



Newmont™

— 100 YEARS —

2021 Proxy Statement

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Wednesday, April 28, 2021
2:00 p.m., MDT
Virtual Annual Meeting of Stockholders
Online Meeting Only

ATTENDING THE ANNUAL MEETING

We are pleased to welcome stockholders to the 2021 Annual Meeting. Due to the COVID-19 pandemic, the Annual Meeting will be a virtual format conducted solely online via live webcast to provide a safe experience for our stockholders and employees. This format also has the benefit of improving meeting efficiency and reducing costs. Stockholders will be able to listen, vote and submit questions from their home or any location with internet connectivity. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting.

ATTENDING THE VIRTUAL MEETING AS A STOCKHOLDER OF RECORD

If you were a holder of record of common stock of Newmont, par value $1.60 per share, at the close of business on March 2, 2021 (the "Record Date") (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare), you can attend the meeting by accessing www.meetingcenter.io/284763746 and entering the 15-digit control number on the Proxy Card or Notice of Availability of Proxy Materials you previously received. The meeting password is NEM2021.

REGISTERING TO ATTEND THE ANNUAL MEETING AS A BENEFICIAL OWNER

If you were a beneficial holder of record of common stock of Newmont, par value $1.60 per share, as of the Record Date (i.e., you hold your shares in "street name" through an intermediary, such as a bank or broker), you must register in advance to virtually attend the Annual Meeting. To register, you must obtain a legal proxy, executed in your favor, from the holder of record and submit proof of your legal proxy reflecting the number of shares of Newmont common stock you held as of the Record Date, along with your name and email address, to Computershare. Please forward the email from your broker, or attach an image of your legal proxy to legalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on April 23, 2021. You will then receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to www.meetingcenter.io/284763746 and enter your control number and the meeting password, NEM2021.

ASKING QUESTIONS

If you are attending the meeting as a stockholder of record or registered beneficial owner, questions can be submitted by accessing the meeting center at www.meetingcenter.io/284763746, entering your control number and meeting password, NEM2021, and clicking on the message icon in the upper right-hand corner of the page. To return to the main page, click the "i" icon at the top of the screen.

To submit questions in advance of the Annual Meeting, visit www.meetingcenter.io/284763746 before 2:00 P.M. Mountain Time on Wednesday, April 28, 2021 and enter the 15-digit control number on the Proxy Card or Notice of Availability of Proxy Materials you previously received.

VOTING

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance online, or if you requested printed copies of the proxy materials, by phone or by mail, to ensure that your vote will be represented at the Annual Meeting.

For more detailed information, see the section entitled "General Information – Voting Your Shares" beginning on page 98 of this Proxy Statement.

The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K
are available free of charge at www.envisionreports.com/nem.

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders:

As your independent Chair, I am pleased to present Newmont's Proxy Statement and cordially invite you to our 2021 Annual Meeting of Stockholders to be held on Wednesday, April 28, 2021, at 2:00 p.m. MDT. In light of the public health impact of COVID-19 and our commitment to support health, safety and wellness, the Annual Meeting will be held entirely online, which will allow for greater participation by all of our stockholders, regardless of their geographic location. Please see the Notice of Annual Meeting for more information about how to attend virtually.

2020 was an unprecedented and challenging year due to the global COVID-19 pandemic. Guided by our values, Newmont's global workforce rose to the challenge, living out our purpose of improving lives through sustainable and responsible mining. As we celebrate Newmont's 100th year, I am proud to report that Newmont has never been stronger. The Company delivered the best financial performance in Newmont history — with record $4.9 billion of cash from operating activities of continuing operations and $3.6 billion of free cash flow.*

CREATING INDUSTRY-LEADING VALUE

Newmont has a world-class and sustainable portfolio of operations, projects and exploration prospects. Capitalizing on the strength of our portfolio and higher gold prices, Newmont has returned more than $2.7 billion to stockholders through dividends and share buybacks since January 2019. As demonstrated by our dividend increase and framework, the Board is confident that our world-class portfolio is positioned to generate industry-leading value and returns for our stockholders. Newmont ended 2020 with $5.5 billion of consolidated cash and $8.5 billion of liquidity.

RESPONDING TO COVID-19

Newmont's business continuity plans and rapid response teams were mobilized in early March 2020 in response to the COVID-19 global pandemic. The teams quickly implemented controls at our operations around the globe to protect the health and safety of our workforce, their families and neighboring communities, while also taking steps to preserve long-term business value.

*   Non-GAAP measure; for a reconciliation of free cash flow see Annex A.



"The Board understands that continued commitment to ESG principles and practices is essential to our license to operate and ability to be a trusted leader in mining."

Noreen Doyle
Independent Chair of the
Board of Directors

Newmont has also made significant contributions toward relief efforts in the communities in which we operate. In April 2020, Newmont established the Newmont Global Community Support Fund to help host communities, governments and employees around the globe combat the COVID-19 pandemic. Since then, Newmont has been actively partnering with local governments, medical institutions, charities and non-governmental organizations to address the greatest needs and serve as a catalyst for long-term resiliency and future community development.

The Board is extremely proud of the way our global workforce responded to these challenging times and by their commitment to Newmont's values as they joined in the efforts to protect and support their colleagues and the communities where they live and work.

LEADING IN SUSTAINABILITY

Newmont continues to be recognized for exceptional economic, environmental and social performance. In 2020, Newmont ranked as the top gold company in the Dow Jones Sustainability Index for the 6th consecutive year, among other recognitions.

The Board understands that continued commitment to Environmental, Social and Governance (ESG) principles and practices is essential to our license to operate and ability to be a trusted leader in mining. In 2020, the Safety and Sustainability Committee of the Board approved Newmont's new Energy & Climate strategy, and unveiled Newmont's industry-leading climate targets of 30% reduction in greenhouse gas (GHG) emissions by 2030, with an ultimate goal of achieving net zero carbon emissions by 2050. The new 2021-2030 target builds upon Newmont's 2016-2020 GHG emissions reductions target of 16.5%. Newmont values transparency and accountability in reaching these targets and plans to issue its first Climate-Related Financial Disclosures (TCFD) report in June 2021. As announced with our longer-term outlook, Newmont will direct $500 million to climate change initiatives through 2025 to support our 2030 and 2050 goals.

I invite you to visit Newmont's annual sustainability report at www.newmont.com/sustainability to learn more about how Newmont continues to build a safe, profitable and responsible business, and to review our TCFD report when published later this year.

ADVANCING INCLUSION AND DIVERSITY

Newmont believes that progressing an inclusive culture is critical to attracting and retaining the talented and diverse workforce and leadership necessary to ensure that Newmont is well-positioned to face operational and strategic challenges as an industry leader. The Board understands the importance of leading by example and thoughtfully considers our Board's composition. During 2020, the Board achieved gender parity with 50 percent female representation amongst independent Directors with the addition of two experienced and distinguished female directors, Maura Clark and Susan Story.

The Newmont Board has come a long way in its diversity journey since Ronee Hagen, our Senior Independent Director and Leadership Development and Compensation Committee Chair, and I joined the Board as its first female members in 2005. Our Board values diversity across a number of categories, including diversity of gender, race and ethnicity, as well as professional backgrounds, in order to ensure that the mix of perspectives, expertise and skills necessary to oversee execution of Newmont's strategy are present in our boardroom.

We are also committed to implementing best practices in corporate governance and Board refreshment is an important element of our corporate governance framework. Ronee and I will be retiring from the Board following this year's Annual Meeting after fifteen years of service, in accordance with our governance guidelines. I am pleased to announce the addition of two new Board nominees, Patrick Awuah and José Manuel Madero, to our slate of independent directors for election at this year's Annual Meeting who will bring fresh ideas to our Boardroom. Patrick has an exceptional background in technology, innovation, program management and education, and brings a unique understanding of Ghana and its workforce. José has outstanding senior management experience, mining expertise and a comprehensive knowledge of complex global operations and business development, including in Mexico and Latin America. Newmont is a global organization and we benefit from the insights and perspectives of our directors with deep experience in our operating jurisdictions. For additional information on all our Board candidates, see pages 18 to 25. With the addition of Patrick and José, 70% of our independent director nominees represent gender or ethnically diverse categories.

BOARD LEADERSHIP SUCCESSION

Board leadership succession planning has been a key focus of the Corporate Governance and Nominating Committee in recent years. I have worked closely with our Vice-Chair, Greg Boyce, to ensure a smooth transition upon my retirement. The Board has long appreciated Greg's sound judgment and insights, deep understanding of mining, Chair and CEO experience, and commitment to independence and integrity. I am confident that under Greg's leadership, the Board will continue to provide strategic direction and oversight to further strengthen Newmont's position as the world's leading gold company.

YOUR VOTE IS IMPORTANT

We encourage you to share your opinions, suggestions and concerns with us. Stockholder feedback is an important foundation for policy development and informs our strategy.

We encourage you to vote promptly, even if you plan to attend the 2021 Annual Meeting of Stockholders, and to submit questions and feedback in advance of the meeting.

It has been an honor and privilege for me to serve as Newmont's Independent Chair. Thank you for the trust you place in the Board of Directors and for the opportunity to serve Newmont on your behalf.

Very truly yours,

Noreen Doyle
Independent Chair of the Board of Directors

THANK YOU FOR YOUR CONTINUED SUPPORT OF NEWMONT.



NOTICE OF 2021 ANNUAL MEETING OF STOCKHOLDERS

March 17, 2021

The Annual Meeting of Stockholders of Newmont Corporation will be held at **2:00 p.m., Mountain Daylight Time, on Wednesday, April 28, 2021, at** www.meetingcenter.io/284763746 to:

1. Elect Directors;

2. Approve, on an advisory basis, the compensation of the Named Executive Officers;

3. Ratify the Audit Committee's appointment of Ernst & Young LLP as Newmont's independent registered public accounting firm for 2021; and

4. Transact such other business as may properly come before the meeting.

Record Date: March 2, 2021

Date These Proxy Materials Are First Being Sent to Stockholders: On or about March 17, 2021

The 2021 Annual Meeting of Stockholders is being held in a virtual only format due to the ongoing global COVID-19 pandemic. All stockholders are invited to attend the Annual Meeting virtually.

It is important that your shares be represented at the Annual Meeting whether or not you are able to attend. If you are unable to attend virtually, please promptly vote your shares at your earliest convenience.

You may vote online prior to the meeting by visiting http://envisionreports.com/nem and entering the control number found in your Notice of Internet Availability of Proxy Materials, or, by phone or by mail. You may also vote during the Annual Meeting by visiting www.meetingcenter.io/284763746 entering the control number, and following the instructions. The meeting password is NEM2021. Voting by the Internet or telephone is fast, convenient, and enables your vote to be immediately confirmed and tabulated, which helps Newmont reduce postage and proxy tabulation costs. For more detailed information, see the section entitled "General Information – Voting Your Shares" on page 98.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible to ensure that your shares are represented and voted at the Annual Meeting.

By Order of the Board of Directors,

Nancy Lipson
Executive Vice President and General Counsel

 Scan this QR code to view digital versions of our Proxy Statement and 2020 Annual Report.

Our Proxy Statement and Annual Report are available at http://envisionreports.com/nem

TABLE OF CONTENTS



ABOUT NEWMONT CORPORATION

Our Purpose

Our purpose is to create value and improve lives through sustainable and responsible mining.

2020 HIGHLIGHTS



Protected the wellbeing of our workforce and communities through our COVID-19 response



Delivered superior operational execution from a **proven operating model**



Right-sized portfolio with nine world-class assets in top-tier jurisdictions*



Recognized as top gold miner for ESG; set 2030+ climate targets



Achieved **record financial performance**



Provided superior shareholder returns and **announced industry-leading dividend framework**

In 2020, Newmont:

▸ Produced 5.9 million attributable ounces of gold* and over 1 million attributable gold equivalent ounces* from co-products, reported CAS* of $756 per ounce and AISC* of $1,045 per ounce, achieving 2020 full-year guidance

▸ Generated record $4.9 billion of cash from operating activities of continuing operations and $3.6 billion of Free Cash Flow,* 97% attributable to Newmont

▸ Reported $5.5 billion of consolidated cash with $8.5 billion of liquidity and a net debt to adjusted EBITDA* ratio of 0.2x

▸ Announced industry-leading dividend framework* and declared a fourth quarter dividend of $0.55 per share, an increase of 38 percent over the prior quarter

▸ Completed the 2020 $1 billion share-repurchase program and announced a new $1 billion share-repurchase program*

▸ Delivered over $2.7 billion to shareholders through dividends and share buybacks in 2019 and 2020

▸ Achieved full-year guidance, ending the year with the highest quarter of production in 2020

▸ Announced commercial production at Musselwhite

▸ Reported industry leading reserves of over 94 million ounces of Gold Mineral Reserves and 65 million of gold equivalent ounces reserves

▸ Formed exploration joint ventures with Agnico Eagle Mines Limited in Colombia and Kirkland Lake Gold Inc. in Canada; completed sale of certain royalties to Maverix Metals and divestment of the Red Lake Complex in Canada

▸ Achieved best safety performance in Newmont's history, focusing on fatality risks across our business

▸ Continued to manage the COVID-19 pandemic with wide-ranging controls and safety protocols, placing the health, safety and wellbeing of our people and communities above all else

▸ Established Newmont Global Community Support Fund to help host communities, host governments and employees around the globe combat the COVID-19 pandemic

▸ Recognized as top-ranked gold miner for the sixth consecutive year in DJSI Index, announced industry-leading climate targets for greenhouse gas emissions and committed $500 million over 5 years to climate change initiatives

▸ Recognized as the top mining company on FORTUNE's list of the World's Most Admired Companies, and achieved a perfect score of 100 on Corporate Equality Index

* See Annex A for a reconciliation of non-GAAP measures, cautionary statement and endnotes.

Our Response to COVID-19

At Newmont, our purpose — to create value and improve lives through sustainable and responsible mining — has guided our response to the COVID-19 pandemic. We are proud of how our global teams have responded to the crisis and remained committed to Newmont's values. We are grateful for the sacrifices people have made and continue to make, to support our business and, most importantly, to keep themselves, their families, their colleagues and members of their community healthy, safe and supported during the pandemic. Newmont made decisions with our values and people front of mind, to ensure that we could navigate the changing landscape, and accelerate performance coming out of the crisis. We continued base pay to employees that could not work due to risk or operations on care and maintenance to support the security of our employees. Other examples of how we place the health, safety and wellbeing of our employees and communities above all else include:

COVID-19 Support and Testing: We established protocols and infrastructure early in the pandemic to protect our employees and supporting communities. For example, at Newmont's Peñasquito operation in Mexico our community response included providing thousands of cleaning kits for health clinics and families, tens of thousands of reusable masks and thousands of books for distance learning. Across the 18 testing sites that we've established throughout Mexico, our teams have performed over 50,000 COVID-19 tests, allowing us to manage the risk of a significant outbreak. We test our people both when they arrive and depart from our sites with the goal to enhance employee, family and community safety.

Global Community Support Fund: Early in the pandemic, Newmont established the Newmont Global Community Support Fund (the "Fund") with US$20 million to help host communities, governments and employees combat the COVID-19 pandemic. The Fund builds upon other local contributions and efforts Newmont implemented. To ensure that the Fund supports communities in a robust and meaningful way, Newmont worked diligently with local governments to design a plan and identified three key areas of support: namely, employee and community health, food security and local economic resilience.

Since the launch of the Fund, Newmont has spent or committed over $11 million in these three key areas of support.

For example, a consequence of the pandemic has been the closure of schools, disrupting the education of many children. For some, due to limited access to digital devices and the internet, virtual learning has not been an option. The Fund, and through the Gold-4-Gold Reading Program (an initiative launched in 2019 that drives literacy among children in grades 1–3), Newmont Ghana implemented a reading program in partnership with United Way Ghana and the Ghana Library Authority. The reading program minimizes the educational impacts of COVID-19 on children in the Ayawaso District of Accra, Ghana.

Together-While-Apart: Globally, Newmont implemented controls to protect our workforce and neighboring communities against the spread of COVID-19, which have changed the way we work and live. As we adapted to these new conditions, our workforce found creative ways to remain connected, share our experiences and lift each other's spirits. To help our workforce stay connected and share experiences, we launched "Together While Apart," an inclusive campaign to inspire, encourage and support each other while we are physically apart and social distancing.

Our People

At Newmont, one of our strategic pillars is people, which forms the basis of our business planning and establishes objectives by which we measure our performance. The success of our business comes from the accomplishments and wellbeing of our employees and contractors. Approximately 14,300 people were employed by Newmont and approximately 13,500 people were working as contractors in support of Newmont's operations as of the end of 2020. Our goal is to build a workplace culture that fosters leaders and allows every person to thrive, contribute, and grow. Our global People Policy is publicly available on our website and states our commitments to employees, which are supported by global standards on employment practices.

The people who work on our behalf give us a competitive advantage. Through our global human capital strategy, we align our talent management efforts with the overall business strategy. The strategy's focus areas include enhancing the employee experience and evolving for future workforce needs; building our bench strength and leadership capabilities; developing effective labor relations that align stakeholders with a shared future; and progressing our inclusion and diversity. We believe that progressing an inclusive workplace culture is a critical part of tackling the challenge of attracting and retaining diverse employees. In 2020, we were active participants in the Paradigm for Parity framework, a coalition of business leaders committed to a workplace where women and men have equal power, status and opportunity in senior leadership by 2030, and we are committed to advancing the UN Sustainable Development Goal to achieve gender equality.

Setting the tone at the top, the Company's Board has been recognized as a leader in Board diversity and inclusive leadership. Our Board values diversity across a number of categories, including diversity of gender, race, ethnicity and nationality, as well as professional backgrounds, in order to ensure that the mix of perspectives, expertise and skills necessary to oversee execution of the Company's strategy are present in our boardroom.

On a regular and ongoing basis, our Leadership Development and Compensation Committee of the Board reviews our global inclusion and diversity strategy, employee engagement scores and response plans, workforce analytics, succession plans, talent pools, development plans and talent movement and trends with respect to the Company overall or in certain geographic markets or business units.

In our annual sustainability report, Newmont voluntarily reports workforce and labor information in accordance with GRI Sustainability Reporting Standards, including data on workforce demographics, compensation and equal remuneration, gender diversity, union representation, labor relations, employee turnover, hiring representation, and training and development.

Our Approach to ESG

Newmont has 100 years of experience developing mineral resources. Newmont's sustainability strategy is a foundational element in achieving our purpose of creating value and improving lives through sustainable and responsible mining. It reflects our approach to managing sustainability risks and considerations across the business and is embedded in our overall business strategy. We also recognize that sustainability means protecting the health and safety of our workforce and host communities. We are committed to continuously advancing our methods and practices that enhance our governance, protect people, support host communities, and safeguard the environment and, in turn, earn the right to operate for the next 100 years. Environmental and social practices in the mining industry have undergone a tremendous evolution over the past two decades, especially in the gold mining sector. Environmental stewardship is central to our business. Our approach has evolved and we strive to set a standard of excellence and transparency.

2000-2005	2005-2010	2010-2015	2015-2020
Founding member of ICMM (2001)	Initial signatory of the International Cyanide Management Code (2005)	Adopted Conflict-Free Gold Standard (2013)	**Sustainability and safety targets included in compensation plans** (2016)
Established Safety & Sustainability Board committee (2004)	Named to DJSI North America Index (2006) & World Index (2007)	**Established annual public sustainability targets** (2014)	Initiated **Fatality Risk Management** program to support a fatality, injury and illness free environment (2017)
Founding member to Partnering Against Corruption Initiative (2003)	**Appointed Company's first Chief Sustainability Officer** (2007)	Early adopter of the UN Guiding Principles on Business and Human Rights Reporting Framework (2015)	**Implemented global industry standard on tailings management** (2020)
Supporter of Extractive Industries Transparency Initiative (2003 & 2004)	Began annual CDP Climate and Water disclosures (2010)	**DJSI World gold industry sustainability leader** (2015-2020)	**Set 2030 science-based climate targets** and 2050 carbon neutral goal (2020)
First sustainability report issued (2004)			

Newmont recently committed to meet an industry-leading climate target of 30% reduction in greenhouse gas emissions by 2030, with an ultimate goal of becoming net zero carbon by 2050. As a part of this commitment, we will invest $500 million in climate change initiatives over the next five years, from 2021 through 2025, and will also report via TCFD guidelines to demonstrate accountability and transparency in achieving these goals. The TCFD report will detail Newmont's governance, strategy and portfolio resilience to a range of climate scenarios. The TCFD report will also track the Company's progress toward implementing its 2030 strategy, meeting its 2030 targets and executing emissions reduction projects across its portfolio. We expect to issue our first annual TCFD report in mid-2021.

Our Sustainability Strategy

SUSTAINABILITY FRAMEWORK

Reporting
Transparently reporting on our performance helps us build trust with stakeholders by holding ourselves accountable for results and acknowledging areas for improvement.

Targets
Clear targets challenge us, drive improvement and allow stakeholders to assess our performance in the areas that matter most.

Metrics/Indicators
Metrics and indicators track our performance.

Systems
Efficient and effective management systems improve cross-functional collaboration and drive a consistent approach to risk management across the business.

Strategy/Standards/Procedure
Efficient and effective management systems improve cross-functional collaboration and drive a consistent approach to risk management across the business.

Policies
Our global policies — including our Sustainability and Stakeholder Engagement Policy.

Our sustainability strategy's implementation framework provides a systematic and pragmatic approach. A foundational Sustainability and Stakeholder Engagement Policy (the "Policy"), which was reviewed and approved by our Board's Safety and Sustainability Committee (the "S&S Committee"), is supported by the strategies, standards, systems and metrics that drive our performance.

In 2020, we updated the Policy, which is available on our website, to reflect our progress and commitments, as well as changing and growing stakeholder expectations, particularly in the areas of climate change, water, tailings management, cultural heritage and Indigenous Peoples.

Sustainability and safety are integrated into the business at all levels of the organization, with key objectives incorporated into our global standards, strategies, business plans and remuneration plans.

Board Oversight

We believe that strong governance is fundamental for sustainable environmental and social performance. The Board's S&S Committee actively engages with management, providing advice, counsel and recommendations, and oversight on matters relating to health, safety, security, sustainable development, environmental management and affairs, stakeholder relations, human rights, cultural heritage, government relations and communications issues.

Jane Nelson, who has a long and distinguished career advocating for sustainable business practices and is the Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, became S&S Committee Chair in 2019, and will continue to serve as its Chair in 2021. Another S&S Committee member, Matthew Coon Come, provides invaluable advice to Newmont on Indigenous Relations. As a past Grand Chief of the Grand Council of the Crees and Chair of the Cree Regional Authority, he also now chairs the Board's Advisory Council on Indigenous Community Relations, which was established in 2020, and provides support and oversight to the Company-led Global Center for Indigenous Community Relations.

Strategic Imperatives

Three strategic imperatives — performance, social acceptance and reputation, and risk management — drive the programs necessary to deliver our sustainability strategy:

▶ **Performance:** Investors and other stakeholders are increasingly interested in the link between non-financial performance and long-term value creation.



TRANSPARENCY

#2

most transparent company in S&P 500



CLIMATE RESILIENCE

A-

CDP Climate assessment score reflective of coordinated action on climate issues



GLOBAL TOP 100

#13

Rated #13 on list of 100 Best Corporate Citizens as rated by C3BL



LEADERSHIP

6 years

as the top gold miner based on SAM S&P Global Corporate Sustainability Assessment



RESPONSIBLE COMPANY

#1

Ranked as top gold miner in Newsweek's list of America's Most Responsible Companies for 2020



SUSTAINABILITY

6th consecutive year

to be the **#1** gold mining company on Dow Jones Sustainability World Index

▶ **Social acceptance and reputation:** Programs and activities that build trust-based relationships with stakeholders include community participatory monitoring programs at several sites and transparently disclosing our performance in addressing human rights matters and community complaints and grievances.

▶ **Risk management:** Strategies and programs — such as those related to fatality risks, human rights, responsible sourcing, closure, energy and climate, water stewardship and tailings management — are examples of our proactive approach to managing both short- and long-term risks and preparing for emerging issues.

Non-financial (ESG) Disclosures

Investors are encouraged to review our Annual Sustainability Report to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners and host communities around the world.

We are committed to continuous improvement and reporting our performance in line with two new disclosure frameworks, ICMM's Mining Principles' Performance Expectations and the World Gold Council's Responsible Gold Mining Principles, that incorporate robust site-level performance validation. We remain committed to aligning our sustainability programs with leading practices.











The sustainability report is compiled in accordance with the GRI Standards Core option, the GRI Mining and Metals Sector Supplement, the SASB Metals & Mining Sustainability Accounting Standard, the TCFD guidelines, is externally assured, and reflects Newmont's commitment to transparency and reporting obligations as a founding member of the International Council on Mining and Metals and as an early adopter of the UN Guiding Principles Reporting Framework. Newmont's transparent sustainability reporting, including ESG data tables, greenhouse gas assurance statements, conflict-free gold report, policy influence disclosures, regional sustainability reports, economic impact reports, CDP, CRR and other reports, responses and policies can be found on our website at https://www.newmont.com/sustainability.

Annual Sustainability Report	Annual review of non-financial performance updates on governance, strategy, performance and risk management and performance in key areas that include health, safety and security, workforce, the environment, supply chain, social acceptance, ethics and compliance, value sharing, equity, inclusion and diversity domains, providing decision-useful information for stakeholders. The Report follows global standards and guidelines for non-financial disclosures and includes a disclosure framework index.
The Climate Strategy Report	Newmont's approach to ensuring business resiliency in the face of climate change. Following The Climate-Related Financial Disclosures (TCFD) guidelines, the report will cover climate governance, strategy, risks and opportunities, as well as performance metrics targets in support of a smooth transition of achieving a well-below 2 degree reduction by 2030, in line with the Paris Agreement, and to help the Company reach its net zero carbon emissions aspirations.
ESG Data Center	All of Newmont's ESG data housed digitally in one centralized location for easy access by stakeholders, primarily the investment community, for decision-making purposes. Available in downloadable, locked MS Excel file format.
Regional Sustainability Reports	Annual review of Newmont's non-financial performance utilizing data from the Annual Sustainability Report as well as community and stakeholder interactions and relationships in our host countries of operations. Provided for better understanding with host communities, host governments and regulators.
Economic Impact Reports	Reports on the economic benefits supported by Newmont's mining activities to host countries and local communities, including: local employment and job creation, direct and indirect economic value creation, and payments to governments.
Greenhouse Gas Verification Statement	Provides an independent verification on the accuracy of the GHG emissions reported, and on the underlying systems and processes used to collect, analyze and review the information.
Conflict-Free Gold Report & Assurance Statement	Summarizes how Newmont conforms to the requirements of World Gold Council's Conflict-Free Gold Standard to ensure that our gold has been extracted in a manner that does not cause, support or benefit unlawful armed conflict or contribute to human rights abuses or breaches of international humanitarian law. The Conflict-Free Gold Assurance Statement is an independent assurance statement that attests that Newmont's Conflict-Free Gold Report is prepared and presented in accordance with the requirements of the Conflict-Free Gold (CFG) Standard (October 2012).

Policy Influence Disclosure	Disclosure on how Newmont engages in policy dialogue in order to ensure transparency in policy and lobbying practices in alignment with Newmont's values. Details membership and trade associations, policy perspectives, lobbying reporting and political contributions.
CDP (formerly Carbon Disclosure Project) Climate and Water Questionnaire responses	Responses to investor-led CDP Questionnaires for CDP Water Security and for CDP Climate Change. Questionnaires cover Newmont's approach to governance, risks and opportunities, business strategy, targets and performance related to climate and water aspects and impacts of Newmont's operations.
Community Relationship Review (CRR)	A comprehensive report offering an in-depth understanding of how Newmont manages its community relationships, including the contexts in which conflicts may occur and recommendations for improvement by the Company.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Board Demographics

At Newmont, we are proud that the commitment to inclusion, one of Newmont's core values, starts at the top. Newmont's value of inclusion helps us attract and retain the industry's top talent so we can achieve differentiated business results today and well into the future.

A range of qualities, including gender, race, ethnicity and domicile are well represented on Newmont's 2021 Director nominee slate, with 70% of independent directors bringing a form of diversity.*



70%
Ethnic/Gender
Diversity
7 out of 10 independent directors are gender/ethnically diverse

30%
3 female out of 10

5 reside outside of US

40%
4 racially/ ethnically diverse

1 Ghanaian

1 Cuban

1 Mexican

1 Indigenous Cree

---

* Our Board is comprised of 10 independent non-executive directors and one executive director, our President and CEO.

Skills, Qualifications and Experience

Each nominee brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including:

 Public Company CEO Experience	 Accounting Experience	 Health & Safety Experience	 Compensation Expertise
 Risk Management Experience	 Mergers & Acquisition Experience	 Extractive Experience	 Leading Academic
 Environmental & Social Responsibility Experience	 Public Company Chair or Lead Director Experience	 International Business Experience	 Finance Expertise
 Innovation and Technology Expertise	 Government/Regulatory Affairs Experience	 Designated Audit Committee Financial Expert	 Operational Delivery

---

Engagement of the Board

▶ 15 Board of Director meetings and 23 Board Committee meetings in 2020

▶ 100% overall attendance rate at Board of Director meetings and Board Committee meetings for all incumbent Directors standing for re-election

---

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** each director nominee.

PROPOSAL NO. 2 – TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Our executive compensation program is designed to include pay practices that drive behaviors that deliver business results aligned with our purpose. We believe our compensation program provides the appropriate mix of fixed and at-risk compensation. A majority of executive pay is performance-based and delivered through long-term incentives, and realized pay has followed shareholder investment outcome trends over the last five years.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.

PROPOSAL NO. 3 – RATIFY APPOINTMENT OF AUDITORS

The Board and the Audit Committee believe that the continued retention of Ernst & Young to serve as Newmont's independent auditor for the year ending December 31, 2021, is in the best interest of Newmont and its stockholders.

 **FOR**

The Board of Directors unanimously recommends a vote **FOR** this proposal.



Voting for Directors

If you hold your Newmont stock through a broker, bank or other financial institution, your Newmont stock will not be voted on your behalf on the Election of Directors unless you complete and return the Voting Instruction Form or follow the instructions provided to you to vote your stock via telephone or the Internet. Because your broker does not have discretionary authority to vote on this proposal without instructions from you, if you do not instruct your broker, bank or other financial institution how to vote, a "broker non-vote" will occur and your shares will not be represented in the Election of Directors vote at the Annual Meeting.

Majority of Votes Cast Standard for the Election of Directors

Our By-Laws provide that in an uncontested election each Director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a Director's election must exceed 50% of the number of votes cast with respect to that Director's election. Votes cast shall include votes to withhold authority, but shall exclude abstentions. Votes will not be deemed cast if no authority or direction is given. As such, abstentions and broker non-votes are not counted as votes cast and therefore will have no effect on determining whether the required majority vote has been attained.

If a nominee for Director does not receive the vote of at least a majority of votes cast with respect to that nominee at the Annual Meeting, it is the policy of the Board of Directors that the Director must tender his or her resignation to the Board. In such a case, the Corporate Governance and Nominating Committee will make a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, considering all of the facts and circumstances. The Director who has tendered his or her resignation will not take part in the deliberations. For additional information, our Corporate Governance Guidelines are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

Director Skills and Qualifications

In addition to meeting the minimum qualifications set out by the Board of Directors under "Process for Selecting New Directors," on page 36, each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including board service, operational delivery, extractive industry and mining, mergers and acquisitions, corporate governance, compensation, executive management, private equity, finance, operations, manufacturing, technology, government, international business, health and safety, and environmental and social responsibility. The unique background, skills and qualifications that led the Board of Directors and the Corporate Governance and Nominating Committee to the conclusion that each of the nominees should serve as a Director for Newmont are set forth in the "Nominees" section below.

 **FOR**

> The Board of Directors unanimously recommends that the stockholders vote **FOR** each of the following nominees and, unless a stockholder gives instructions on the proxy card to the contrary, the proxies named thereon intend so to vote.

Nominees

Each of the eleven persons named below is a nominee for election as a Director at the Annual Meeting for a term of one year or until his/her successor is elected and qualified. Unless authority is withheld, the proxies will be voted for the election of such nominees. If any such nominees cannot be a candidate for election at the Annual Meeting, then the proxies will be voted either for a substitute nominee designated by the Board of Directors or for the election of only the remaining nominees. All such nominees, other than Susan Story, Patrick Awuah and José Manuel Madero, were elected to the Board at the prior Annual Meeting of Stockholders. For more information on the process for selecting new directors, see page 36.

Director Nominee Overview

Gregory H. Boyce, 66 IND
Retired Executive Chairman and Chief
Executive Officer, Peabody Energy
Corporation
Tenure: 5 years
Other Current Public Boards: 1



Susan Story, 61 IND
Retired President and Chief Executive Officer,
American Water Works Company Inc.
Tenure: <1year
Other Current Public Boards: 2

Patrick G. Awuah Jr., 55 IND
Founder and President
Ashesi University
Tenure: new nominee
Other Current Public Boards: None



Bruce R. Brook, 65 IND
Retired Chief Financial Officer, WMC
Resources Limited
Tenure: 9 years
Other Current Public Boards: 2



Julio M. Quintana, 61 IND
Retired Director, President and Chief
Executive Officer, Tesco Corporation
Tenure: 5 years
Other Current Public Boards: 3



2021 Director Nominees

Maura Clark, 62 IND
Former President Direct
Energy Business
Tenure: 1 year
Other Current Public Boards: 3

Tom Palmer, 53
President and Chief Executive Officer,
Newmont Corporation
Tenure: 1 year
Other Current Public Boards: None

Matthew Coon Come, 64 IND
Former Grand Chief,
Grand Council of the Crees
Tenure: 1 year
Other Current Public Boards: 1





Jane Nelson, 60 IND
Founding Director,
Harvard Kennedy School's Corporate
Responsibility Initiative
Tenure: 9 years
Other Current Public Boards: None

José Manuel Madero, 52 IND
Founder and Managing Partner,
Bizwp, SC
Tenure: new nominee
Other Current Public Boards: 1

René Médori, 63 IND
Retired Finance Director, Anglo
American plc
Tenure: 3 years
Other Current Public Boards: 2

SKILLS, QUALIFICATIONS AND EXPERIENCE

	PATRICK G AWUAH JR.	GREGORY BOYCE	BRUCE BROOK	MAURA CLARK	MATTHEW COON COME	JOSÉ MANUEL MADERO	RENÉ MÉDORI	JANE NELSON	THOMAS PALMER	JULIO QUINTANA	SUSAN STORY
Public Company CEO Experience		✓							✓	✓	✓
Public Company Chair or Lead Director Experience		✓	✓				✓			✓	✓
Extractive Experience		✓	✓			✓	✓		✓	✓	
Operational Delivery	✓	✓		✓		✓			✓	✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Mergers & Acquisition Experience		✓	✓	✓		✓	✓	✓	✓	✓	✓
Finance Expertise		✓	✓	✓		✓	✓			✓	✓
Designated Audit Committee Financial Expert			✓	✓			✓				✓
Accounting Experience			✓	✓			✓				✓
Environmental & Social Responsibility Experience	✓	✓			✓	✓		✓	✓	✓	✓
Health & Safety Experience	✓	✓			✓	✓		✓	✓	✓	✓
Compensation Expertise		✓		✓	✓	✓				✓	✓
Leading Academic	✓							✓			
Risk Management Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government/ Regulatory Affairs Experience	✓	✓	✓		✓	✓		✓		✓	✓
Innovation and Technology Expertise	✓	✓	✓			✓				✓	✓

2021 Committee memberships (effective April 28, 2021 following the Annual Meeting)

AUDIT

Chair: Bruce R. Brook
Members: René Médori and Susan Story

Oversight and Areas of Focus:

- Integrity of financial statements
- Compliance
- Internal audit function
- Independent auditors
- Auditing matters

LEADERSHIP DEVELOPMENT AND COMPENSATION

Chair: Julio Quintana
Members: Gregory Boyce and Maura Clark

Oversight and Areas of Focus:

- Compensation and its components
- Senior leadership development, succession planning and talent management
- Global inclusion and diversity strategy
- Awards of stock-based compensation

CORPORATE GOVERNANCE AND NOMINATING

Chair: Gregory Boyce
Members: Bruce R. Brook, Jane Nelson and Julio Quintana

Oversight and Areas of Focus:

- Director and Chair succession planning
- Slates of directors and officers for election
- Evaluation of CEO performance
- Organization, size, operation, practice, and tenure policies of the Board
- Independence of directors
- Annual Board, Director Peer and Committee evaluations
- Board committees
- Corporate governance issues

SAFETY AND SUSTAINABILITY

Chair: Jane Nelson
Members: Patrick Awuah, Matthew Coon Come and José Madero
Oversight and Areas of Focus:

- Health, safety and security issues and management of related risks
- Sustainable development, environmental affairs, community relations, human rights, operational security and communications issues, annual Sustainability Report
- Furtherance of commitment to adoption of best practices in promotion of a healthy and safe work environment

The following sets forth information as to each nominee for election, including his or her age (as of the Record Date), and background (including his or her principal occupation during the past five years, current directorships and directorships held during at least the past five years), and skills and qualifications:

PATRICK G. AWUAH JR.



Independent

Age: 55
Director Since: Nominee
Board Committees:
► Safety and Sustainability Committee Nominee

Career Highlights

Patrick Awuah, 55, is the Founder and President of Ashesi University, a private, not-for-profit institution that has quickly gained a reputation for innovation and quality education in Ghana. Before founding Ashesi University, Mr. Awuah worked as a Program Manager for Microsoft where, among other things, he spearheaded the development of dial-up internet working technologies and gained a reputation for bringing difficult projects to completion.

Director Qualifications:

 **International Experience** — In addition to over twenty years as the founder and president of Ashesi University in Ghana, Mr. Awuah is also a Fellow of the Africa Leadership Initiative (a branch of the Aspen Global Leadership Network), and a member of the United States Council on Foreign Relations and the Pacific Council on International Policy. He served on the Advisory Committee on Voluntary Foreign Aid (ACVFA) of the U.S. Agency for International Development from 2010 to 2016. He was awarded the distinction of the Membership of the Order of the Volta, one of Ghana's highest awards, given to individuals who exemplify the ideal of service to the country.

 **Executive Management Skills** — Founder and President of Ashesi University since 1999. In 2015, Mr. Awuah was listed by Fortune Magazine as number 40 in world's 50 greatest leaders and was awarded a MacArthur Fellowship.

 **Academic Leadership** — Founder and President of Ashesi University, a private, not-for-profit institution that is recognized around the world for its impact, and considered a thought leader in educating ethical, entrepreneurial leaders in Africa. In 2012, Ashesi University was ranked as one of the top ten Most Respected Companies in Ghana, and was the first educational institution to win the award. Mr. Awuah was named the 4th Most Respected CEO in Ghana and in 2017 Ashesi University was awarded the World Innovation Summit for Education Prize.

 **Operational and Industry Expertise** — Recognized for excellence in engineering. Prior experience as a Program Manager with Microsoft Corporation.

 **Health, Safety, Environmental and Social Responsibility Experience** — Leadership has included focus on educating students in stewardship, sustainability and ethical business practices. Under Mr. Awuah's leadership, Ashesi University developed programs focused on environmental sustainability advancement and practices including harvesting rainwater, water conservation practices and renewable energy utilization.

 **Board Experience** — Service on the private, not-for-profit Board of Ashesi University and on Board of Trustees for Ashesi University Foundation, a 501(c)(3) US non-profit corporation.

GREGORY H. BOYCE



Independent

Age: 66
Director Since: 2015
Board Committees:
► Corporate Governance and Nominating
► Safety and Sustainability
► To serve as Independent Chair of the Board and Chair of the Corporate Governance and Nominating Committee and Executive-Finance Committee following the 2021 Annual Meeting

Career Highlights

Gregory H. Boyce, 66, retired Executive Chairman of Peabody Energy Corporation from 2007 to 2015. Mr. Boyce joined Peabody in 2003 as Chief Operating Officer, and served as Chief Executive Officer from 2006 to 2015. Prior to his service with Peabody, Mr. Boyce served in various executive roles with Rio Tinto Group from 1989 to 2003. Current Lead Independent Director of Marathon Oil Corporation.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Peabody Energy Corporation and other executive management positions noted above.

 **Operational and Industry Expertise** — Over 44 years of experience in the global energy and mining industries. Past Chairman of the National Mining Association. Chair of Lowell Institute for Mineral Resources Board at the University of Arizona. Awarded a Bachelor's Degree in Mining Engineering from the University of Arizona and completed the Advanced Management Program from the Graduate School of Business at Harvard University.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility in executive roles, as well as during service on ESR committees of both Marathon Oil and Monsanto Company. Past member of Board of Trustees of Washington University of St. Louis and past member of Civic Progress in St. Louis. Member Board of Trustees of Heard Museum in Phoenix, Arizona.

 **International Experience** — Extensive senior executive experience working with multinational energy and mining operations, including with Peabody Energy Corporation and Rio Tinto plc (an international natural resource company) as Chief Executive Officer – Energy. Prior to his service with Rio Tinto, Mr. Boyce worked for over 10 years in various operational roles of increasing responsibility with Kennecott, a global natural resources company. He also served on the Board of Monsanto Company, a multinational agrochemical and agricultural biotechnology company for more than five years.

 **Compensation Expertise** — Experience serving as a Chair of Marathon Oil's Compensation Committee and as a member of Monsanto's People and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles.

 **Board Experience** — Service on the Company's Board of Directors since October 2015 and on the board of Marathon Oil Corporation from 2008 to present, currently serving as Lead Independent Director since February 2019. Formerly served as Executive Chairman of Peabody Energy Company from 2007 to 2015 and as a director from 2005 to 2015 and as a Director of Monsanto Company from 2013 to 2018.

BRUCE R. BROOK



Independent

Age: 65
Director Since: 2011

Board Committees:
► Audit (Chair)
► Corporate Governance and Nominating
► Executive-Finance

Career Highlights

Bruce R. Brook, 65, currently serves as a Director of CSL Limited and Incitec Pivot Limited. Mr. Brook has extensive board, Audit Committee and executive leadership experience in diverse industries, including mining, finance, manufacturing and chemicals.

Director Qualifications:

 **Financial Expertise** — Chair of Newmont's Audit Committee, the Audit and Risk Management Committee of CSL Limited, and Chair of the Audit Committee at Incitec Pivot Limited. Prior service as the Chair of the numerous Audit Committees as described below in Board Experience. Former member of the Financial Reporting Council, an agency of the Australian Commonwealth from 2006 to 2012, which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation. Former member of the Director Advisory Panel of the Australian Securities and Investment Commission from 2013 to 2018. Finance executive experience as Chief Financial Officer of WMC Resources Limited from 2002 to 2005. He also held key executive roles including Deputy Chief Finance Officer of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited and General Manager, Group Accounting positions at CRA Limited and Pasminco Limited.

 **International Experience** — Extensive international experience as a Director of multiple international companies, including Boart Longyear Limited, Programmed Group, CSL Limited and Incitec Pivot Limited.

 **Operational and Industry Expertise** — Experience as a Director of Lihir Gold Limited, Energy Developments Limited, Consolidated Minerals Limited and Deep Exploration Technologies Cooperative Research Centre, a collaborative research program researching safer, more advanced and more cost effective geological exploration and drilling methods. Currently serves as a Director at Incitec Pivot, a global manufacturer and distributor of industrial chemicals, explosives and fertilizers.

 **Board Experience** — Service on the Company's Board of Directors since 2011 and as Chair of the Audit Committee since April 2016. Currently also serves on the board of CSL Limited and Incitec Pivot Limited. Former Director and Chair of Programmed Group (2010 to 2017). Former Director and Chair of the Audit Committees of Boart Longyear Limited (2007 to 2015), Lihir Gold Limited, Consolidated Minerals Limited, Energy Developments Limited and Snowy Hydro Limited and former independent Chair of Energy Developments Limited.

MAURA CLARK



Independent

Age: 62
Director Since: 2020

Board Committees:
► Audit
► Leadership Development and Compensation

Career Highlights

Maura Clark, 62, currently serves as a Director of Fortis Inc., Nutrien Ltd. and Garrett Motion, Inc. She has extensive board, Audit Committee, strategic finance and executive leadership experience. Ms. Clark is the former President of Direct Energy Business, the leading commercial and industrial energy business unit of Direct Energy L.P. (a subsidiary of Centrica PLC). Direct Energy Business is the leading B2B energy retailer in Canada and the US.

Director Qualifications:

 **Financial Expertise** — Current Chair of the Audit Committee of Nutrien and service on the Audit Committee of Fortis Inc. Former Chair of the Elizabeth Arden Audit Committee. Experience as Managing Director, Investment Banking Division with The Goldman Sachs Group from 2000 to 2003 and as EVP, Corporate Development & Chief Financial Officers of Premcor Inc. from 1995 to 2000. Prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company. Qualified as a Chartered Professional Accountant.

 **Executive Management Skills** — Former President, Direct Energy Business from 2007 to 2014, during which time revenues grew from $2B to $10B through the expansion of products and services, organic sales and transformational mergers and acquisitions. Served as EVP, North American Strategy and M&A for Direct Energy prior to serving as President. Led strategy development and all merger and acquisition activity.

 **International Experience** — Extensive international experience as a Director of multiple international companies, including Garret Motion, Nutrien, and formerly Elizabeth Arden.

 **Operational and Industry Expertise** — Over 25 years of experience in the global energy and natural resources industries. Prior Managing Director with Goldman Sachs, where she provided strategic banking and debt financing solutions to clients in the natural resources and industrial sectors, including merchant power, gas and electric utilities, refining, propane, water, chemicals and industrial businesses. Former CFO of Premcor, an independent refiner and marketer of petroleum products.

 **Health, Safety, Environmental and Social Responsibility Experience** — Extensive experience as a leader in the energy business managing matters related to regulatory, policy and social responsibility. Additional experience as a director of Nutrien, the world's largest provider of crop inputs, services and solutions.

 **Compensation Expertise** — Experience serving as a member of Garret Motion's Compensation Committee and as a member of Nutrien's Human Resources and Compensation Committee and participation in compensation, benefits and related decisions in senior executive roles.

 **Board Experience** — Service on the Board of Fortis, Inc. from 2015 to present, Nutrien Ltd. from 2018 to present, and Garrett Motion, Inc. from 2018 to present. Prior service on the Agrium Inc. Board (merged with Potash Corp and created Nutrien) from 2016 to 2018 and prior service on the Board of Elizabeth Arden Inc. from 2005 to 2016.

MATTHEW COON COME



Independent

Age: 64
Director Since: 2019

Board Committees:
▶ Safety and Sustainability
▶ Advisory Council on Indigenous Community Relations (Chair)

Career Highlights

Matthew Coon Come, 64, former Grand Chief of the Grand Council of the Crees (Eeyou Istche) and the Chairperson of the Cree Regional Authority. Dr. Coon Come is the former Chief of Mistissini, National Chief of the Assembly of First Nations.

Director Qualifications:

 **Government / Regulatory Affairs Experience** — Canadian National and international Indigenous leader and advocate for the Aboriginal, treaty and other human rights of Indigenous peoples in Canada and internationally through extensive experience as the Grand Chief and Executive Director of the Grand Council of the Crees (Eeyou Istche).

 **Indigenous Affairs Experience** — Previously served as the Grand Chief and Executive Director of the Grand Council of the Crees (Eeyou Istchee), and Director of Aircreebec, Creeco (Cree Regional Economic Enterprises Company), the Cree Construction Company, Servinor, the James Bay Cree Cultural Education Centre, the Centre for Indigenous Environment Resources, Niskamoon Corporation, and the Cree School Board. Former Chief of Mistissini, National Chief of the Assembly of First Nations, known for his efforts to end the federal policy of extinguishment of Aboriginal peoples' human rights of self-determination. Current service as the Chair of Newmont's Advisory Council on Indigenous Community Relations.

 **Health, Safety, Environmental and Social Responsibility Expertise** — Presented with numerous awards in the fields of Aboriginal affairs, human rights and environmental stewardship, having received both the Goldman Prize and the National Aboriginal Achievement Award. Experience as a Strategic Advisor to SkyPower Global, developers and owners of utility-scale solar energy projects. Experience serving on Newmont's Safety & Sustainability Committee and on the Labrador Iron Ore Mines Health and Safety Committee. Prior experience on the Goldcorp Sustainability Committee.

 **Industry Expertise** — Experience as director of Labrador Iron Ore Mines Limited, engaged in the exploration and development of iron ore projects; former director of Goldcorp Inc.; and in various roles as an Advisor and Director to Cree Nations in relation to mining projects.

 **Board Experience** — Service on Newmont's Board of Directors since June 2019 and on the Board of Labrador Iron. Prior service on the Board of Goldcorp, Inc. from July 2017 to April 2019.

JOSÉ MANUEL MADERO



Independent

Age: 52
Director Since: Nominee

Board Committees:
▶ Safety and Sustainability Committee Nominee

Career Highlights

José Manuel Madero, 52, is currently the Founder and Managing Partner of Bizwp SC, a consulting firm with a strong focus on advising companies in increasing Social/Financial Profitability based out of Mexico City. From 2015 to 2019 he served as Chief Executive Officer at Grupo Bepensa, a Mexican business conglomerate comprised of 40 companies across the industrial, automotive, financial services, and non-alcoholic and alcoholic beverage sectors and from 2005 to 2015 he held various senior management positions at Monsanto Company.

Director Qualifications:

 **Financial Expertise** — Current member of the Audit Committee of Constellation Brands. Experience as a finance, strategy and business development executive and consultant and serves on the board of Vector Casa de Bolsa, a full-service broker dealer and wealth manager with specialized products and services designed for individual investors, companies, institutional funds and government in Mexico, the U.S. and Latam. Holds an MBA in Entrepreneurship and International Business Finance at FW Ollin Graduate School of Business at Babson College.

 **Executive Management Skills** — Former Chief Executive Officer, Grupo Bepensa, across the industrial, automotive, financial services, and non-alcoholic and alcoholic beverage sectors from February 2015 to February 2019. Prior to joining Grupo Bepensa, Mr. Madero served in a number of senior leadership roles at Monsanto Company and Grupo Pulsar. Mr. Madero has proven expertise in successfully running operations throughout Latin America, the United States, EMEA and Australia, while working effectively with local governments and communities to promote economic development. Mr. Madero also has extensive international business development, mergers and acquisition and supply chain experience.

 **International Experience** — Founder & Managing Partner of Bizwp SC which provides international finance, strategy and business development consulting services. From 2005 to 2015, Mr. Madero held a series of senior management roles at Monsanto Company across multiple international locations and functions including Vice President of International Business Development, President of EMEA (Europe, Middle East, Africa), President of Latin America North, Vice President of Commercial Operations for Latin America South and President of Australia and New Zealand and was Global Vice President of Supply Chain of Seminis Vegetables Seeds.

 **Operational and Industry Expertise** — Expertise in mining. Holds a BS in Mine Engineering from the Colorado School of Mines and served in engineering operations and superintendent roles with Grupo Mexico, the largest mining business conglomerate in Mexico and a worldwide copper producer.

 **Health, Safety, Environmental and Social Responsibility Experience** — Extensive experience as a leader in global companies managing matters related to regulatory, policy and social responsibility.

 **Board Experience** — Service on the Board of Constellation Brands, Inc. from 2019 to present and as a member of the Constellation Brands, Inc. Audit Committee from 2019 to present.

RENÉ MÉDORI



Independent

Age: 63
Director Since: 2018

Board Committees:
▶ Audit

Career Highlights

René Médori, 63, currently serves as the Non-executive Chairman for Petrofac Ltd, a UK listed company, and serves as the Chairman of the Nominations Committee. He previously served as Senior Independent Director from 2017 – 2018 and as Chair of their Audit Committee. Prior to his retirement in April 2017, he served as Finance Director at Anglo American plc since 2005.

Director Qualifications:

 **Financial Expertise** — Current Chair of the Audit Committee of Vinci SA. Former Chair of Cobham plc Audit Committee. Significant financial and commercial expertise from capital intensive businesses, supplying products to the oil refining, steel and mining industries and experience in international finance in the UK, Europe and the US. Former Finance Director of The BOC Group plc. Holds a doctorate in economics and degrees in finance and economics from the Université de Paris-Dauphine, France, and completed the Financial Management Programme at the Graduate School of Business, Stanford University.

 **International Experience** — Extensive international experience as a director of multiple international and multinational mining and energy companies, including Anglo American plc, Petrofac Ltd, SSE plc and The BOC Group plc.

 **Operational and Industry Expertise** — Extensive experience in the global energy and mining industries. Service as a director of Anglo American plc, a global mining company; as a director of Petrofac, a leading international service provider to the oil and gas production and processing industry; and as a director of SSE plc, a Scottish energy company headquartered in Perth, Scotland, United Kingdom.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility.

 **Board Experience** — Service on the Company's Board of Directors since 2018 and Chair of the Board of Petrofac since May 2018. Current service on the boards of Petrofac Ltd, and Vinci SA. Formerly served on the boards of Cobham plc, Anglo American plc, AngloGold Ashanti (JSE); Anglo American Platinum (JSE); SSE plc and The BOC Group plc.

JANE NELSON



Independent

Age: 60
Director Since: 2011

Board Committees:
▶ Safety and Sustainability (Chair)
▶ Corporate Governance and Nominating

Career Highlights

Jane Nelson, 60, Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, and a nonresident senior fellow at the Global Economy and Development Program at the Brookings Institution. A former senior associate of the Programme for Sustainability Leadership at Cambridge University and former Director at the International Business Leaders Forum from 1993 to 2009, and a senior advisor until 2013.

Director Qualifications:

 **International Experience** — Former director at the International Business Leaders Forum; previously worked in the office of the United Nations Secretary-General with the UN Global Compact, and for the World Business Council for Sustainable Development in Africa, for FUNDES in Latin America, and as a Vice President at Citibank working in Asia, Europe and the Middle East. Member of the World Economic Forum's Global Future Council on Transparency and Anti-Corruption. Previously on the Economic Advisory Board of the International Finance Corporation (IFC), Leadership Council of the Initiative for Global Development, Co-Chair of the World Economic Forum's Global Future Council on Food Systems Innovation, and member, Global Future Council on International Governance, Public-Private Cooperation and Sustainable Development.

 **Health, Safety, Environmental and Social Responsibility Expertise** — Founding Director of Harvard Kennedy School's Corporate Responsibility Initiative. One of the five track leaders for the Clinton Global Initiative in 2009, leading the track on Developing Human Capital. Served on advisory committees to over 45 global corporations, non-governmental organizations and government bodies since 1992. Current Chair of Newmont's Safety and Sustainability Committee.

 **Academic Experience** — Director, Corporate Responsibility Initiative and adjunct lecturer in Public Policy, Harvard Kennedy School. Former faculty, Corporate Social Responsibility executive education program, Harvard Business School. Nonresident senior fellow at the Brookings Institution and a former senior associate at Cambridge University's Programme for Sustainability Leadership. Author of five books, including the Academy of Management's 2015 Best Book Award in the Social Issues in Management Division, and extensive publications on the topics of corporate responsibility, sustainability and international development.

 **Industry Expertise** — Service on ExxonMobil's External Sustainability Advisory Panel, previously on GE's Sustainability Advisory Council; and Independent Advisory Panel, International Council on Mining and Metals Resource Endowment initiative; former external adviser to World Bank Group on social impacts in mining, oil and gas sector.

 **Board Experience** — Service on Newmont's Board of Directors since 2011. Currently serves on the Board of Directors of the following non-public entity: Chevron's Niger Delta Partnership Initiative Foundation. Prior service on the Boards of Directors of the Abraaj Group, FSG, SITA (now SUEZ) and the World Environment Center (now an Emeritus Director).

TOM PALMER



President and CEO

Age: 53
Director Since: 2019

Board Committees:
▶ Executive-Finance

Career Highlights

Tom Palmer, 53, was appointed President and Chief Executive Officer and joined Newmont's Board of Directors on October 1, 2019. Mr. Palmer served as President since June 2019 and as President and Chief Operating Officer from November 2018 until June 2019. Previously, he served as Executive Vice President and Chief Operating Officer since May 2016. Mr. Palmer was elected Senior Vice President, Asia Pacific in February 2015 after serving as Senior Vice President, Indonesia since March 2014.

Director Qualifications:

 **CEO/Executive Management Skills** — Currently serving as Newmont's President and Chief Executive Officer. Extensive leadership experience in prior roles with Newmont and previously with Rio Tinto's bauxite and alumina, coal, copper, iron ore and technology businesses leading global teams, improving safety, profitability, sustainability and diversity.

 **Operational and Industry Expertise** — Over 27 years of operational experience in the mining industry with senior executive oversight of operations, labor relations and regulatory issues. Worked in a variety of roles across a number of commodities over a 20-year career with Rio Tinto, including Chief Operating Officer, Pilbara Mines, Rio Tinto Iron Ore; General Manager, Technology for the Bauxite and Alumina business; General Manager, Operations at Hail Creek coal mine; and General Manager, Asset Management at Palabora Mining Company in South Africa.

 **International Experience** — Extensive senior executive experience working with multinational mining operations in Australia, Indonesia, South Africa and North America. Member of the World Gold Council, the International Council on Mining and Metals and the World Economic Forum Mining and Metals Board of Governors.

 **Health, Safety, Environmental and Social Responsibility Experience** — Strong commitment to improving safety and productivity through implementation of safety culture programs. Prior service on the Board of the Minerals Council of Australia and former Chair of the Council's Health and Safety Committee.

 **Labor and Compensation Expertise** — Extensive labor relations and compensation experience in various senior executive roles including deep knowledge of organizational design, leadership development and talent management and oversight of human relations functions.

 **Board Experience** — Service on the Company's Board of Directors since October 2019 and prior service on the Board of the Minerals Council of Australia.

JULIO M. QUINTANA



Independent

Age: 61
Director Since: 2015

Board Committees:
▶ Leadership Development and Compensation; to serve as Chair following 2021 Annual Meeting

Career Highlights

Julio M. Quintana, 61, retired President and Chief Executive Officer of Tesco Corporation from September 2005 to December 2014 and as a Director from September 2004 to May 2015. Served as Tesco's Executive Vice President and Chief Operating Officer from 2004 to 2005. Served in various executive roles for Schlumberger Technology Corporation from 1999 to 2004. Prior to Schlumberger, Mr. Quintana spent nearly 20 years in the oil and gas exploration and production business in various operational roles for Unocal Corporation.

Director Qualifications:

 **CEO/Executive Management Skills** — Experience as former President and Chief Executive Officer of Tesco Corporation, a public company listed on NASDAQ, and other executive management positions noted above.

 **Operational and Industry Expertise** — Over 35 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies as former President and Chief Executive Officer and as Executive Vice President and Chief Operating Officer of Tesco Corporation, former Vice President of Exploitation of Schlumberger and as a current director of SM Energy since 2006. Awarded a Bachelor's Degree in Mechanical Engineering from University of Southern California, Los Angeles.

 **International Experience** — Extensive senior executive experience working with multinational drilling and exploration operations, including with Tesco Corporation and Schlumberger. Prior to Schlumberger, worked for almost 20 years in various operational roles for Unocal Corporation, a global petroleum exploration and production company.

 **Financial Experience** — Extensive financial management experience in senior executive roles and as a member of the Audit Committee for SM Energy.

 **Compensation Expertise** — Experience serving as a member of the Company's Leadership Development and Compensation Committee and as a member of SM Energy's and Basic Energy's Compensation Committees. Participation in compensation, benefits and related decisions in senior executive, public company roles.

 **Board Experience** — Service on Newmont's Board of Directors since October 2015, as well as on the boards of several other companies, including as a current Director of SM Energy Company and California Resources Corporation, current Chair of Basic Energy Services and former director of Tesco Corporation.

SUSAN N. STORY



Independent

Age: 61
Director Since: 2020

Board Committees:
▶ Audit
▶ Leadership Development and Compensation

Career Highlights

Susan N. Story, 61, retired President and Chief Executive Officer of American Water Works Company, Inc. (American Water) from 2014 until April 2020. She joined American Water as Senior Vice President and Chief Financial Officer in April 2013. Prior to joining American Water, Ms. Story served as Executive Vice President of Southern Company, and in other executive positions with subsidiaries of Southern, including President and Chief Executive Officer of Southern Company Services from January 2011 to April 2013 and President of Gulf Power Company from April 2003 to December 2010.

Director Qualifications:

 **CEO/Executive Management Skills** — Former President and Chief Executive Officer of American Water. During her tenure, American Water became the first, and continues to be the only, water utility on the S&P 500. Additional executive management positions with Southern as noted above.

 **Human Capital Management Expertise** — Extensive senior executive experience recruiting, hiring and training an evolving workforce population, and mitigating rising employee healthcare costs through innovative partnerships and programs and participation in compensation, benefits and related decisions in senior executive roles. Extensive experience working with 15 different U.S. unions across the U.S. and at the national level.

 **Financial Expertise** — In addition to her prior executive experience, she is a current member of the Audit Committee and of the Finance and Risk Oversight Committee of Dominion Energy. Current Lead Director of Raymond James Financial, a diversified financial services company, and serves on the Securities Repurchase and Securities Offerings Committees.

 **Operational and Industry Expertise** — Has 39 years of experience working in energy, electricity, and water industries.

 **Health, Safety, Environmental and Social Responsibility Experience** —Extensive experience as a leader in the water, energy and electricity business managing matters related to regulatory, policy and social responsibility. Experience includes extensive interaction with state and federal regulators in connection with policy matters.

 **Board Experience** — Service on Newmont's Board of Directors since September 2020, on the Board of Dominion Energy from 2017 to present, and on the Board of Raymond James Financial, Inc. 2008 to present, currently serving as Lead Independent Director since February 2016. Prior service on the American Water Works Company Inc. Board from 2014 to April 2020.

Independence of Directors

The Board affirmatively determines the independence of each Director and each nominee for election as Director. For each individual deemed to be independent, the Board has determined (a) that there is no relationship with the Company, or (b) the relationship is immaterial. The Board has considered the independence standards of the New York Stock Exchange and adopted the additional categorical independence standards described below.

The Board has determined that the relationships that fall within the standards described in its independence standards are categorically immaterial. As such, provided that no law, rule or regulation precludes a determination of independence, the following relationships are not considered to be material relationships with the Company for purposes of assessing independence: service as an officer, executive director, employee or trustee or greater than five percent beneficial ownership in: (i) a supplier of goods or services to the Company if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater; (ii) a lender to the Company if the total amount of the Company's indebtedness is less than one percent of the total consolidated assets of the lender; (iii) a charitable organization if the amount of the Company's total annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts (excluding any amounts received through the Company's employee matching program for charitable contributions), whichever is greater; or (iv) any relationship arising out of a transaction, or series of transactions, in which the amount involved is less than $120,000 in aggregate during the last three years. For the avoidance of doubt, the foregoing is intended to identify certain (but not all) relationships which are not considered material relationships for purposes of assessing independence. Any relationships falling outside of those categories are not necessarily deemed material, but rather they will be specifically considered by the Corporate Governance and Nominating Committee and the Board in connection with individual independence determinations.

In making its independence determinations, the Board specifically considered the circumstances described below.

Mr. Boyce serves as the Chair of the advisory board for the University of Arizona's Lowell Institute for Mineral Resources. Mr. Boyce is not an employee of the Lowell Institute and the advisory board is not compensated for such service. The Company donated approximately $200,000 to the Lowell Mineral Institute in its 2020 fiscal year. Mr. Boyce's appointment to the advisory board was not related to Newmont's donations or involvement. The Company's donation reflects its interest in promoting technological mining research and advancing the sustainable development of mineral resources. The relationship with the Lowell Institute meets the categorical independence standard, which provides that a donation does not constitute a material relationship with the Company that would affect independence if the total amount of the Company's annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts, whichever is greater. The Corporate Governance and Nominating Committee and the Board have considered these circumstances and determined that the donation does not constitute a material relationship with the Company that would affect independence, and that no financial, personal or other relationship exists that might influence a reasonable person's objectivity.

Mr. Brook serves as a non-executive director at Incitec Pivot Limited ("IPL"), which, indirectly through its subsidiaries and joint ventures, engages in commercial transactions with the Company related to the supply of explosives. The relationship with IPL was considered by the Corporate Governance and Nominating Committee and the Board. The relationship with IPL meets the categorical independence standard, which provides that service as a director of a supplier of goods or services is not considered to be a material relationship for purposes of assessing independence if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater. Given that the relationship arises only as a result of Mr. Brook's position as an independent director and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship was not material for independence purposes.

Based on the foregoing analysis, the Board has determined that all current members of the Board, other than the President and Chief Executive Officer, are independent.

The Board has determined that the following nominees for election pursuant to Proposal 1 are independent:

Patrick G. Awuah Jr.	**Matthew Coon Come**	**Jane Nelson**
Gregory H. Boyce	**José Manuel Madero**	**Julio Quintana**
Bruce R. Brook	**René Médori**	**Susan Story**
Maura Clark		

Tom Palmer is not deemed independent due to his role as the President and Chief Executive Officer of the Company.



Attendance at Meetings

During 2020, the Board of Directors held 15 meetings and Committees of the Board held a total of 23 meetings. Overall attendance by incumbent Director nominees at meetings was 100%. Attendance virtually by telephone, video conference or other remote manner has been permitted at the discretion of the Corporate Governance and Nominating Committee. It is the policy and practice of Newmont that nominees for election at the Annual Meeting of Stockholders attend the meeting. All of the Board members at the time of the 2020 Annual Meeting of Stockholders attended the meeting virtually and were available through the virtual meeting platform to respond to stockholder questions during the Annual Meeting.

Executive Sessions of the Board

Each Board meeting typically commences with our President and CEO meeting in executive session with his fellow directors without other members of management or the executive leadership team present. Additionally, an executive session of our independent directors is held during each regularly-scheduled Board meeting later in the meeting, without any members of Newmont's management present, including the CEO. These executive sessions promote an open dialogue and discussion of matters in a manner that is independent of management. Independent director executive sessions were held at each regularly-scheduled meeting in 2020.

Board Committees

The Board of Directors has, in addition to other committees, Audit, Leadership Development and Compensation, Corporate Governance and Nominating, and Safety and Sustainability Committees. All members of these four Committees are independent, as defined in the listing standards of the New York Stock Exchange and Newmont's Corporate Governance Guidelines. Each of these four Committees functions under a written charter adopted by the Board, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/. The current members of these Committees and the number of meetings held in 2020 are shown below.

For the proposed Committee slates to become effective on April 28, 2021, following the Annual Meeting, see page 19 as well as the footnotes below each Committee. Following the retirements of Ms. Doyle and Ms. Hagen at the Annual Meeting, the Corporate Governance and Nominating Committee and Executive-Finance Committee will be chaired by Mr. Boyce and the Leadership Development and Compensation Committee will be chaired by Mr. Quintana. The Audit Committee will continue to be chaired by Mr. Brook and the Safety and Sustainability Committee will continue to be chaired by Ms. Nelson. For information regarding the Executive-Finance Committee and the Advisory Council on Indigenous Community Relations, see page 31.

Audit Committee[(1)(2)]

MEMBERS[(3)]  Bruce R. Brook, **Chair**
Maura Clark
René Médori
Susan Story

MEETINGS IN 2020: **6**

Functions of the Committee

▶ assists the Board in its oversight of the integrity of the Company's financial statements

▶ assists the Board in its oversight of the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security

▶ provides oversight of the Company's internal audit function

▶ authority to retain and terminate the Company's independent auditors

▶ approves auditing services and related fees and pre-approves any non-audit services

▶ responsible for confirming the independence and objectivity of the independent auditors

▶ please refer to "Report of the Audit Committee" on page 94

[(1)] While all of the Audit Committee members are considered financially literate, the Board of Directors has determined that each of Bruce R. Brook, Maura Clark, René Médori and Susan Story is an Audit Committee Financial Expert, as a result of his or her knowledge, abilities, education and experience. Each of Bruce R. Brook, Maura Clark, René Médori and Susan Story is an independent Director.

[(2)] No Committee member will serve on the audit committees of more than two other public companies, unless the Board determines that such service does not impair the ability of such member to serve on the Company's Committee.

[(3)] Following the 2021 Annual Meeting, this committee is expected to be comprised of Bruce Brook (Chair), Susan Story and René Médori.

Leadership Development and Compensation Committee

MEMBERS[(1)]  Veronica M. Hagen, **Chair**
Maura Clark
Noreen Doyle
Julio M. Quintana
Susan Story

MEETINGS IN 2020: **5**

Functions of the Committee

▶ determines the components and compensation of the Company's key employees, including its executive officers, subject to ratification by the full Board for CEO compensation

▶ reviews senior leadership development, succession planning and talent management

▶ reviews global inclusion and diversity strategy and progress of such strategy

▶ determines awards of stock-based compensation, which for the CEO are subject to ratification by the full Board of Directors

▶ please refer to "Compensation, Discussion and Analysis" and the "Report of the Leadership Development and Compensation Committee on Executive Compensation" beginning on pages 44 and 71 respectively

[(1)] Following the 2021 Annual Meeting, this committee is expected to be comprised of Julio Quintana (Chair), Gregory Boyce and Maura Clark.

Committees of the Board of Directors and Attendance

Corporate Governance and Nominating Committee

MEMBERS[1]

    

Noreen Doyle, **Chair**
Gregory H. Boyce
Bruce R. Brook
Veronica M. Hagen
Jane Nelson

MEETINGS IN 2020: 7

Functions of the Committee

▶ oversees Director and Chair succession planning and proposes slates of Directors to be nominated for election or re-election

▶ proposes slates of officers to be elected

▶ conducts evaluations of the performance of the Chief Executive Officer

▶ responsible for recommending amount of Director compensation

▶ reviews periodically the organization, size, operation, practice, and tenure policies of the Board

▶ makes recommendations to the Board regarding the evaluation of the independence of each Director

▶ develops and implements procedures for annual Board, Director Peer and Committee evaluations

▶ annually considers the establishment and membership of committees of the Board, delegation of authority to such committees, leadership of such committees, and qualifications of committee members

▶ advises Board of corporate governance issues

[1]　Following the 2021 Annual Meeting, this committee is expected to be comprised of Gregory Boyce (Chair), Bruce Brook, Jane Nelson and Julio Quintana.

Safety and Sustainability Committee

MEMBERS[1]

  

Jane Nelson, **Chair**
Gregory H. Boyce
Matthew Coon Come

MEETINGS IN 2020: 4

Functions of the Committee

▶ provides advice, counsel and recommendations to the Board in its oversight of health, safety, loss prevention and operational security issues and management of risks related thereto

▶ assists the Board in its oversight of sustainable development, environmental management and affairs, community relations, human rights, community, government and stakeholder relations and communications issues, including oversight of the Company's annual Sustainability Report and annual Climate-Related Financial Disclosures Report

▶ assists the Board in furtherance of its commitments to adoption of best practices in promotion of a healthy and safe work environment, and environmentally sound and socially responsible resource development including in connection with water management, climate change and carbon emissions and other ESG targets

▶ administers the Company's policies, processes, standards and procedures designed to accomplish the Company's goals and objectives relating to safety and sustainability

[1]　Following the 2021 Annual Meeting, this committee is expected to be comprised of Jane Nelson (Chair), Patrick Awuah, Matthew Coon Come and José Madero.

Other Committees

In addition to the four core Board committees listed above, the Board has also established the following Committees to support the Board in execution of its duties and responsibilities:

Executive-Finance Committee

Newmont's By-Laws established the authority of the Executive-Finance Committee. The Committee meets on an as-needed basis and performs transaction, expense and project reviews and also provides administrative approvals between regular meetings of the Board. This Committee is chaired by the Chair of the Board, Ms. Doyle, and its members include the Chair of the Audit Committee, Mr. Brook, and the Chief Executive Officer, Mr. Palmer. Following the 2021 Annual Meeting this Committee will be chaired by Mr. Boyce.

Advisory Council on Indigenous Community Relations

The Board established this Advisory Council in 2019 to provide support and oversight to the company-led Global Center for Indigenous Community Relations, as well as to provide advice on Indigenous affairs to the Board of Directors. Dr. Coon Come chaired this Advisory Council in 2020 and is expected to continue as its Chair in 2021. Dr. Coon Come provides reports to the Safety and Sustainability Committee and the Board on the Advisory Council's activities. The Safety and Sustainability Committee of the Board reviewed and selected the members of this Advisory Council.



Key Corporate Governance Practices

We have corporate governance standards and practices designed to create long-term value for our stockholders and positive influences on the governance of the Company. Our key corporate governance practices include:

- ✓ Independent Chair and Board (other than CEO)
- ✓ Diverse Board
- ✓ Commitment to Board Refreshment
- ✓ Annual Board and Committee Evaluations
- ✓ Annual Director Elections
- ✓ Majority Voting in Uncontested Director Elections

- ✓ Director Overboarding Policy
- ✓ Strong Director Attendance Record
- ✓ Active Stockholder Outreach
- ✓ Voluntarily Adopted Proxy Access
- ✓ Stockholder Right to Call Special Meetings
- ✓ Stockholder Right to Act by Written Consent
- ✓ No Shareholder Rights Plan

Corporate Governance Guidelines and Charters

Newmont has adopted Corporate Governance Guidelines that outline important policies and practices regarding the governance of the Company. In addition, the Board has adopted a charter for each of the committees outlining responsibilities and operations. As part of our standard governance practices, the Corporate Governance Guidelines and the charters are reviewed annually.

> The Corporate Governance Guidelines and the charters are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

Director Orientation and Education

The Corporate Governance and Nominating Committee establishes and oversees director orientation and continuing education programs. Newmont's on-boarding program for new directors includes a discussion of a broad range of topics, including the background of the Company, the Board and its governance model, long-term strategy and business operations, financial statements, business plan and capital structure, key industry and competitive factors, risk management systems, legal, business integrity and ethical responsibilities of the Board, as well as other matters relevant to the ability of a new director to fulfill her or his responsibilities. The program also includes meetings with new directors and members of the senior management team. Our directors are expected to keep current on issues affecting Newmont and the mining industry and on developments with respect to their general responsibilities as directors. The Company will either provide or pay reasonable expenses for ongoing director education to enable them to perform their duties as directors. Ongoing director training includes presentations by senior management, its principal officers and its internal and independent auditors, as well as outside advisors and experts. Although COVID-19 restrictions have impacted travel in 2020 and 2021, new and current directors are also encouraged to visit the Company's operating sites to further their understanding of the business in the future.

Board Leadership and Independent Chair

Choosing the right leadership for the Board is an important responsibility. The Board of Directors selects the Chair of the Board in the manner and upon the criteria that it deems best for the Company at the time of selection, considering the current and future strategic and governance needs of the business. The Corporate Governance and Nominating Committee makes recommendations to the Board in connection with succession to the role of the Chair of the Board, and reviews director succession and leadership planning as a component of the Committee's regular agenda.

The Board believes that its current leadership structure, in which the roles of Chair and CEO are separated, best serves the Board's ability to carry out its roles and responsibilities on behalf of Newmont stockholders, including its oversight of management, and Newmont's overall corporate governance. The Board also believes that the current structure allows our CEO to focus on managing the business, while leveraging our independent Chair's experience to drive accountability at the Board level.

The independent non-executive Chair serves as liaison between the CEO and the other independent Directors, approves meeting agendas and schedules and notifies other members of the Board regarding any significant concerns of stockholders or interested parties of which she or he becomes aware. The Chair presides at all Board meetings, all independent Directors sessions scheduled at each regular Board meeting and stockholders' meetings, and provides advice and counsel to the CEO. In anticipation of the upcoming retirement of our Chair, Noreen Doyle, following the 2021 Annual Meeting in accordance with our tenure guidelines, the Corporate Governance and Nominating Committee engaged in a collaborative succession planning and assessment process led by the Senior Independent Director, Ronee Hagen, beginning in 2019.

The Committee established a long-term succession planning process and has a distinguished pool of exceptionally experienced directors with a wide array of experience, skills and qualifications. Upon the recommendation of the Corporate Governance and Nominating Committee and with the full support of the Board, Gregory Boyce was appointed to the role of Vice Chair in 2020, and has been appointed to the role of independent Chair, effective following the close of the 2021 Annual Meeting. The Chair and Vice Chair have worked closely together, along with the CEO, throughout the year to ensure a smooth Chair transition in April.

The Senior Independent Director serves as liaison between the Corporate Governance and Nominating Committee, the Chief Executive Officer and the other Independent Directors to support the Chair appointment and succession planning, as well as annual Chair compensation reviews, Chair evaluations and other relevant corporate governance matters. Mr. Brook will succeed Ms.Hagen in the role of Senior Independent Director, effective upon the close of the 2021 Annual Meeting.

Board Oversight of Risk Management



THE BOARD OF DIRECTORS IS ENGAGED IN COMPANY-WIDE RISK MANAGEMENT OVERSIGHT

Certain risk oversight responsibilities are delegated to
Board Committees*

AUDIT COMMITTEE

Provides risk oversight with respect to the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security, the independent auditor's selection, retention, qualifications, objectivity and independence, and the performance of the Company's internal audit function.

See page 94 for the Report of the Audit Committee.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Provides risk oversight with respect to director selection and succession planning, board effectiveness and evaluations, size, structure, and composition of the Board and its committees and other corporate governance matters.

See pages 32 to 42 for discussion of the Corporate Governance practices of the Company.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

Provides risk oversight with respect to compensation policies and programs, leadership talent development and succession planning, including global inclusion and diversity strategy.

For a discussion of the Leadership Development and Compensation Committee and Enterprise Risk Management team's assessments of compensation-related risks, see "Compensation Discussion and Analysis — Executive Compensation Risk Assessment."

SAFETY AND SUSTAINABILITY COMMITTEE

Provides oversight and direction with regard to environmental—including related to climate change, social responsibility, community relations, cultural heritage, human rights, operational security, and safety risks.

For a discussion of the Safety and Sustainability Committee's oversight for environmental and sustainability matters, refer to the Company's Annual Sustainability Report and first Annual TCFD report to be issued in 2021, see page 12 for information on these reports.

*Directors are entitled to rely on **Management** and the advice of the Company's **outside advisors** and auditors, but must at all times have a reasonable basis for such reliance.*

COMPANY MANAGEMENT

The Board of Directors relies upon the Chief Executive Officer, Chief Financial Officer and Executive Leadership Team to supervise the risk management activities within the Company, each of whom may provide reports directly to the Board of Directors and certain Board Committees, as appropriate. For example, the primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics rests with the management of the Company. Management, supported by an independent third party, also regularly assesses the Company's cyber security risks to address mitigation and remediation actions. The Company has a Risk Management System ("RMS"), which utilizes a global cross-functional team approach supported by robust functional risk workshops. RMS reporting objectives include, but are not limited to, reporting on the risk management process and risk findings to the Disclosure Committee on a quarterly basis, the Executive Leadership Team, the Audit Committee and the Safety and Sustainability Committee regularly, and to the full Board of Directors on at least an annual basis.

Oversight of the Company's long-term strategy is a key priority for the Board of Directors. The Board holds an annual two-day session for a strategy deep-dive. In 2020, that session was held virtually. The Directors work closely with the Executive Leadership Team to review and collaborate on the strategy and the potential risks and opportunities of the business. In addition, the CEO and Executive Leadership Team provide updates on the Company's strategy, competitive landscape and key issues during at least each quarterly Board meeting. The Chair also allocates significant time on the meeting agenda for discussion and reflections. This is done to ensure that strategic oversight remains a dynamic and on-going collaboration, which drives accountability and provides management with insights from our Board on a regular basis as they execute on the Company's strategy.

* For a description of the functions of the various Board Committees, see "Board Committees" above.

Board, Committee & Director Assessment

The Board and each of its Committees have a robust annual self-evaluation process.

ANNUAL REVIEWS	In alignment with the Company's Corporate Governance Guidelines, the Corporate Governance and Nominating Committee leads the Board in its annual review process, which includes: ▶ The Board assessment of the performance and effectiveness of the Board and its Committees; ▶ Committee assessments and charter reviews; and ▶ Director peer evaluations of individual Director performance. These assessments are typically conducted annually using a Board and Committee self-assessment process that focuses on numerous aspects of corporate governance and Director duties and responsibilities. Individual questionnaire evaluations by each Board member are conducted on a confidential and anonymous basis. To enhance the review process, the Board will engage the services of an independent third party on a periodic basis as determined by the Corporate Governance and Nominating Committee.
THIRD-PARTY REVIEW	In 2020, the Board conducted an independent third-party review to assess the work of the Board and its Committees. The process involved observation of Board and Committee meetings, review of Board materials and governance documents, and an in-depth and confidential interview of each Director, as well as certain members of senior management who work closely with the Board. Following the interviews, the third-party assessor facilitated a full Board executive session detailing the strategic themes, best practice observations and opportunities. The third-party also met with each Director to share individual feedback from their peers.

AREAS OF FOCUS

Among other topics, the Board evaluations focus on:

▶ the Board's overall responsibilities and effectiveness;
▶ the structure and composition of the Board (including organization, size, operation, diversity and tenure policies);
▶ the Board culture (both in executive session, as well as in connection with management and advisors);
▶ oversight of risk strategy and enterprise risk management;
▶ oversight of business strategy and strategic planning process;
▶ oversight of the Company's key issues and opportunities, including in the area of ESG;
▶ the adequacy and quality of information provided to the Board;
▶ the allocation of the Board's meeting time and priorities;
▶ the overall Board policies, processes and procedures.

Process for Selecting New Directors

We have established a process for identifying and nominating Director candidates that has resulted in the election of a highly qualified, diverse and dedicated Board of Directors.

1 **SOURCE CANDIDATE**

Candidate Pool from
- Independent Search Firms
- Independent Directors
- Stockholders
- Management Referrals

2 **IN-DEPTH REVIEW**

By the Committee
- Skills matrix
- Strategic business priorities
- Board succession planning
- Screen qualifications
- Diversity
- Independence and potential conflicts
- Meet with director candidates

3 **RECOMMEND**

Selected Candidates for Appointment to our Board

4 **REVIEW**

Full Board

5 **SELECT DIRECTOR(S)**

The Board of Directors has determined that Directors should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the stockholders; (c) broad experience at the policy-making level in business, government, education, technology or public interest; and (d) sufficient time to effectively fulfill duties as a Board member. The Board recommends qualified individuals who provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company. In thinking about the size and skills of the Board going forward, the Corporate Governance and Nominating Committee carefully considers the mix of qualifications, skills and experience already represented on the Board as well as the Company's strategy and oversight priorities.

As the Corporate Governance and Nominating Committee identifies the need to add new Board members, the Chair coordinates the search for qualified candidates with input from management and other Board members. Additionally, an independent third-party search firm assists the Corporate Governance and Nominating Committee with its recruitment efforts, including in connection with the selection of the most recent new director nominees, Messrs. Awuah and Madero. The Corporate Governance and Nominating Committee screens and recommends candidates for nomination by the full Board.

The Corporate Governance and Nominating Committee would consider candidates submitted by stockholders on the same basis as any other candidate. Any stockholder proposing a nomination should submit such candidate's name, along with curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary, Newmont Corporation, 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA (attention: Logan Hennessey).

Board Size

Newmont's By-Laws provide that the size of the Board may range from 8 to 17 members. The Board's size as of the Record Date was 11 members.

As part of the Board's 2019 self-evaluation and the deliberations of the Corporate Governance and Nominating Committee, the Board concluded that the Board did not need to be as large as it had been since the closing of the Goldcorp acquisition, which increased the size of the Board to 15 members in accordance with the arrangement agreement. The Corporate Governance and Nominating Committee also considered strategic oversight priorities and investor feedback on Board size and governance as part of its discussions. The Corporate Governance and Nominating Committee and the Board determined that reducing the Board to 11 members (comprised of 10 independent non-executive Directors and one executive Director) would strike the right balance between ensuring diverse and broad expertise, perspectives and skills and promoting robust dialogue and accountability. Therefore, the Board size was reduced at the 2020 Annual Meeting. Since then, the Board has found that this smaller size Board has promoted both dialogue and meeting efficiency, especially in the COVID-19 virtual meeting environment. The Board continues to be of the view that a Board size of 10 to 12 directors best serves the needs of the Company in the current environment.

Director Diversity

The Corporate Governance and Nominating Committee regularly evaluates the expertise and needs of the Board to determine the Board's membership and size. As part of this evaluation, the Corporate Governance and Nominating Committee considers aspects of diversity, such as diversity of race, gender and ethnicity, age, education, industry, business background and experience in the selection of candidates to serve on the Board.

With the additions of two highly accomplished female directors, Maura Clark and Susan Story, to our Board in 2020, Newmont reached gender parity amongst its independent Directors for the first time. With the retirement of Mr. Bucknor in late 2020 and the anticipated retirements of Ms. Doyle and Ms. Hagen in April 2021, the Corporate Governance and Nominating Committee focused its search on diverse candidates with strong management and industry experience and deep backgrounds in the jurisdictions in which we operate. That search resulted in the nomination of Messrs. Awuah and Madero to this year's Board slate. With these appointments, the Board continues to demonstrate both a commitment to diversity with 70% of the independent Director nominees (or 64% of all nominees with the inclusion of our CEO) representing ethnic or gender diverse categories. The Board remains committed to the values of diversity and inclusion.

Retirement Age, Tenure and Board Refreshment

The Corporate Governance and Nominating Committee of the Board regularly considers director succession planning and the long-term make-up of our Board, including how the members on our Board will change over time.

The Company's retirement policy for non-employee Directors in the Corporate Governance Guidelines (the "Guidelines") provides that no director will stand for election or re-election if such director: (i) will have reached the age of 75 as of the date of the upcoming Annual Meeting of Stockholders; or (ii) will have reached 15 years of service on the Board as of the date of the upcoming Annual Meeting of Stockholders, whichever is earlier; provided, however, that in its sole discretion, the Board, upon recommendation of the Governance Committee, may waive the age and tenure limitations for any director if the Board determines that a director possesses the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs and that it is in the best interests of the Company and its Stockholders to do so. As of the Record Date, the average age of our Board of Directors nominees was approximately 60, with age diversity ranging from 52 to 66. The Corporate Governance and Nominating Committee aims to strike an appropriate balance between the deep expertise and knowledge that comes from longer-term service and the new experiences and perspectives that can be provided with additions to the Board.

As of the Record Date, the average tenure of our Board of Directors nominees was approximately 4 years. This average tenure is due in part to director retirements, the recent appointments of Ms. Clark and Ms. Story in 2020 and two new nominees on this year's slate. The retirement policy of Newmont's Board reflects the commitment of our Directors to Board refreshment and to seek balance in the boardroom. Tenure is one factor considered by the Board. Director succession planning also impacts tenure. See "Board Leadership and Independent Chair" and "Process for Selecting New Directors" for additional information.

Proxy Access

In response to stockholder feedback, the Board amended and restated the Company's By-Laws in 2016 to implement a market-standard "proxy access" by-law:



A stockholder, or a group of up to 20 stockholders

3% for **3 years**

owning 3% or more of the Company's outstanding common stock continuously for at least three (3) years



The stockholder or group may nominate and include in the Company's proxy materials directors constituting up to the greater of

2 members or **20%**

of the Board



Provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws

Our By-Laws are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

Communications with Stockholders or Interested Parties

The Company values your feedback. Any stockholder or interested party who desires to contact the Company's Chair, the non-management Directors as a group or the other members of the Board of Directors may do so by emailing the Corporate Secretary at CorporateSecretary@Newmont.com or writing to the Corporate Secretary (attention: Logan Hennessey), Newmont Corporation, at 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA. Any such communication should state the number of shares owned, if applicable. The Secretary will forward to the Chair any such communication addressed to the Chair, the non-employee Directors as a group or to the Board of Directors generally, and will forward such communication to other Board members, as appropriate, provided that such communication addresses a legitimate business issue. Any communication relating to accounting, auditing or fraud will be forwarded immediately to the Chair of the Audit Committee.

Code of Conduct

Newmont's Code of Conduct (the "Code") publicly sets out the high standards of conduct expected of all of our Directors, employees and officers (including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and other persons performing financial reporting functions), as well as by our partners, vendors and contractors when they are working with us or on our behalf. The Code, which has been adopted by Newmont's Board of Directors, sets out Newmont's basic standards for ethical and legal behavior. The Code is available on our website at http://www.newmont.com/about-us/governance-and-ethics/. The Code is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) full, fair, accurate, timely and understandable disclosures; (c) compliance with laws, rules and regulations; (d) prompt internal reporting of Code violations; and (e) accountability for adherence to the Code. Newmont will post on its website a description of any amendment to the Code and any waiver, including any implicit waiver, by Newmont of a provision of the Code to a Director or executive officer (including senior financial officers), the name of the person to whom the waiver was granted and the date of the waiver within four business days of such waiver or amendment. We granted no waivers under the Code in 2020.

Related Person Transactions

The Board has adopted written policies and procedures for approving related person transactions. Any transaction with a related person, other than transactions available to all employees generally or involving aggregate amounts of less than $120,000, must be approved or ratified by the Audit Committee, the Leadership Development and Compensation Committee for compensation matters, or disinterested members of the Board. The policies apply to all executive officers, Directors and their family members and entities in which any of these individuals has a substantial ownership interest or control.

Compensation Consultant

For executive compensation consulting services in 2020, the Board of Directors engaged Frederic W. Cook & Co., Inc. ("FW Cook"). The Board utilizes a best practice approach of engaging separate advisors for Board compensation and management compensation to minimize the potential for conflict of interest. For a description of the executive compensation consulting services provided by FW Cook to the Leadership Development and Compensation Committee ("LDCC") of the Board of Directors, see the "Compensation Discussion and Analysis" on page 53. The Board of Directors and Corporate Governance and Nominating Committee also engaged Aon Governance Solutions to assist in the evaluation of independent Director compensation in 2021. See "Director Compensation" on page 41.

Executive Compensation Risk Assessment

We believe that Newmont's compensation program for the Chief Executive Officer and Officers is structured in a way that balances risk and reward yet mitigates the incentive for excessive risk taking. Beyond prudent plan design and compensation policies and annual reviews by the LDCC, in 2020, an independent third-party team (from Aon Governance Solutions) completed a risk assessment of the executive compensation program at the request of the LDCC.

Overall, the risk assessment found that Newmont's executive compensation programs are sufficiently aligned with market and governance best practices and do not result in excessive risk taking. The programs are appropriately balanced between fixed and pay "at-risk." Furthermore, it was determined that the LDCC provides appropriate oversight by reviewing and approving incentive program goals and payments and has the discretion to adjust results for unusual and/or extraordinary items. Relative to the SEC considerations for evaluating employee compensation risk, no concerns or adverse material risks to the Company were identified that would need to be reported in this Proxy Statement.

Leadership Development and Compensation Committee Interlocks and Insider Participation

None of the members of our LDCC who served during the last fiscal year (whose names appear under "Report of the Leadership Development and Compensation Committee on Executive Compensation") is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or our LDCC.

Director Compensation

The Board of Directors compensation program is reviewed by the Corporate Governance and Nominating Committee of the Board regularly to ensure the program is competitive and supports recruiting and retention efforts. The program is compared to programs for the companies in our executive compensation peer group to ensure alignment with companies of a similar business scope and size. A secondary review is completed that summarizes practices for the Fortune 500 companies to provide context for general industry practices. Annual compensation for non-employee Directors for their service on the Board of Directors for 2020 is set forth below:

Annual Retainer	$ 115,000 for each Director
	$ 25,000 for the Chair of the Audit Committee
	$ 12,000 for each Audit Committee Member
	$ 20,000 for the Chair of the Leadership Development and Compensation Committee
	$ 12,000 for each Leadership Development and Compensation Committee Member
	$ 15,000 for the Chair of the Corporate Governance and Nominating Committee
	$ 10,000 for each Corporate Governance and Nominating Committee Member
	$ 15,000 for the Chair of the Safety and Sustainability Committee
	$ 10,000 for each Safety and Sustainability Committee Member
	$ 300,000 for the Non-Executive Chair of the Board
Stock Award	$ 160,000 of common stock or director stock units each year under the 2020 Stock Incentive Compensation Plan. The fair market value is determined on the first business day following election by the Board or re-election at the Company's Annual Meeting, or as soon as administratively possible.

Additional compensation is not provided to our Directors for service on the Executive-Finance Committee or any advisory committees of the Board.

The Board recently completed a review of the non-executive director compensation program and approved modifications to become effective as of the 2021 Annual Meeting of Stockholders. The modifications took into consideration trends for S&P 1500 companies and based on Newmont's current compensation reference peer group. The change included simplification of the program with elimination of committee member retainers, an increase in the annual equity award by $20,000, decrease in Board Chair retainer by $20,000 and other changes as set forth below:

Annual Retainer	$ 115,000 for each Director
	$ 30,000 for the Chair of the Audit Committee
	$ 25,000 for the Chair of the Leadership Development and Compensation Committee
	$ 20,000 for the Chair of the Corporate Governance and Nominating Committee
	$ 25,000 for the Chair of the Safety and Sustainability Committee
	$ 280,000 for the Non-Executive Chair of the Board
Stock Award	$ 180,000 of common stock or director stock units each year under the 2020 Stock Incentive Compensation Plan. The fair market value is determined on the first business day following election by the Board or re-election at the Company's Annual Meeting, or as soon as administratively possible.

The following table summarizes the total compensation for the Company's non-employee Directors serving during 2020:

2020 Director Compensation

NAME[1]	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[2] ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Cristina Bitar[4]	$ 38,461	$ —	$ 1,787	$ 40,248
Gregory H. Boyce[3]	$ 132,593	$ 160,000	$ 5,000	$ 297,593
Beverley Anne Briscoe[4]	$ 39,077	$ —	$ 1,787	$ 40,864
Bruce R. Brook[3]	$ 162,000	$ 160,000	$ 3,006	$ 325,006
J. Kofi Bucknor[4]	$ 84,203	$ 160,000	$ 25,467	$ 269,670
Maura Clark	$ 91,924	$ 160,000	$ —	$ 251,924
Matthew Coon Come	$ 125,000	$ 160,000	$ —	$ 285,000
Noreen Doyle[3]	$ 448,341	$ 160,000	$ 5,000	$ 613,341
Veronica M. Hagen[3]	$ 157,000	$ 160,000	$ 5,000	$ 322,000
Sheri E. Hickok[4]	$ 38,461	$ —	$ 18,591	$ 57,052
Rene Medori	$ 127,000	$ 160,000	$ —	$ 287,000
Jane Nelson	$ 150,000	$ 160,000	$ —	$ 310,000
Clement Pelleteir[4]	$ 39,077	$ —	$ 1,787	$ 40,864
Julio M. Quintana	$ 127,000	$ 160,000	$ —	$ 287,000
Charles R. Sartain[4]	$ 38,461	$ —	$ 1,787	$ 40,248
Susan Story	$ 42,304	$ 98,361	$ —	$ 140,665

[1] Mr. Palmer's compensation is shown in the Summary Compensation Table.

[2] For 2020, all non-employee Directors elected to receive stock awards in the form of director stock units ("DSUs"). The amounts set forth next to each award represent the aggregate grant date fair value of such award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718") which was the average of the high and low sales price on the date of grant. For Messrs. Boyce, Brook, Bucknor, and Médori and Mmes. Doyle, Hagen, Nelson and Clark the grant date was April 22, 2020, with a grant date fair value of $61.325. For Susan Story the grant date was September 11, 2020, with a grant date fair value of $66.22. There are no other assumptions made in the valuation of the stock awards.

(3) The amount shown as All Other Compensation for Gregory Boyce, Bruce Brook, Noreen Doyle and Veronica Hagen represents contributions made under the Company's charitable Matching Gifts Program. Non-Employee Directors are eligible to participate in the Company's Matching Gifts Program on the same basis as employees, pursuant to which the Company will match dollar-for-dollar, contributions to qualified tax-exempt organizations, not more than $5,000 per eligible donor per calendar year. The figures above represent the Company's match of qualified charitable donations. The amount for Mr. Brook assumes a conversion rate of 0.6910 for Australian Dollar ("AUD") to U.S. dollar for donations made in AUD.

(4) The amount shown as All Other Compensation for Cristina Bitar, Beverley Anne Briscoe, J. Kofi Bucknor, Sheri E. Hickok, Clement Pelleteir and Charles Sartain represents accrued dividends paid in connection with the shares of common stock underlying director stock units awarded to the departing directors during their terms on the Newmont Board pursuant to the Company's director compensation program, and retirement gifts presented by the Company to each of the retiring directors of nominal value.

Outstanding Awards

The following table shows outstanding equity compensation for all non-employee Directors of the Company as of December 31, 2020, calculated with the closing price of $59.89:

	STOCK AWARDS	
NAME	AGGREGATE DIRECTOR STOCK UNITS OUTSTANDING (#)	MARKET VALUE OF OUTSTANDING DIRECTOR STOCK UNITS ($)
Gregory H. Boyce	28,345	$1,697,582
Bruce R. Brook*	15,902	$ 952,371
Maura Clark	2,609	$ 156,253
Matthew Coon Come*	6,864	$ 411,085
Noreen Doyle	53,103	$3,180,339
Veronica M. Hagen	53,103	$3,180,339
Rene Medori	11,192	$ 670,289
Jane Nelson	40,835	$2,445,608
Julio M. Quintana	28,345	$1,697,582
Susan Story	1,485	$ 88,937

* Common Stock ownership amounts for Messrs. Brook and Coon Come are included in the Common Stock column of the Stock Ownership of Directors and Executive Officers table on page 95.

Share Ownership Guidelines

All Directors are expected to have a significant long-term financial interest in the Company. To align the interests of the Directors and the stockholders, each Director must beneficially own shares of common stock (or hold director stock units) of the Company having a market value of five times the annual cash retainer payable under the Company's Director compensation policy. Newly elected Directors are expected to meet this requirement within five years of first becoming a Director of the Company. Taking into consideration the volatility of the stock market, the impact of gold, copper and other commodity price fluctuations on the Company's share price and the long-term nature of the ownership guidelines, it would be inappropriate to require Directors to increase their holdings because of a temporary decrease in the price of the Company's shares. As such, once the guideline is achieved, future fluctuations in price are not deemed to affect compliance. Specifically, if a decline in the Company's share price causes a Director's failure to meet the guideline, the Director will not be required to purchase additional shares, but such Director will refrain from selling any shares until the threshold has again been achieved. Compliance is evaluated on a once-per-year basis, as of December 31 of each year. As of December 31, 2020, all Directors either met the share ownership guidelines or fell within the exceptions to the guidelines.



PROPOSAL NO. 2 — TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

We are asking stockholders to approve on an advisory basis, the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this Proxy Statement. This Proposal No. 2, commonly known as a "Say on Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2020 executive compensation programs and policies and the compensation paid to the Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers as described in this Proxy Statement. This proposal allows our stockholders to express their opinions regarding the decisions of the Leadership Development and Compensation Committee (the "LDCC") on the prior year's annual compensation to the Named Executive Officers. Because your vote on this proposal is advisory, it will not be binding on Newmont, the Board or the LDCC. However, your advisory vote will serve as an additional tool to guide the Board and the LDCC in continuing to improve the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders and is consistent with our commitment to high standards of corporate governance. The Board has adopted a policy of providing for annual advisory votes from stockholders on executive compensation. The next such vote on Say on Pay frequency will occur at the 2022 Annual Meeting of Stockholders.

RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, as amended, including the "Compensation Discussion and Analysis," compensation tables and related-narrative discussion in this 2021 Proxy Statement, is hereby APPROVED.

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on the proposal.

 # FOR

The Board of Directors unanimously recommends a vote **FOR** the foregoing resolution for the reasons outlined below.

Before you vote, we urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on our executive compensation including the changes based upon stockholder feedback.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the philosophy, objectives, process, components and additional aspects of our 2020 executive compensation program and is intended to be read in conjunction with the summary compensation tables that begin on page 72, which provide further compensation information. Our 2020 Named Executive Officers ("NEOs") were as follows:

NAME	POSITION
Thomas Palmer	President and Chief Executive Officer ("CEO") Since October 2019
Nancy Buese	Executive Vice President and Chief Financial Officer ("CFO") Since October 2016
Robert Atkinson	Executive Vice President and Chief Operating Officer ("COO") Since June 2019
Randy Engel	Executive Vice President, Strategic Development Since September 2008
Stephen Gottesfeld	Executive Vice President and Chief Sustainability & External Affairs Officer Since June 2019

Quick CD&A Reference Guide

I. Business, Governance, and Compensation Overview

LDCC Leadership Reflects Newmont's Culture of Sustainability

The Leadership Development and Compensation Committee of the Board of Directors ("LDCC") employs an integrated view of talent and compensation to encourage dialogue and drive better decisions for sustained company leadership over the long-term. In addition to the traditional role of overseeing executive compensation at Newmont, on a regular and ongoing basis, the LDCC reviews our talent and succession plans and global inclusion and diversity progress and strategy.

The Critical Elements of our Business Anchor our Compensation Systems

OUR PURPOSE	OUR STRATEGY	OUR PEOPLE	OUR COMPENSATION OBJECTIVES
▶ Creating value and improving lives through sustainable and responsible mining	▶ Strong leadership ▶ Operational excellence ▶ Sustainability ▶ Safety and fatality risk management ▶ Leaders in environmental, social, and governance practices	▶ Global talent strategy ▶ Culture of inclusion and diversity ▶ Workplace advantage ▶ Leadership development focus	▶ Link pay-to-performance ▶ Align performance metrics to strategy ▶ Align interests of executives with stockholders ▶ Design programs with clear line of sight ▶ Respond to stockholder feedback ▶ Demonstrate sustainability leadership
OUR VALUES ▶ Safety ▶ Integrity ▶ Sustainability ▶ Inclusion ▶ Responsibility			

Pay programs align with holistic approach and oversight of the Leadership Development and Compensation Committee

Using multiple lenses with a balanced focus ensures our pay programs work together in support of our business objectives, values, inclusive culture and expectations of how we work. It results in programs that withstand the volatility and uncertainties experienced in the mining industry and by large global companies, including challenges associated with the COVID-19 pandemic.

Best Practices in Program Design Enabled Focus on People and Results Throughout COVID-19

Newmont made decisions in 2020 with our values and people front of mind, to ensure that we could navigate the changing landscape, and accelerate performance during the COVID-19 pandemic. We continued base pay to employees that could not work due to risk or operations on care and maintenance to support the security of our employees.

The best practices components of our programs and balanced program design proved to be a solid foundation in 2020. When faced with challenges on cost and access to exploration activities, we sharpened our focus on safety, sustainability, free cash flow generation and returns, to continue our delivery of value to shareholders.

Through the uncertainties and adversity faced in 2020, Newmont maintained our incentive pay programs, with no changes to the design, metrics, targets and ranges and no discretion applied to performance results and payouts.

OUR PAY PROGRAMS ARE BALANCED AND WEIGHTED TOWARD DELIVERY OF RESULTS

A majority of the CEO's target compensation in 2020 was variable and tied to performance outcomes, with two-thirds composed of long-term incentives, to ensure alignment with stockholders and performance that drives sustained value creation over time.

22% Restricted Stock Units	**Stock Price Performance**	► Value aligned with NEM performance
	Relative Stock Performance	Long-term incentive to outperform gold competitors: ► Relative TSR performance
44% Performance Stock Units	**Operating and Financial Performance Growth Sustainability**	► Safety & Sustainability ► Financial performance ► Growth (Reserves, Projects)
14% Company Bonus	**Leadership Measures**	► Strategic and Leadership objectives (with defined goals)
6% Personal Bonus		
14% Base Salary	**Base Pay**	► Adjusted for performance, scope ► Market rate

Our Performance Drives Pay Outcomes

2020 Annual Incentive Program

Newmont's Short-Term Incentive Program (STIP), which is its annual bonus program based on the Company's performance, performed above target in the aggregate, with a 118.1% of target payout for the NEOs. Above target incentive plan performance is aligned with the shareholder experience in 2020, with stock price growth of 38% and the delivery of key strategic and financial outcomes, as described in further detail in the sections below.

	METRICS AND WEIGHTINGS		PERFORMANCE HIGHLIGHTS	ACHIEVEMENT	PAYOUT
ESG	**Health & Safety** ▸ Critical Control Verifications ▸ Fatigue and Wellbeing Risk Reduction	20%	▸ All sites and regions performed above target for their critical control verifications to support fatality risk management ▸ Risk and wellbeing risk reduction plans were nearly all completed at year end	191%	38.1%
	Sustainability ▸ Performance among key public indices	10%	▸ Ranked #2 in S&P500 as measured by the Bloomberg ESG Disclosure score ▸ Ranked 92nd percentile ESG in sector ranking as measured by Sustainalytics ESG ▸ Ranked gold industry leader and #2 (99th percentile) in sector as measured by SAM S&P	100%	10%
OPERATIONAL EXCELLENCE	**Efficiency and Production Costs** ▸ CPB Adjusted Cash-Sustaining Costs[1] / Gold Equivalent Ounce[2] (CSC/GEO)	25%	▸ Increased costs and limitations on our ability to operate due to COVID-19 led to results that did not meet threshold expectations and no payout was achieved	0%	0%
	Value Creation ▸ CPB Adjusted Free Cash Flow[1] ▸ CPB Adjusted Return on Capital Employed (ROCE)[1]	25%	▸ CPB Adjusted Free Cash Flow[1] of $2.2B primarily due to higher operating cash flow and lower capital expenditures resulted in performance above maximum (2x $1.00 annual dividend) ▸ CPB Adjusted ROCE[1] of 14.1% was achieved over the maximum of 10%	200%	50%
GROWTH	**Growth Success** ▸ Reserves ▸ Resources	20%	▸ We managed our work in the growth area to the greatest degree possible ending the year with 94 million ounces of reserves, replacing 80% of depletion ▸ Net reserves of 4.75Moz was above the maximum of the range, while resources ended below threshold performance	100%	20%
Overall Performance					**118.1%**

[1] Certain of the metrics noted above are non-GAAP compensation measures; for definitions and reconciliations to the nearest GAAP measures, see Annex A-1 under the heading "Company Performance Bonus Measures." The term "CPB Adjusted" measures as used in this Compensation Discussion & Analysis refers to such Corporate Performance Bonus Measures.

[2] Gold equivalent ounces ("GEO") are calculated as pounds or ounces produced multiplied by the ratio of other metals' prices to the gold price, using gold ($1,200/oz.), copper ($2.75/lb.), silver ($16/oz.), lead ($0.95/lb.) and zinc ($1.20/lb) pricing for 2020.

The 2020 total annual bonus for NEOs is composed of the Company performance bonus (70%) under the Short-Term Incentive Program, and the personal performance bonus (30%) under the Senior Executive Compensation Program. (In addition to the personal performance bonus, the Senior Executive Compensation Program also includes the restricted stock unit bonus program and the performance stock bonus program, described further below.) Personal performance bonus outcomes are determined by the LDCC (and the Board for the CEO) based on predefined and strategic goals for each NEO, described further below.

The CEO and the other NEOs demonstrated exceptional leadership and agility in 2020, with their combined Company and personal performance bonuses resulting in total payouts between 120% and 140% of their target bonus opportunities.

2016-2020 CEO Realized Pay and Performance Summary

Performance outcomes and CEO realized pay are aligned over time, as a majority of the pay components are tied to results in metrics that drive Company performance over the long-term. Pay earned over the recent five-year period closely aligned with stockholder return for the same period.

Realized Pay[(1)] and TSR Alignment



(1) "Realized Pay" includes actual salary paid, actual bonus earned for the performance period, restricted stock units that vested in the year, and performance stock units earned and to be paid for the performance period ending that year. Stock compensation valued as of fiscal year end; December 31, 2020 closing price was $59.89.

Long-term realized pay aligns with performance

► 86% percent of CEO pay is tied to performance measures that are aligned with driving stockholder returns

► Average CEO pay during the five years from 2016-2020 was 85% above target pay versus a stock price increase of 234% over the same period.

► Target and realized pay for 2016 to 2018 is for the prior CEO, Mr. Gary Goldberg, while pay in 2019 and 2020 is for the current CEO, Mr. Palmer.

II. Compensation Philosophy and Objectives

Compensation Philosophy

▶ **Drive business strategy** with programs that focus on superior operational execution to lead the gold sector in profitability and responsibility and to sustain a global portfolio of long-life assets.

▶ **Support talent strategy** and compete in the relatively narrow and competitive technical talent market, attracting top talent and retaining them with a focus on development and succession depth.

▶ **Align with our values** of Safety, Integrity, Sustainability, Inclusion, and Responsibility.

▶ **Consider external perspectives** of stockholders and the global market we operate in that has long-term business cycles affected by macroeconomic and commodity volatility.

▶ **Understand market practices** by reviewing program design and referencing median pay levels of companies of a similar size, scope, and business.

Our compensation approach is holistic and is mindful of our broad group of stakeholders; with this, our executive compensation program is comprised of a balanced portfolio of operating, financial and ESG measures on an absolute and relative basis as described below.

Objectives

Our executive compensation program is designed to effectively motivate our executives to achieve specific business outcomes that drive value creation for stockholders and favorable outcomes for other stakeholders. In designing these programs, we are guided by the following principles:

▶ **Link achievement of business goals and compensation payout (pay for performance).** The LDCC links the value of the compensation executives receive to Newmont's performance relative to key business goals and increases in stockholder value.

▶ **Select the right performance measures (align executive compensation program goals with strategic objectives).** The LDCC chooses metrics that support and advance our short- and long-term strategic and business objectives and the creation of stockholder value.

▶ **Align the interests of executive officers with those of stockholders.** The LDCC believes that using equity for long-term incentives creates strong alignment between executive officers and stockholders because it gives them a common interest in stock price performance.

▶ **Offer market competitive pay to attract and retain talent.** To manage our business and carry out our strategy, we must compete for executive talent. The LDCC references the amounts and compensation structures of executive officers in the companies in our compensation peer group and in industry surveys in determining competitive pay levels and recruiting our executive officers.

▶ **Design programs that are clear and maintain line of sight.** As a means of executing our strategy, the LDCC strives to make the incentives in our executive compensation program straightforward and the programs transparent and understandable in order for our executive officers, as well as our stockholders, to know what they are working toward, and what they will receive if they succeed.

▶ **Share information and encourage feedback.** Transparency and open disclosure are core components of our values and we engage with stockholders, stakeholders and employees on a regular basis to provide insight into our goals, direction, and how resources are being used to drive value.

Newmont Values and Leadership

Our shared values are foundational for all that we do as a company, and acting according to those values is a key component of value creation. These values are incorporated into program design and realized compensation. They are directly measured within the personal bonus component of the annual incentive program, and central to leadership development and succession planning. We are focused on leading indicators that support social goals and enable safe and sustainable operations.

2020 Say on Pay Vote and Stockholder Engagement

At the 2020 Annual Meeting, our stockholders approved the compensation of our NEOs on an advisory basis, with approximately 86% of the votes cast "For" such approval. The LDCC interpreted stockholder approval of the executive compensation program at such a level as indicating that a substantial majority of stockholders view our executive compensation program, plan design and governance as continuing to be well aligned with our stockholders, their investor experience, business outcomes and ESG and governance best practices.

To ensure investor views are incorporated into our planning process, we engage with stockholders on an ongoing basis to gather their perspectives. Through this stockholder outreach, we have established important feedback channels that provide a valuable way to receive ongoing input from our stockholders.

To hear directly from our investors and to provide information about programs related to executive pay and ESG topics, each year, members of the LDCC and management reach out to at least the largest 25 stockholders directly, representing approximately 50% of our outstanding shares in 2020. We engaged directly with investors based on their responses, and shared feedback with the LDCC and the executive leadership team throughout the year.

Key themes from our stockholder engagement after our 2020 Annual Meeting included:

- ▶ Continued focus on leadership in the environmental, social, and governance space
- ▶ Management of the response to COVID-19 and its impact on our business and compensation practices
- ▶ Incentive program design that is concise and aligned with stockholder expectations

Compensation Program Governance

From time to time, the LDCC assesses the effectiveness of our executive compensation program and reviews risk mitigation and governance matters, including the following best practices that we employ:

✓ What We Do

Stockholder Engagement	We reach out to stockholders to understand and address their perceptions and concerns regarding our executive compensation program.
Pay for Performance	The majority of total executive compensation is variable and at-risk.
Balance Short- and Long-Term Compensation	The allocation of incentives between the annual incentive program and the long-term incentive program does not over-emphasize short-term performance at the expense of achieving long-term goals.
Diverse Set of Performance Metrics	We use a diverse set of financial, operating and ESG performance metrics in our short-term incentive program to ensure that no single measure affects compensation disproportionately.
Overweight Performance-based Long-Term Incentives	We use multi-year performance stock units (PSUs) that represent 67% of long-term incentive opportunity, with 33% in restricted stock units (RSUs) to motivate long-term performance and align the interests of executive officers and stockholders.
Independent Compensation Consultant	Our LDCC engages an independent compensation consultant to provide information and advice for use in LDCC decision-making and recommendations on CEO compensation to the Board.
Peer Data	We develop a peer group of companies based on industry, geography, scope, business complexity and competitors for talent to reference for compensation decisions.

✓ What We Do

Leadership, Talent and Diversity and Inclusion Reviews	We conduct quarterly reviews of leadership development, talent strategy, and diversity, equity and inclusion efforts of the Company.
Succession Planning	We maintain and update plans for succession for levels below the CEO and the most senior executives.
Stock Ownership Guidelines	We have adopted guidelines for executive officers and directors to maintain meaningful levels of stock ownership to align their interests with stockholders.
Clawback	We maintain a clawback policy to recoup cash and equity-based incentives paid to executive officers based on erroneously prepared financial statements or conduct constituting the basis for a termination for cause.
Risk Assessment	We conduct an annual risk assessment of our executive compensation program.
Regularly Review Dilution and Share Utilization	The Board and management regularly review dilution and share utilization levels by reviewing the cost and dilutive impact of stock compensation.
Cap Bonus and PSU Payouts	Our annual incentive program has an upper limit on the amount of cash that may be earned. Our PSUs have an upper limit on the number of shares and value at time of vest.
Double Trigger Change of Control Provisions	If there is a change of control and termination of employment (a "double trigger"), outstanding time-based equity awards will vest and cash change of control amounts will be payable. A change of control alone will not trigger vesting.

✕ What We Don't Do

No Employment Agreements	Our executive officers are at-will employees with no employment contracts.
No Dividends on Unearned Awards	Under our equity incentive programs, we do not pay dividends or dividend equivalents on shares that a participant has not yet earned or that have not vested.
No Hedging or Pledging of Company Securities	We prohibit employees and non-employee directors from engaging in hedging, pledging or short sale transactions in Company securities.
No Repricing of Underwater Stock Options	Our equity incentive programs do not permit the repricing of stock options where the strike price exceeds the then-current fair market value without stockholder approval. Presently, we do not grant stock options.
No Excessive Perks	We do not provide excessive perquisites to executive officers.
No Excise Tax Gross-Ups	We do not provide excise tax gross-ups.

III. Compensation Determination Process

Overview

The LDCC has designed our executive compensation program to motivate the achievement of key business and financial goals. The LDCC reviews and approves the performance-based metrics and goals of the incentive programs, considering financial, operational, ESG and share price performance to determine appropriate executive compensation parameters, amounts and forms. Using these incentive programs, the LDCC recommends to the Board the total target compensation of the CEO. In connection with its efforts, the LDCC obtains input and advice from its independent compensation consultant. The LDCC also reviews recommendations from our CEO with respect to the performance and compensation of our other executive officers, including the other NEOs.

Role of the LDCC and the Safety and Sustainability Committee

The LDCC is responsible for establishing Newmont's compensation philosophy and objectives; determining the structure, components and other elements of our programs; and reviewing and recommending the compensation of the CEO to the Board, and reviewing and approving the compensation of the executive officers, including the NEOs.

To verify the alignment of the executive compensation program with our business strategy and with the items that we believe drive the creation of stockholder value, the LDCC reviews the elements of our program throughout the year, and determines whether it would be appropriate to make any changes to program components.

The LDCC obtains input from executive officers regarding the annual operating plan, expected financial results, sustainability goals, projected stockholder returns and related risks. The LDCC also gets input from the Board's Safety and Sustainability Committee with respect to safety, sustainability and ESG metrics. Based on this information, the LDCC establishes the Company performance-based metrics and targets for the annual incentive program, including the Company performance bonus program. For each metric, the LDCC sets appropriate threshold and maximum levels of performance designed to motivate achievement without incentivizing excessive risk-taking.

The LDCC considers a variety of factors when determining executive compensation (and recommended compensation for the CEO to the Board) to ensure alignment with goals, reasonableness of pay, internal equity, pay for performance, and ability to attract and retain executive talent.

The primary items considered when making executive compensation decisions include:

FACTORS	PURPOSE/KEY CONSIDERATIONS
Market Information	To ensure reasonableness of pay relative to industry peers
Performance and Leadership	To understand important context, such as: experience, skills and scope of responsibilities, individual performance, and succession planning
Pay Mix	To ensure a significant majority of pay is "at-risk," consistent with pay philosophy and peer group practices
Pay Equity	To understand whether internal pay differences are reasonable between executives and consistent with market practice
Total Compensation	To understand the purpose and amount of each pay component as well as the sum of all elements to gauge reasonableness and total potential expense

FACTORS	PURPOSE/KEY CONSIDERATIONS
Officer Compensation versus Total Stockholder Return and Other Performance Measures	To ensure pay is aligned with stockholder experience and appropriate in the context of our industry and market performance
Performance Sensitivity Analysis	To understand potential payouts assuming various Company performance outcomes and other variables and to understand how potential performance extremes are reflected in pay, which is a component of our compensation risk assessment

The LDCC reviews and evaluates the performance of the CEO and develops base salary and annual and long-term incentive opportunity recommendations for the review and approval of the full Board, usually at its meetings in the first quarter of each year. The LDCC also establishes the compensation for all the other executive officers, including the NEOs, with the input of the CEO.

After the end of applicable annual or long-term performance periods, the LDCC evaluates achievement relative to performance targets and determines and certifies corresponding payouts earned.

The Committee does not consider amounts realized from prior performance-based or stock-based compensation awards when setting the current year's target total direct compensation, regardless of whether such realized amounts may have resulted in a higher or lower payout than targeted in prior years. Since the nature and purpose of performance-based and stock-based compensation is to tie executives' compensation to future performance, the Committee believes that considering amounts realized from prior compensation awards in making current compensation decisions is inconsistent with this purpose.

Role of the Independent Compensation Consultant

In connection with fulfilling its duties, the LDCC recognizes that there is value in procuring independent, objective expertise and counsel, and has the authority to retain an independent compensation consultant to assist it in carrying out its responsibilities and duties.

The LDCC retained FW Cook as its independent compensation consultant for 2020 compensation decisions. FW Cook reported directly to the LDCC, and the LDCC has the sole authority to retain, terminate and obtain the advice of FW Cook at the Company's expense.

The LDCC has worked with FW Cook to: assess Newmont's executive compensation philosophy, objectives and components; develop a peer group of companies for compensation comparison purposes; review considerations and market practices related to annual incentive programs and long-term equity and other incentive programs; collect comparative compensation levels for each of the executive officer positions; assess the executive officers' base salaries, as well as their annual incentive targets and long-term equity compensation levels; review the equity compensation strategy; review other market practices and trends; and review director compensation market practices.

While the LDCC took into consideration the review and recommendations of FW Cook when making decisions about the executive compensation program, ultimately, the LDCC made its own independent decisions in determining executives' compensation, including its recommendations to the Board with respect to the CEO.

The LDCC assessed the independence of FW Cook pursuant to SEC and New York Stock Exchange rules. In doing so, the LDCC considered each of the factors set forth by the SEC and New York Stock Exchange with respect to a compensation consultant's independence. The LDCC also considered the nature and amount of work performed for the LDCC and the fees paid for those services in relation to the firm's total revenues. FW Cook did not perform any separate additional services for management. On the basis of its consideration of the foregoing and other relevant factors, the LDCC concluded that FW Cook was independent and that there were no conflicts of interest.

Compensation Peer Groups and Peer Selection Process

In making determinations about executive compensation, the LDCC believes that obtaining relevant market and benchmark data is very important. Even though, relative to other companies, there are differences and unique aspects of the Company, such information provides a solid reference point and helpful context. When making decisions about the structure and component mix of Newmont's executive compensation program, the LDCC takes into consideration the structure and components of, and the amounts paid under, the executive compensation programs of other, comparable peer companies, as derived from public filings and other sources. The LDCC also considers broader industry practices and Newmont's competitors for talent.

The LDCC, with the assistance of its independent consultant FW Cook, developed a peer group using the following criteria: industry, geography, scope/complexity of business and organizational size (as measured by revenue, net income, total assets, market capitalization and number of employees), and competitors for talent. The LDCC also considers peer groups developed by proxy advisory firms as an additional reference point.

The peer group used in connection with decisions relating to 2020 components of compensation consisted of the following companies:

2020 Compensation Benchmarking Peer Group

Agnico Eagle Mines Ltd.	Hess Corporation
Alcoa Corporation	Kinross Gold Corporation
Anadarko Petroleum Corporation	Marathon Oil Corporation
Anglo American	The Mosaic Company
Apache Corporation	Noble Energy, Inc.
Barrick Gold Corporation	Occidental Petroleum Corporation
Devon Energy Corporation	Peabody Energy Corporation
EOG Resources, Inc.	Rio Tinto plc
First Quantum Minerals Ltd.	Teck Resources Limited
Freeport-McMoran Copper and Gold Inc.	Vulcan Materials Company

	REVENUE*	MARKET CAPITALIZATION*
25th Percentile	4,929	9,438
Median	8,478	12,264
75th Percentile	16,422	33,259
Newmont Corporation	7,239	30,802
Percentile Rank	44th	74th

* Revenue represents the most recently reported trailing twelve months for each company (period ended March 31, 2019 for Newmont) and market values as of the time of the peer group review, June 20, 2019.

The LDCC made certain changes to the peer group used in connection with 2020 compensation decisions, including the removal of Goldcorp due to Newmont's acquisition of Goldcorp. With the removal of Goldcorp, LDCC added Occidental Petroleum and Agnico Eagle Mines. The remainder of the group was held constant, as the group continued to reflect the mining and extraction industry in which Newmont operates.

The LDCC determined that the appropriate market reference continues to be the median range, and that an executive officer's target and actual total direct compensation may be above or below the median range depending on the factors described above, as well as Newmont's performance.

In addition to the selected peer group, the LDCC also referenced general and specific industry surveys from other sources.

2021 Compensation Reference Peer Group

Over the course of multiple meetings during 2020, and with the assistance of its independent compensation consultant, FW Cook, the LDCC thoughtfully reconsidered its approach to the compensation peer group. Although the only gold producer in the S&P 500 and the world's leading gold company, the LDCC has previously utilized a peer group consisting mainly of other gold companies and other mining, extraction and natural resource companies. While there are similarities with these companies in terms of the business and the industry generally, there are substantial differences in size, with the companies in the peer group mostly being smaller by market capitalization and market dynamics have shifted for companies in the energy sector. (Newmont has been around the 75th percentile the past three years.) There were also corresponding differences in other aspects, including the global scale of the business, logistical complexity, the degree of asset intensity, having a business (not retail) focus and state of business maturity.

In pursuit of a more appropriate way to reference the market for executive talent in which Newmont competes, the LDCC has begun to use a broader reference peer group of companies, which are more similar in terms of company size and other compensable factors. The new group comes from applicable broad sectors (materials, industrials and energy) and has similarities in terms of size and quantitative and qualitative characteristics. This also resembles the approach seen by an increasing number of Newmont's stockholders that may be characterized as general, rather than sector-specific, investors. The LDCC believes that using the broader reference group will provide a more consistent, sustainable set of companies for comparison, enable a better distribution of data with less volatility, and reduce reliance on energy companies and the associated sector uncertainty. This reference group will improve Newmont's ability to analyze the market value of jobs by enhancing the statistical representation of similarly-sized companies.

The reference peer group that the LDCC used in connection with decisions relating to 2021 components of compensation consisted of the following companies:

2021 Compensation Reference Peer Group

Air Products and Chemicals, Inc.	Freeport McMoRan Inc.*
AMETEK, Inc.	Hess Corporation*
Barrick Gold Corporation*	Illinois Tool Works Inc.
ConocoPhillips	Johnson Controls International plc
Cummins Inc.	Parker-Hannifin Corporation
Deere & Company	Pioneer Natural Resources Company
DuPont de Nemours, Inc.	PPG Industries, Inc.
Eaton Corporation plc	Republic Services, Inc.
Ecolab Inc.	Rockwell Automation, Inc.
Emerson Electric Co.	Vulcan Materials Company*
EOG Resources, Inc.*	Waste Management, Inc.

*   Peers that have been maintained from the 2020 executive compensation peer group.

	REVENUE*	MARKET CAPITALIZATION*
25th Percentile	8,665	25,022
Median	13,444	32,548
75th Percentile	19,450	48,832
Newmont Corporation	10,626	50,644
Percentile Rank	32nd	79th

* Revenue represents the most recently reported trailing twelve months for each company (period ended June 30, 2020 for Newmont) and market values as of the time of the peer group review, October 15, 2020.

The LDCC also will continue to monitor the pay practices of top gold mining companies, to give sufficient industry context and allow it to see what Newmont's stockholders may be seeing at industry peers. Further, the LDCC will continue to review information from size-comparable and mining-specific survey data.

Role of the Chief Executive Officer and Management

To set the target total direct compensation of each of the NEOs other than the CEO, the LDCC works with the CEO. As part of this process, the CEO evaluates each NEO's performance, determines his recommendations about the target compensation of each NEO, and delivers his evaluations and compensation recommendations to the LDCC.

The CEO's input is particularly important in light of his greater familiarity with the day-to-day performance of his direct reports and the importance of incentive compensation in driving the execution of managerial initiatives developed and led by the CEO. Nevertheless, the LDCC makes the ultimate determination regarding the compensation of the executive officers.

The LDCC sets the target total direct compensation of the NEOs, taking into account the CEO's evaluations and recommendations and other information it deems relevant. This information includes: our achievement of corporate goals; the NEO's division or function achievement of goals; the NEO's achievement of individual goals; and his or her responsibilities and experience. The LDCC makes its decisions in light of the compensation philosophy described above and with reference to the peer group data.

When the LDCC discusses and formulates the compensation recommendations to make to the Board with respect to the CEO, he does not play any role with respect to any matter affecting his own compensation and is not present in the meetings.

To design and develop the executive compensation program, the LDCC relies upon the advice of the independent compensation consultant, FW Cook, as described above, and also coordinates with the Executive Vice President, Human Resources and the Vice President of Total Rewards, and collaborates with the finance and legal groups as appropriate. To assist the LDCC in making its decisions, this group supports the preparation of analyses of financial data, peer comparisons and other materials, and helps implement the decisions of the LDCC.

IV. Compensation Program Components

2020 Target Pay Mix

The LDCC utilizes the various components of the executive compensation program to achieve the program objectives. Our balanced program reflects the mining business cycle, but also focuses on metrics that can be measured in the near-term that drive value for our stockholders, and are mindful of the interests of our stakeholders. The LDCC regularly reviews each component of the program to verify that each executive officer's total compensation is consistent with our compensation philosophy and objectives and that the component is serving a purpose in supporting the execution of Newmont's strategy.

CEO Pay Mix



Other NEO Pay Mix

A meaningful majority of annual target total compensation is variable, at-risk pay, consistent with the LDCC's priority of aligning pay and performance. Specifically, in 2020, 86% of the target total compensation for our CEO was at-risk compensation. The LDCC considers compensation to be "at risk" if it is subject to operating performance or if its value depends on stock price appreciation.

The LDCC allocated compensation among base salary, target annual incentive program amounts (the Company and personal performance bonus programs) and the grant date fair value of long-term incentives in the form of stock PSUs and RSUs. The values and allocations were determined by the LDCC with reference to, and consistent with, the allocations among such elements at the peer group companies. The LDCC does not have a formal or informal policy for a pre-set allocation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

Each compensation element is discussed in more detail below and also set forth in more detail in the 2020 Summary Compensation Table and 2020 Grants of Plan-Based Awards table.

Base Salary

DESCRIPTION	ADDITIONAL DETAIL
▶ Fixed cash compensation ▶ Varies among executive officers based on a variety of considerations, including responsibilities, performance, skills, experience, achievements and the competitive market for the position, and is individually determined according to each executive officer's areas of responsibility and role	Intended to provide stable compensation to executive officers and allow Newmont to attract skilled executive talent needed to lead the business and maintain a consistent, stable leadership team

For newly-hired executive officers, the LDCC establishes initial base salaries through arm's-length negotiations at the time the executive officer is hired, considering the position, the executive's experience, and qualifications.

Compensation Discussion and Analysis

The LDCC considers and approves base salary adjustments for executive officers from time to time. The main considerations for a salary adjustment are similar to those used in initially determining base salaries, but may also include change in the competitive market, change of role or responsibilities, recognition for achievements or market trends.

Base salaries for the NEOs were unchanged in 2020, with two exceptions. The LDCC increased the base salary of the CEO to bring it closer to the median of peer companies upon the successful completion of his first year as CEO, which occurred in October 2020. The LDCC also increased the base salary of the EVP, Strategic Development at the time of the annual market review.

NEO	2019 BASE SALARY[1] ($)	2020 BASE SALARY[1] ($)	% CHANGE
Thomas Palmer	1,175,000	1,300,000	11%
Nancy Buese	735,000	735,000	0%
Robert Atkinson	735,000	735,000	0%
Randy Engel	650,000	675,000	4%
Stephen Gottesfeld	550,000	550,000	0%

[1] Year-end base salary.

Annual Incentive Program (Company and Personal Performance Bonuses)

DESCRIPTION	ADDITIONAL DETAIL
▶ Variable cash compensation based on the level of achievement of certain annual performance objectives that are pre-determined and support operating, financial, safety, and sustainability performance goals that drive overall strategic initiatives in the long-term ▶ Performance against goals must at least meet a threshold level of performance in order to earn any credit toward a payout with respect to that goal ▶ Incentive payouts for each metric are capped at 200% of target	Designed to align our executive officers in pursuing our short-term goals; payout levels are based on actual results and the degree of achievement

The annual incentive program for executive officers is a cash plan that rewards NEOs for the achievement of key short-term objectives that the LDCC views as key steps in the execution of Newmont's overall business strategy and purpose and increasing stockholder value.

The amount of the annual bonus payout, if any, under the annual incentive program is based upon achievement relative to two components of performance:

▶ Company Performance, which represents 70% of the bonus target opportunity, and
▶ Personal Performance, which represents 30% of the bonus target opportunity.

Company Performance Measures for Company Performance Bonus (CPB)

Metrics and Weightings

ESG		**Health & Safety**	▸ Critical Control Verification Execution (10%) ▸ Fatigue and Wellbeing Risk Reduction (10%)	**20%**
		Sustainability	▸ Key public indices	**10%**
Operational Excellence		**Efficiency/production costs** ▸	CPB Adjusted CSC/GEO	**25%**
		Value creation	▸ CPB Adjusted Free Cash Flow (20%) ▸ CPB Adjusted Return on Capital Employed (5%)	**25%**
Growth		**Growth success**	▸ Reserves (10%) ▸ Resources (10%)	**20%**

The Company Performance Measures are:

1. **ESG Metrics** of safety and sustainability are core Newmont values representing 30% of the target bonus opportunity, comprised of:

▸ Safety: Fatality risk management based on critical control verification execution, as measured by delivery of a target number of verifications.

▸ Health: Fatigue and wellbeing risk reduction, based on development, establishment and execution of action plans; weightings on these factors were increased in response to operating during the COVID-19 pandemic.

▸ Sustainability: Rankings as determined with reference to external ratings and indices, including the Bloomberg ESG Disclosure score, Sustainalytics sector percentile and the SAM S&P Global Corporate Sustainability Assessment sector results.

The health and safety measures support the strategic objectives of developing a culture of zero harm and our goal of being the industry leader in health and safety performance. Metrics were refined from the prior year program to focus on driving behaviors that deliver safety outcomes. In addition, we are focused on delivering sustainable value for our people, stakeholders and host communities, and the increase in ratings agency participation and measurements from the prior year will provide a broader perspective on sustainability measures track our progress on a relative basis, capturing ESG performance across multiple functions and efforts.

2. **Financial and Operational Metrics** represent 50% of the target bonus opportunity, comprised of:

▸ Value creation measures: CPB Adjusted Free Cash Flow* to measure Newmont's profitability after removing the expense to support operations and fund development, and CPB Adjusted Return on Capital Employed* to ensure efficient use of capital.

▸ Operating Efficiency: CPB Adjusted Cash Sustaining Costs / Gold Equivalent Ounce (CSC/GEO)*.

These financial measures were selected for 2020 because they focus management on metrics that align with our most critical strategic priorities of generating cash as a key determinant of stockholder value, producing higher returns on the capital we employ in our capital-intensive business, and controlling expenses and improving efficiency in our production. Also, they give a clear line of sight into how achieving operating goals drives Newmont performance and the creation of stockholder value.

The LDCC set the target for CPB Adjusted cash sustaining costs per gold equivalent ounce at a level that it considered challenging and rigorous, and is aligned to our budget and external market outlook. The target for 2020 for the CPB adjusted CSC/GEO* metric increased from the prior year mainly due to planned mine sequencing and lower grade material for the production activity this year.

* Non-GAAP compensation measures; for a reconciliation to the nearest GAAP measure, see Annex A.

In structuring our annual incentive program, the LDCC used non-GAAP measures as performance metrics. The use of these measures is not intended to replace comparable GAAP measures as set forth in our consolidated financial statements. We believe that these non-GAAP measures are helpful to management and investors as measures of operating performance because they exclude various items that do not relate to or are not indicative of operating performance.

For the definitions and reconciliations of non-GAAP compensation measures CPB Adjusted Free Cash Flow, CPB Adjusted Return on Capital Employed and CPB Adjusted Cash Sustaining Costs / Gold Equivalent Ounce, please see Annex A-1 under the heading "Company Performance Bonus Measures."

3. **Growth Measures** represent 20% of the target bonus opportunity, comprised of:
    ▶ Probable and Proven Reserves: Based on extensive drilling, sampling, mine modeling and metallurgical testing, from which we determine economic feasibility. This measure is determined as of the last day of the year, taking into account metal prices, changes to future production and capital costs, divestments and depletion, as well as any acquisitions and additions during 2020; and
    ▶ Resources: A measure of reserves available for future mining, together with mineralization not yet proven to the level required for reserve reporting.

The growth metrics are designed to incentivize a focus on activities that drive future growth in Newmont's business and improving portfolio value through securing additional near-mine and reserve ounces. The metrics are equally divided between measures related to the discovery of new deposits and completion of the work needed to turn them into reportable reserves, and measures related to the total amount of reserves held by the Company.

In 2019 we had a major reconfiguration of our portfolio resulting from the Goldcorp acquisition and formation of the Nevada Gold Mines JV. The lack of Resources and Inventory available at former Goldcorp sites required immediate investment to build a critical mass of inventory necessary to ensure a robust conversion pipeline going forward, and in 2020 the target for resource additions was reduced in favor of building inventory (pre-resource drilling). The Reserve addition target was increased by approximately 13% due to conversion opportunities identified during our planning process. The projects metric was removed in the 2020 plan to focus the executive plan on the broader goal of long-term portfolio management, and specific project goals were moved to individual and functional leadership goals to encourage line of site to those important metrics.

Target, Threshold and Maximum Company Performance Levels

The LDCC set the performance metric targets in the Company bonus program at levels that it considered rigorous and challenging and that took into account the relevant risks and opportunities. **The LDCC reviewed the metrics, targets, and ranges following the COVID-19 pandemic, and made no changes to the program design or discretionary adjustments to any results or payout outcomes.**

With respect to the financial metrics, the LDCC reviewed the relevant financial objectives set as a result of the development of the annual operating plan, and assessed various factors related to the achievability of these budget targets, including the risks associated with various macroeconomic factors and the risks of achieving specific actions that underlie the targets and the implied performance relative to prior years.

Having set the targets, the LDCC also set the threshold and maximum performance levels. For 2020, the LDCC set the threshold level at a high-performance level and set the maximum level at a level that presents a significant challenge requiring exceptionally strong performance and significant effort to achieve. For performance between the threshold and maximum for any metric, the payout amount is interpolated as a payout percentage between a threshold of 20% and a maximum of 200%.

Company Performance Achievement Levels

The LDCC determined payout levels representing the amount to be paid to NEOs based on the level of actual performance relative to the targets and performance ranges, as set forth in the chart below.

In sum, Newmont exceeded target goals related to health and safety with a focus on fatality risk management programs and leadership, and fatigue and wellbeing plan design, set up, and execution. We improved our leadership in sustainability management, disclosure, and performance according to our ranking among key public indexes.

Increased costs and limitations on our ability to operate due to COVID-19 led to results that did not meet threshold expectations and no payout was achieved for the CPB adjusted cash sustaining costs/gold equivalent ounces metric*. However, the value creation metrics exceeded maximum performance levels: specifically, CPB adjusted Free Cash Flow of $2.2B* exceeded the maximum performance level, primarily due to higher operating cash flow and lower capital expenditures. CPB Adjusted return on capital employed* also exceeded the maximum performance level, at 14.1%.

We exceeded the maximum in our reserves results with a large net positive addition at Boddington, but resources did not meet threshold expectations due to revisions and down time in drilling and studies activities associated with COVID-19.

		CORPORATE PERFORMANCE BONUS METRIC	RELATIVE WEIGHTING (%)	BELOW THRESHOLD	THRESHOLD	TARGET	MAXIMUM	ACTUAL RESULT	% ACHIEVEMENT	WEIGHTED PAYOUT %
ESG	SAFETY	Critical Control Verifications/Month	10%	<10	10-11	12-15	>16		188%	19%
		Fatigue Action Plan	10%	Gap assessment not complete	Gap assessment complete	Fatigue action plan developed; 3 wellbeing risks action plans completed; No fatigue related SPEs	% completion of fatigue action plan closure; no fatigue-related SPEs		193%	19%
	SUSTAINABILITY: ESG SCORES AND RANKING	SAM S&P CSA results	5%	NA	NA	#1 gold mining; #2 metals and mining	#1 metals and mining	#1 gold mining; #2 metals and mining	100%	5%
		Sustainalytics ESG sector rank	3%	NA	NA	89.0^{th} – 99.9^{th}	100th	92%	100%	3%
		Bloomberg ESG Disclosure score	2%	NA	NA	#2-#5 Rank	#1 Rank	#2	100%	2%
FINANCIAL		CPB Adjusted Free Cash Flow*	20%	<$366M	$366M	$733M	$1,600M	$2,234M	200%	40%
		CPB Adjusted Return on Capital Employed*	5%	0.0%	0.0%	5.0%	10.0%	14.1%	200%	10%
		CPB Adjusted Cash Sustaining Costs per Gold Equivalent Ounce (CSC/GEO)*	25%	<$1,017	$1,017	$950	$884	$1,049	0%	0%
GROWTH		Reserve Additions	10%	<2.3M oz	2.3M oz	3.4M oz	4.6M oz	4.75M oz.	200%	20%
		Resource Additions	10%	<2.2M oz	2.2M oz	3.5M oz	4.4M oz	0.75M oz.	0%	0%
		Company Performance Payout Percentage								**118.1%**

* Non-GAAP compensation measures; for a reconciliation to the nearest GAAP measure, see Annex A.

Individual Performance Measures for Personal Performance Bonus

The remaining 30% of the measures under the 2020 annual incentive program were individual performance measures established by the LDCC early in the year. These measures were designed to align the executive officers' incentives with Newmont's strategic, financial, operating and ESG/health and safety initiatives, and included components specific to the nature of each executive officer's position and area of responsibility. This individual performance component of the executive compensation program is included to provide for a well-rounded assessment of executive performance encompassing leadership and the broad spectrum of responsibilities inherent in senior executive roles, resulting in an improved correlation of pay and performance.

The LDCC evaluated performance with respect to the individual measures by determining an individual performance rating and individual performance achievement percentage. For the CEO, the Board determines the CEO's personal performance bonus based on his performance against the stated objectives for the year. For the other NEOs, the LDCC receives a year-end performance assessment and recommendation from the CEO. NEOs are eligible to receive anywhere between 0% and 200% of target for this portion of the award, based on performance against individual goals.

While no single personal objective is either material to an understanding of Newmont's executive compensation program or dispositive in the LDCC's recommendation to the Board regarding the CEO or decisions regarding the other NEOs with respect to the specific personal bonus payout levels, in determining the awards for 2020, the LDCC considered the accomplishments relative to the objectives set at the beginning of the plan year, as described below for each NEO.

Key accomplishments in 2020 for each of the NEOs relative to their personal objectives are as follows:

Thomas Palmer: In assessing Mr. Palmer's performance against personal objectives and making compensation recommendations to the Board, the LDCC focused on his leadership, including that Mr. Palmer: led Newmont and its employees in responding to the global pandemic beginning with prioritizing the health and safety of our workforce and the communities in which we operate; oversaw and promoted the updating of Newmont's brand, name, and logo based on the historic and transformational transactions that occurred in 2019, and in preparation for the 100-year anniversary in 2021; oversaw the introduction of an industry-leading dividend framework, pursuant to which the Company paid a significant dividend increase in multiple quarters; executed an integrated operating model to allow for the rapid replication and deployment of leading practices consistently around Newmont's global operations; and completed integration activities stemming from the 2019 acquisition of Goldcorp.

Mr. Palmer also led innovation to meet the production guidance, despite as many as 40% of the employees unable to work at varying times due to the COVID-19 pandemic and local restrictions, and navigated external factors to lead Newmont to have excellent safety performance in 2020. He championed efforts to maintain and enhance Newmont's culture, and to advance employee engagement, and inclusion and diversity efforts.

Mr. Palmer oversaw efforts to lead Newmont's leadership position in the area of ESG, which resulted in Newmont's recognition by the Dow Jones Sustainability Index as the industry leader for gold mining companies and the second most transparent reporter in the S&P 500 index.

In terms of value creation, Mr. Palmer was instrumental in the Company's financial performance, including that Newmont: delivered record performance of $4.9 billion of net cash from operating activities of continuing operations; delivered $3.6 billion of Free Cash Flow*; ended 2020 with $5.5 billion consolidated cash and $8.5 billion of liquidity; strengthened the balance sheet with a Net Debt to adjusted EBITDA ratio of 0.2X; introduced industry leading dividend framework; implemented a $1 billion share buyback program; and reported industry-leading reserves of more than 94 million ounces of gold mineral reserves and 65 million ounces of gold equivalent ounces reserves.

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*   Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex A.

Nancy Buese: Ms. Buese furthered Newmont's position of financial strength and flexibility through successful execution of several key objectives in 2020 including optimization of the balance sheet, re-financing $1B of debt at a competitive rate of 2.25%, a $1B share repurchase program, introduction of a revised dividend framework and increased the base of generalist investors. Ms. Buese led highly effective shareholder engagement throughout the year and in particular, responded swiftly to convey our response to COVID-19. Ms. Buese evolved the finance organization in alignment with the integrated operating model, successfully implemented key finance systems, and enhanced critical business processes including business planning.

Robert Atkinson: Mr. Atkinson led the organization to deliver superior operational and safety performance in 2020, despite significant headwinds from COVID-19. Through safe ramp-down and ramp-up of certain operational sites, Newmont met full-year guidance and produced 5.9M oz of gold and over 1 million attributable gold equivalent ounces. These operational achievements included significant advancements in productivity at Éléonore, Peñasquito, Ahafo and Boddington. Under Mr. Atkinson's leadership, 2020 was a record year for safety performance driven by executing more than 70,000 Critical Control Verifications, reducing Significant Potential Events (SPE) to one-third of the prior year's incident level, and leading a strong emphasis on mental and physical health and wellbeing. Mr. Atkinson's achievements spanned the organization and included the successful and sustainable resolution of concerns with the Cedros community at Peñasquito, visible sponsorship of the Company's integrated operating model and a focused effort on developing future Newmont leaders.

Randy Engel: Mr. Engel guided the organization on various strategic initiatives from COVID-19 pandemic scenario plans to long-term strategic options. Key achievements included optimization of the portfolio through divestitures at KCGM, Red Lake, Continental and TMAC Resources, as well as establishing various strategic alliances for exploration development and merger and acquisition opportunities. Additionally, Mr. Engel played a key role in the design of the capital allocation framework and the revised dividend framework, and contributed to successful investor engagement activities.

Stephen Gottesfeld: Mr. Gottesfeld led significant work to further establish Newmont's superior ESG reputation. Under Mr. Gottesfeld' s leadership, the organization established an industry-leading climate change strategy, achieved all public ESG targets and established gold-industry leading 2030 and 2050 greenhouse gas emission reduction targets and goals. From an external relations perspective, Mr. Gottesfeld has operated as an effective spokesperson for the Company, resolving disputes with the Cedros community near the Peñasquito Mine and establishing effective relationships with key external stakeholders in Mexico. 2020 represented Mr. Gottesfeld's first full year in the role of EVP and Chief Sustainability & External Affairs Officer and included a significant focus on improvements across the function, and refocusing and re-aligning priorities while simultaneously creating and improving systems.

Annual Incentive Program Target Opportunities

The LDCC determined the 2020 target annual incentive program opportunity available to each NEO by taking the individual's base salary and multiplying it by the individual's target incentive percentage. Among other factors, the target incentive percentages were determined with reference to the peer group company percentages of salary and the proportion of total direct compensation represented by the annual incentive. The CEO's target incentive opportunity was recommended by the LDCC, and approved by the Board.

NEO	2020 TARGET ANNUAL INCENTIVE PLAN OPPORTUNITY AS A % OF BASE SALARY
Thomas Palmer	150%
Nancy Buese	105%
Robert Atkinson	105%
Randy Engel	90%
Stephen Gottesfeld	85%

2020 Company, Personal and Total Bonus Payouts

Payouts for the Company Performance Bonus (which is 70% of the total bonus opportunity), the Personal Performance Bonus (which is 30% of the total bonus opportunity), and the resulting total annual bonus for each NEO are displayed in the table below, along with the percentages achieved for each of the two components, as well as the total percentage achieved.

NEO	TARGET OPPORTUNITY ($)	CORPORATE PERFORMANCE PORTION (70%) ($)	CORPORATE PERFORMANCE ACHIEVEMENT PERCENTAGE %	CORPORATE PERFORMANCE PAYOUT ($)	PERSONAL PERFORMANCE PORTION (30%) ($)	PERSONAL PERFORMANCE ACHIEVEMENT PERCENTAGE %	PERSONAL PERFORMANCE PAYOUT ($)	TOTAL PERFORMANCE ACHIEVEMENT PERCENTAGE %	TOTAL PAYOUT ($)
Thomas Palmer	1,950,000	1,365,000	118.1	1,612,133	585,000	160	936,000	131	2,548,133
Nancy Buese	771,750	540,225	118.1	638,033	231,525	130	300,983	122	939,015
Robert Atkinson	771,750	540,225	118.1	638,033	231,525	190	439,898	140	1,077,930
Randy Engel	607,500	425,250	118.1	502,242	182,250	150	273,375	128	775,617
Stephen Gottesfeld	467,500	327,250	118.1	386,499	140,250	125	175,313	120	561,811

Long-Term Incentive Program

DESCRIPTION	ADDITIONAL DETAIL
▶ Variable equity-based compensation ▶ Performance Stock Units (PSUs) based on relative TSR performance among select industry peers ▶ Restricted Stock Units (RSUs) that are time-based	Designed to motivate and reward executive officers to achieve multi-year strategic goals and to deliver sustained long-term value to stockholders, as well as to attract and retain executive officers

The third component of our executive compensation program, and the largest, is long-term incentives in the form of equity. The long-term incentives create a strong link between performance and payouts, and a strong alignment between the interests of executive officers and the interests of our stockholders. Long-term equity incentives also promote retention because executive officers will only receive value if they remain employed by us over the required term (subject to limited exceptions, *e.g.*, retirement), and such equity incentives foster an ownership culture among our executive officers by making them stockholders with a personal stake in the value they are incentivized to create.

Equity Vehicles and Mix of PSUs and RSUs

In 2020, the LDCC made long-term incentive grants to the NEOs in the form of PSUs (67%) and RSUs (33%).

EQUITY VEHICLE	2020 ALLOCATION	VESTING PERIOD	HOW PAYOUTS ARE DETERMINED	RATIONALE FOR USE
PSUs	67%	3-year cliff	2020-2022 Relative TSR	▶ TSR ties executive officer compensation to stockholder value creation ▶ Relative TSR filters out macroeconomic and other factors that are not within management's control ▶ Promotes long-term focus
RSUs	33%	3 years: 33% per year	Value of stock at vesting	▶ Aligns with stockholders ▶ Promotes retention ▶ Provides value even during periods of stock price or market underperformance

The LDCC has structured the mix of equity vehicles and the relative weight assigned to each type to motivate stock price appreciation and relative outperformance over the long term.

For the PSUs, the performance metric is Relative Total Shareholder Return (TSR). Incorporating Relative TSR ties executive officer compensation to the creation of stockholder value and aligns the interests of executive officers with Newmont and our stockholders. By measuring our stock performance relative to peers, the metric mitigates the impact of macroeconomic factors, both positive and negative, that affect the industry and/or stock price performance and that are beyond the control of management, and it provides rewards that are more directly aligned with performance through different economic cycles. We recognize that within a commodities industry, stock prices are influenced by factors outside of the control of management, such as fluctuations in the price of gold, but believe that Relative TSR and the other metrics used within the executive compensation program smooth out such factors and direct behavior toward goals that drive the creation of stockholder value over time.

The RSUs are complementary because they have upside potential but deliver some value even during periods of stock price or market underperformance, providing a retention incentive and reinforcing an ownership culture and commitment to Newmont.

2020-2022 PSU Grants

The PSUs granted to the NEOs in 2020 represent the opportunity to earn shares based on Newmont's 2020-2022 three-year TSR rank relative to the companies in a TSR peer group.

The TSR peer group includes companies with gold operations, irrespective of company size, because those companies are subject to comparable market factors, such as the price of gold, and they compete with Newmont for investment capital and talent.

The companies in the TSR peer group are:

Agnico Eagle Mines Limited	Kinross Gold Corporation
AngloGold Ashanti Limited	Kirkland Lake Gold Corporation
Barrick Gold Corporation	Newcrest Mining Limited
Gold Fields Limited	Northern Star Resources Limited

The percentile ranks and the corresponding percentage of the PSUs earned are as follows:

CONTINUOUS PERCENTILE RANK:

PERCENT RANK	PEER GROUP RANK	PAYOUT
100%	1	200%
86%	2	175%
71%	3	133%
57%	**4**	**100%**
43%	5	75%
29%	6	50%
14%	7	25%
0%	8	0%

To achieve target payout or above, TSR must rank above the median (top four out of eight).

The payout value is limited to four times the target grant value, and is capped at 100% of target if absolute TSR is negative for the performance period.

Target Opportunities

The LDCC established target long-term incentive opportunities for each of the NEOs in February 2020, considering the following:

▶ the values of, allocations to, and proportion of total compensation represented by, the long-term incentive opportunities at the peer group companies

▶ individual performance and criticality of, and expected future, contributions of the NEO;

▶ time in role, skills, and experience; and

▶ retention considerations.

2020 Grants of PSUs and RSUs for the 2020 to 2022 Performance Period

Having established the mix of equity vehicles, the LDCC determined the aggregate target value of the long-term incentive equity grants and determined the number of PSUs to be granted based on the 25-day average closing stock price, and the number of RSUs to be granted based on the closing stock price on the date of grant. The CEO's PSU and RSU grants were recommended by the LDCC and approved by the Board, and the LDCC approved the grants to the other NEOs.

NEO	TARGET VALUE ($)	PSUs (67%) ($)	PSUs (#)	RSUs (33%) ($)	RSUs (#)
Thomas Palmer	6,300,000	4,200,000	93,854	2,100,000	41,452
Nancy Buese	2,600,000	1,733,333	38,733	866,667	17,107
Robert Atkinson	2,600,000	1,733,333	38,733	866,667	17,107
Randy Engel	2,000,000	1,333,333	29,795	666,667	13,159
Stephen Gottesfeld	1,485,000	990,000	22,122	495,000	9,771

The LDCC intends to make grants of long-term incentive awards annually and might also grant long-term incentive awards when an individual is promoted to a senior executive position to recognize the increase in the scope of his or her role and responsibilities. From time to time, the LDCC might make special awards to recognize major accomplishments, or selective awards in situations involving a leadership transition. The LDCC might also make grants to newly-hired executive officers. In 2020, there were no promotional, special or new hire grants made to the NEOs.

PSU Result for 2018-2020

In 2018, grants of PSUs were made to certain NEOs with performance-based vesting requirements for the three-year performance period of 2018-2020. The number of shares earned was determined based on Newmont's TSR performance relative to the TSR of the companies in a peer group constructed in connection with the 2018 grants. As in 2020, in 2018, the TSR peer group was comprised of companies with large gold mining operations, irrespective of company size, and the payout curve was based on Newmont's ranking within the peer group. (See 2018 proxy statement for full disclosure of program design).

Newmont's TSR increased by 61.73% over the three-year performance period. Newmont ended the period at 7th among the 11 companies remaining in the TSR peer group, resulting in a payout of 88% of the target number of PSUs.

Other Elements of Compensation

Retirement Plans

We offer two tax-qualified retirement plans, the Pension Plan, which is a defined benefit plan, and the Savings Plan, which is a defined contribution plan (401(k) plan). Both of these plans are available to a broad range of our employees, generally including all U.S. domestic salaried employees. Because of the qualified status of the Pension Plan and Savings Plan, the Internal Revenue Code limits the benefits available to highly-compensated employees. As a result, we provide a non-qualified defined benefit plan (Pension Equalization Plan) and a non-qualified savings plan (Savings Equalization Plan) for executive-grade level employees who are subject to the Internal Revenue Code limitations in the qualified plans. The two equalization plans are in place to give executive grade level employees the full benefit intended under the qualified plans by making them whole for benefits otherwise lost as a result of Internal Revenue Code annual compensation limits.

Employee Benefits

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including:

▶ medical, dental and vision benefits;

▶ short-term and long-term disability insurance; and

▶ life and accidental death and dismemberment insurance.

We also provide supplemental short-term disability coverage to our NEOs in addition to the short-term disability coverage provided to our full-time employees generally.

Perquisites

We provide certain perquisites to senior executives, including the NEOs, to enhance their financial security and productivity. Perquisites include optional financial and tax planning services, optional executive health assessment benefits, minimal personal use of administrative assistance and preferred flight status within certain airline programs.

The perquisites are aligned with market practice (we perform regular benchmarking analyses) and we believe are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Details regarding benefits and perquisites specific to each NEO can be found in the footnotes to the 2020 Summary Compensation Table and in the 2020 All Other Compensation Table, found on pages 72-73.

Severance and Change of Control Arrangements

Newmont has severance arrangements in place in order to alleviate executives' concerns that may arise in the event of a separation from service, and to enable employees to focus on their responsibilities with the Company. The LDCC designed these arrangements with reference to competitive market practice.

In October 2011, our Board adopted the Executive Severance Plan of Newmont (the "Severance Plan"). The Severance Plan provides for the payment of certain severance and other benefits to participants. The Severance Plan generally provides for the payment of severance amounts if the NEO's employment is terminated without cause. For terminations not in connection with a change in control, cash severance amounts are 24 months of salary for the CEO and 15 months of salary plus one month of salary per year of service up to 18 for the other NEOs, a pro rata bonus (in accordance with the terms of the annual incentive program), medical benefits for the severance period (not to exceed 18 months) and outplacement services for up to 12 months. Equity awards vest on a pro-rata basis, with PSU pro-rata vesting based on performance through the end of the most recently completed quarter.

The payments and benefits provided under the Severance Plan are contingent upon the affected NEO's execution and non-revocation of a general release of claims and compliance with specified restrictive covenants.

Newmont also maintains a 2008 Executive Change of Control Plan and a 2012 Executive Change of Control Plan. Messrs. Engel and Gottesfeld are eligible for benefits under the 2008 plan and Messrs. Palmer and Atkinson and Ms. Buese are eligible for benefits under the 2012 plan. For "double trigger" terminations without cause or for good reason within two or three years after a change in control, depending on which plan an NEO is covered by, change of control benefit amounts range from two to three times the sum of base salary, highest annual cash bonus in the prior three years and the highest matching contribution under our Savings Plan; medical and life insurance benefits for up to three years and outplacement services for up to 12 months. Participants in the 2008 plan are also entitled to a cash amount equal to the actuarial equivalent of up to three years of additional benefits and credit under the retirement plans. Unvested participants in the Pension Plan vest in their interests in the plan. There are no tax gross ups on any amounts payable in connection with a change in control.

Both the 2013 Stock Incentive Compensation Plan approved by stockholders in 2013 and the 2020 Stock Incentive Compensation Plan approved by stockholders in 2020 incorporate a double-trigger upon change of control for any equity vesting and all equity outstanding only vests upon a double-trigger of change of control and termination of employment.

See "Potential Payments upon a Termination or Change in Control," which describes the payments to which the participating NEOs may be entitled under the Severance Plan and the Change of Control Plans.

V. Additional Compensation Policies and Considerations

Clawback

We have a clawback policy designed to recoup incentive compensation paid to executive officers based on erroneously prepared financial statements or conduct constituting the basis for a termination for cause.

Executive Stock Ownership Guidelines

We believe that Newmont and our stockholders are best served when executive officers manage the business with a long-term perspective. As such, we adopted stock ownership guidelines, as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers and our stockholders, to reinforce executive officers' commitment to us and to demonstrate our commitment to sound corporate governance.

POSITION	MULTIPLE OF BASE SALARY
CEO	6x
Other Executive Officers	3x

Covered executive officers are expected to attain the applicable target ownership within five years of being appointed to their positions. At the last measurement date, all NEOs are in compliance with our stock ownership guidelines or fall within the five-year period to attain the required stock ownership.

Restrictions on Trading Stock

Newmont has adopted a Stock Trading Standard (the "Standard") for its employees, including the executive officers. The Standard prohibits certain employees from trading during specific periods at the end of each quarter until after the Company's public disclosure of financial and operating results for that quarter, unless they have received the approval of the Company's General Counsel. The Company may impose additional restricted trading periods at any time if it believes trading by employees would not be appropriate because of developments at the Company that are, or could be, material. In addition, the Company requires pre-clearance of trades in Company securities for its executive officers, and prohibits buying shares on margin or using shares as collateral for loans. Other than as stated in this paragraph and the stock ownership requirements stated above, the Company does not have a holding period on common stock delivered following the expiration of a restricted stock unit vesting period, or common stock delivered following the exercise of a stock option.

Anti-Hedging and Anti-Pledging Policies

Newmont's Stock Trading Standard prohibits Newmont's directors and executives from (i) engaging in any forms of hedging or short-selling transactions involving our securities, (ii) pledging or margining our securities, or (iii) any other transaction that would directly or indirectly reduce the risk of holding Company securities, however acquired. Our Standard provides that to the extent legally permissible, specific exceptions with respect to the prohibition on pledges may be granted on a case-by-case basis at the discretion of the Company's Executive Vice President and General Counsel or Vice President, Associate General Counsel and Corporate Secretary. No exceptions have been requested.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of PSUs and RSUs under our equity incentive award plans are accounted for under ASC Topic 718. The LDCC regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, the LDCC may revise certain programs to appropriately align accounting expenses of equity awards with the overall executive compensation philosophy and objectives.

REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Leadership Development and Compensation Committee of the Board of Directors (the "LDCC") is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries, and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The LDCC has adopted a Charter that describes its responsibilities in detail, and the LDCC and Board review and assess the adequacy of the Charter on a regular basis. The LDCC has the responsibility of taking the leadership role with respect to the Board's responsibilities relating to compensation of the Company's key employees, including the Chief Executive Officer, the Chief Financial Officer and the other executive officers. Additional information about the LDCC's role in corporate governance can be found in the LDCC's Charter, available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/.

The LDCC has reviewed and discussed with management the Company's Compensation Discussion and Analysis section of this Proxy Statement. Based on such review and discussions, the LDCC has recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

Submitted by the following members of the LDCC of the Board of Directors:

Veronica M. Hagen, Chair
Maura Clark
Noreen Doyle
Julio Quintana
Susan Story



2020 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Thomas Palmer[7] President and Chief Executive Officer	2020	$1,200,412	$ 0	$7,659,869	$ 0	$2,548,133	$ 602,107	$191,764	$12,202,285
	2019	$ 917,857	$ 0	$4,600,310	$ 0	$1,398,281	$ 382,357	$ 33,399	$ 7,332,203
	2018	$ 779,464	$ 0	$2,908,544	$ 0	$1,016,518	$ 224,922	$ 55,165	$ 4,984,613
Nancy Buese Executive Vice President and Chief Financial Officer	2020	$ 735,000	$ 0	$3,161,184	$ 0	$ 939,015	$ 328,899	$ 17,100	$ 5,181,198
	2019	$ 730,934	$ 0	$2,878,061	$ 0	$ 925,143	$ 271,783	$ 16,800	$ 4,822,721
	2018	$ 706,978	$ 0	$2,683,347	$ 0	$ 857,140	$ 151,961	$ 16,500	$ 4,415,926
Robert Atkinson Executive Vice President and Chief Operating Officer	2020	$ 735,000	$ 0	$3,161,184	$ 0	$1,077,930	$ 237,539	$ 72,520	$ 5,284,173
	2019	$ 399,808	$500,000	$3,249,950	$ 0	$ 424,290	$ 84,223	$257,784	$ 4,916,055
Mr. Atkinson joined Newmont in 2019									
Randy Engel Executive Vice President, Strategic Development	2020	$ 669,780	$ 0	$2,431,691	$ 0	$ 775,617	$1,445,164	$ 49,878	$ 5,372,130
	2019	$ 650,000	$ 0	$2,242,631	$ 0	$ 740,435	$2,184,833	$ 46,062	$ 5,863,961
	2018	$ 645,989	$ 0	$2,090,904	$ 0	$ 696,157	$ 0	$ 28,728	$ 3,461,778
Stephen Gottesfeld Executive Vice President, Chief Sustainability and External Affairs Officer	2020	$ 550,000	$ 0	$1,805,506	$ 0	$ 561,811	$ 952,692	$ 65,359	$ 3,935,368
	2019	$ 550,000	$ 0	$1,707,831	$ 0	$ 556,652	$1,215,758	$ 58,361	$ 4,088,602
	2018	$ 545,989	$ 0	$1,592,307	$ 0	$ 548,741	$ 0	$ 12,228	$ 2,699,265

[1] Represents salary paid during 2020.

[2] No discretionary supplemental bonuses were paid for 2020. For 2019, amount shown for Mr. Atkinson represents a component in consideration of compensation forfeited from a prior employer as a result of joining Newmont. Mr. Atkinson's 2019 bonus contains a repayment provision should he voluntarily terminate employment with Newmont within two years of his employment date.

[3] Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). The Company's 2013 Stock Incentive Compensation Plan defines fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the 2018, 2019 and 2020 restricted stock unit grants. For the 2020 restricted stock unit grants, the fair market value on the date of grant, February 24, 2020, was $50.66. For the 2019 restricted stock unit grants, the fair market value on the date of the grant, February 25, 2019, was $35.97, and for Mr. Atkinson, the fair market value for the July 26, 2019 awards was $37.54. For the 2018 restricted stock unit grants, the fair market value on the date of the grant, February 26, 2018, was $39.01. Pursuant to ASC 718, the aggregate grant date fair value of Performance Stock Units ("PSU") is determined by multiplying the target number of shares by a Monte Carlo calculation model, further described below, which determined a grant date fair value of the 2020-2022 (payout 2023) Performance Stock Units of $59.24 per share (116.94% of the stock price on the date of grant) for each participating Named Executive Officer. For 2019-2021 (payout 2022) Performance Stock Units of $41.14 per share (114.4% of the stock price on the date of grant) for each participating Named Executive Officer. For 2018-2020 Performance Stock Units (payout 2021, reflected in 2018), the aggregate grant date fair value of Performance Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation model value of $43.14 per share (110.6% of the stock price on the date of grant) for each participating Named Executive Officer. The maximum value of the Performance Stock Units is 200% of target.

(4) Amounts shown represent Company Performance Bonuses and the Personal Bonuses paid in cash. The executives received bonuses as follows: Mr. Palmer company $1,612,133 and personal $936,000; Ms. Buese company $638,033 and personal $300,983; Mr. Atkinson company $638,033 and personal $439,898; Mr. Engel company $502,242 and personal $273,375; Mr. Gottesfeld company $386,499 and personal $175,313.

(5) Amounts shown represent the increase in the actuarial present value under the Company's qualified and non-qualified defined benefit pension plans. The PEP interest rate is based upon the PBGC interest rate. At December 31, 2020, the PBGC lump sum interest rate was 0.0%; at December 31, 2019, the PBGC lump sum interest rate was 0.25%; and at December 31, 2018, the PBGC lump sum interest rate was 1.5%. At December 31, 2020, the FASB rate was 2.74%; at December 31, 2019, the FASB rate was 3.49%; and at December 31, 2018, the FASB rate was 4.4%.

(6) Amounts shown are described in the All Other Compensation Table.

Refer to the Compensation Discussion and Analysis section of this Proxy Statement for a description of the components of compensation, along with a description of all material terms and conditions of each component.

(7) Mr. Palmer served as Executive Vice President and Chief Operating Officer from 2016 to 2018. In 2019, as part of the Chief Executive Officer transition that occurred in late 2019, Mr. Palmer first was appointed President in June 2019 when Mr. Atkinson joined Newmont and assumed the role of Chief Operating Officer. Mr. Palmer then was appointed President and Chief Executive Officer in October 2019 when Mr. Goldberg transitioned out of the role. 2020 is the first full year in which Mr. Palmer has served as Newmont's President and Chief Executive Officer.

Description of Monte Carlo calculation Model: The fair value of performance leverage stock units ("PSUs") is determined using a Monte Carlo simulation model that uses the assumptions: (i) expected volatility based on historical price volatility of Newmont and the designated peer group; (ii) expected risk-free interest rate based on the U.S. Treasury rates as of the grant date; and (iii) expected term. The following table provides the specific inputs that were used in the simulation. Stock-based compensation expense related to all awards, including awards with a market or performance condition that cliff vest, is generally recognized ratably over the requisite service period of the award on a straight-line basis. The Company recognizes forfeitures as they occur. The Company's estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, employee retirement eligibility dates, the Company's performance and related tax impacts.

INPUT	2020	2019	2018
Expected Volatility	24.71%	33.50%	40.20%
Expected Risk-Free Interest Rate	1.21%	2.46%	2.36%
Expected Term (years)	2.98	3	3

2020 All Other Compensation Table

NAME	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS[1] ($)	CHANGE IN VALUE OF POST-RETIREMENT MEDICAL AND LIFE INSURANCE[2] ($)	PERQUISITES[3] ($)	RELOCATION REIMBURSEMENT AND TAX GROSS-UPS[4] ($)	TERMINATION PAYMENTS[5] ($)	TOTAL ($)
Thomas Palmer	$17,100	$ 0	$111,659	$63,005	$0	$191,764
Nancy Buese	$17,100	$ 0	$ 0	$ 0	$0	$ 17,100
Rob Atkinson	$17,100	$ 0	$ 54,648	$ 772	$0	$ 72,520
Randy Engel	$17,100	$19,619	$ 13,159	$ 0	$0	$ 49,878
Stephen Gottesfeld	$17,100	$35,100	$ 13,159	$ 0	$0	$ 65,359

(1) Under the Company's defined contribution plan, the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary contribution to the Savings Plan annually with a maximum match of $17,100.

(2) Messrs. Engel and Gottesfeld are eligible for retiree medical and life insurance benefits, having been employed before January 1, 2003. Mr. Palmer, Ms. Buese, and Mr. Atkinson are not eligible.

(3) For Mr. Palmer and Mr. Atkinson, includes tax preparation assistance due to tax obligations in multiple countries of $106,056 and $38,031, respectively. The Company provides the named executive officers with the opportunity to obtain financial advisory services up to a value of $17,988, paid by the Company and executive health assessment benefits with a maximum value of approximately $2,600. These amounts are not grossed up for taxes and any executive electing to obtain the services is responsible for the personal tax liability associated with the imputed income for the benefit. For Mr. Palmer, consists of $2,600 for the executive health assessment. For Mr. Atkinson, consists of $13,159 for financial advisory services. For Mr. Engel, consists of $13,159 for financial advisory services. For Mr. Palmer and Mr. Atkinson, includes personal use of administrative support. For Mr. Gottesfeld, consists of $13,159 for financial advisory services. We also provide preferred flight status within certain airline programs for our NEOs and other executives.

(4) For Mr. Palmer and Mr. Atkinson, the tax gross-ups were in connection with social security taxes paid by the Company.

2020 Grants of Plan-Based Awards Table

	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			FMV ON GRANT DATE	ALL OTHER STOCK AWARDS NUMBER OF SHARES OF STOCK OR UNITS (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[3] ($)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)			
Thomas Palmer										
2020 STIP (Company & Personal Objectives Bonus)		$273,000	$1,950,000	$3,900,000						
2020 PSU (payable 2023)	2/24/2020				0	93,854	187,708	$59.24		$5,559,911
2020 RSU	2/24/2020								41,452	$2,099,958
Nancy Buese										
2020 STIP (Company & Personal Objectives Bonus)		$108,045	$771,750	$1,543,500						
2020 PSU (payable 2023)	2/24/2020				0	38,733	77,466	$59.24		$2,294,543
2020 RSU	2/24/2020								17,107	$866,641
Robert Atkinson										
2020 STIP (Company & Personal Objectives Bonus)		$108,045	$771,750	$1,543,500						
2020 PSU (payable 2023)	2/24/2020				0	38,733	77,466	$59.24		$2,294,543
2020 RSU	2/24/2020								17,107	$866,641
Randy Engel										
2020 STIP (Company & Personal Objectives Bonus)		$85,050	$607,500	$1,215,000						
2020 PSU (payable 2023)	2/24/2020				0	29,795	59,590	$59.24		$1,765,056
2020 RSU	2/24/2020								13,159	$666,635
Stephen Gottesfeld										
2020 STIP (Company & Personal Objectives Bonus)		$65,450	$467,500	$935,000						
2020 PSU (payable 2023)	2/24/2020				0	22,122	44,244	$59.24		$1,310,507
2020 RSU	2/24/2020								9,771	$494,999

[1] Amounts shown represent threshold, target and maximum amounts for 2020 Company and Personal Bonuses. The Company Performance Bonus has a threshold of 20% payout, with the potential to have a zero payout, and the Personal Bonus has no threshold. The Leadership Development and Compensation Committee established the target for company metrics and personal objectives in 2020. Payments of Company Performance & Personal Bonuses for 2020 performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Refer to the CD&A for a description of the criteria for payment of Company Performance & Personal Bonuses.

[2] Amounts shown represent the threshold, target and maximum number of shares of the Performance Stock Unit bonuses potentially awardable for the targets set in 2020, which will pay out in 2023. See the Compensation Discussion and Analysis for a description of these awards and the rationale.

[3] Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). For the restricted stock units, the grant date fair value is the target number of shares granted multiplied by the fair market value on the date of grant. The Company's 2013 Stock Incentive Plan defines fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the restricted stock units. The fair market value on the date of grant, February 24, 2020, was $50.66, and the grant values are shown in the Stock Awards column of the Summary Compensation Table. The restricted stock unit awards vest pro-ratably over three years. See the Compensation Discussion and Analysis for a description of this award and the rationale. Pursuant to ASC 718, the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo grant date fair value $59.24 for the 2020-2023 (payout 2023) Performance Stock Unit grant, and such amounts are shown in the Stock Awards column of the Summary Compensation Table.

2020 Outstanding Equity Awards at Fiscal Year-End Table

	OPTION AWARDS					STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS[1] (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION GRANT DATE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[2]
Thomas Palmer						7,726[4]	$ 462,710		
						24,712[5]	$1,480,002		
						41,452[6]	$2,482,560		
2018-2021 PSU (payout 2021)								92,924	$ 5,565,218
2019-2022 PSU (payout 2022)								158,824	$ 9,511,969
2020-2023 PSU (payout 2023)								187,708	$11,241,832
Nancy Buese						7,128[4]	$ 426,896		
						15,460[5]	$ 925,899		
						17,107[6]	$1,024,538		
2018-2021 PSU (payout 2021)								85,730	$ 5,134,370
2019-2022 PSU (payout 2022)								99,364	$ 5,950,910
2020-2023 PSU (payout 2023)								77,466	$ 4,639,439
Robert Atkinson						13,319[8]	$ 797,675		
						44,397[8]	$2,658,936		
						17,107[6]	$1,024,538		
2020-2023 PSU (payout 2023)								77,466	$ 4,639,439
Randy Engel						60,520[7]	$3,624,543		
						5,554[4]	$ 332,629		
						12,047[5]	$ 721,495		
						13,159[6]	$ 788,093		
2018-2021 PSU (payout 2021)								66,802	$ 4,000,772
2019-2022 PSU (payout 2022)								77,426	$ 4,637,043
2020-2023 PSU (payout 2023)								59,590	$ 3,568,845

NAME	OPTION AWARDS					STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS[1] (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE	OPTION GRANT DATE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[2]
Stephen Gottesfeld						40,346[7]	$2,416,322		
						4,230[4]	$ 253,335		
						9,174[5]	$ 549,431		
						9,771[6]	$ 585,185		
	13,240		$ 58.685	4/25/11	4/25/21				
2018-2021 PSU (payout 2021)								50,872	$ 3,046,724
2019-2022 PSU (payout 2022)								58,962	$ 3,531,234
2020-2023 PSU (payout 2023)								44,244	$ 2,649,773

[1] From 2006 to 2011 stock options were granted one time per year. Stock options were granted two times per year prior to 2006. The Company did not grant stock options in 2012 or thereafter.

[2] Assumes stock price of $59.89, the closing price on December 31, 2020.

[3] Maximum number of Performance Stock Unit bonuses are shown for all outstanding targets for which performance and grant are not yet determined, which are described in the Compensation Discussion and Analysis. The maximum achievable amount of Performance Stock Unit bonuses is 200% of target.

[4] Vesting date is February 26, 2021.

[5] Vesting dates are February 25, 2021 and 2022.

[6] Vesting dates are February 24, 2021, 2022 and 2023.

[7] Vesting date is February 22, 2021.

[8] Vesting dates are July 26, 2021 and 2022.

2020 Option Exercises and Stock Vested Table

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Thomas Palmer	—	—	84,758	$4,122,401
Nancy Buese	—	—	73,068	$3,549,068
Robert Atkinson	—	—	28,857	$1,996,904
Randy Engel	67,982	$ 556,934	60,429	$2,934,213
Stephen Gottesfeld	10,494	$ 97,647	45,256	$2,197,664

2020 Pension Benefits Table[1]

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Thomas Palmer	Pension Plan	4.667	$ 174,560	—
	Pension Equalization Plan	4.667	$1,369,826	—
Nancy Buese	Pension Plan	4.250	$ 161,990	—
	Pension Equalization Plan	4.250	$ 836,388	—
Rob Atkinson	Pension Plan	1.583	$ 68,580	—
	Pension Equalization Plan	1.583	$ 253,182	—
Randy Engel	Pension Plan	27.000	$1,798,650	—
	Pension Equalization Plan	27.000	$9,506,071	—
Stephen Gottesfeld	Pension Plan	23.833	$1,406,102	—
	Pension Equalization Plan	23.833	$4,607,409	—

[1] All calculations in the 2020 Pension Benefits Table were calculated using target Company Performance Bonus and target Personal Bonus for 2020.

The Company provides two tax-qualified retirement plans, a Pension Plan and a Savings Plan (401(k) plan). In addition, the Company offers a non-qualified pension plan (the "Pension Equalization Plan"), and non-qualified savings plan (the "Savings Equalization Plan") for executive grade level employees.

Pension Plan

Mr. Palmer, Ms. Buese, and Messrs. Atkinson, Engel and Gottesfeld are participants in the qualified Pension Plan. The Pension Plan is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The plan provides for post-retirement payments determined by a formula based upon age, years of service and pension-eligible earnings for employees hired before January 1, 2007, called the final average pay calculation, up to July 2014. For employees hired after January 1, 2007, and for all participants accruing benefits beginning July 2014 including those formerly in the final average pay pension plan, the plan provides for post-retirement payments determined by a formula based upon years of service.

Final Average Pay Calculation

As of July 2014, all employees accrue pension benefits in the stable value pension. However, those employees hired before January 1, 2007, retain previously accrued benefits in the final average pay pension. Effective January 1, 2020, participants with a final average pay pension benefit can receive their benefit in either an annuity or a lump sum. Age 62 is the normal retirement age under the Pension Plan for final average pay calculation, meaning the age upon which the employee may terminate employment and collect unreduced benefits. If a Pension Plan participant terminates employment prior to age 62, but has a vested benefit by having acquired 5 years of service with the Company, the participant can collect reduced benefits immediately. The formula based upon age and years of service for benefits provides a strong incentive for Company employees to remain employed with the Company, even in times of high demand in the employment marketplace.

According to the Pension Plan, at the normal retirement age of 62, the Company calculates the monthly pension benefit amount through the following formula:

1.75% of the average monthly salary	-	1.25% of the participant's primary Social Security benefit	x	the participant's years of credited service	=	Monthly Pension Benefit

To determine the average monthly salary, the Company calculates the highest average from 5 consecutive prior years of employment within the last 10 years of employment of regular pay, vacation pay, cash bonus and a change of control payment, if applicable. Severance payments are not included as pensionable earnings. Salary does not include stock based compensation, foreign assignment premiums, signing bonuses, fringe benefits, payments from non-qualified plans or indemnity benefit payments. In the event a vested participant dies prior to the commencement of benefit payments, the participant's legal spouse receives survivor benefits which are calculated based upon the pension benefit that the participant would have received upon retirement the day prior to death with an additional reduction factor applied. If the participant does not have a legal spouse, there is no benefit paid.

In the event of early retirement, meaning after reaching the age of 55 and at least 10 years of service, a participant is eligible to collect a monthly pension benefit upon retirement using the formula above with the following reductions:

Early Retirement Reductions

AGE AT TERMINATION	YEARS OF SERVICE	REDUCTION
60	At least 10	Lesser of 1/3 of 1% for each month of service less than 30 years of service (4% per year) or 1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
At least 55	At least 5 but less than 10	Actuarial reduction
	At least 10 but less than 30	1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
	At least 30	No reduction — payable at age 55
Under 55	At least 5 but less than 10	Actuarial reduction
	At least 10 but less than 30	1/2 of 1% for each month by which the date of benefit commencement precedes age 62 (6% per year) payable following termination and attainment of age 55
	At least 30	No reduction — payable at age 55

Change of Control Early Retirement

AGE	YEARS OF SERVICE	REDUCTION
48 at time of change of control	At least 10	Lower reduction of 2% for each year by which termination precedes age 62, or applicable reduction above

Stable Value Calculation

For the stable value pension, benefits are determined as follows:

FULL YEARS OF SERVICES COMPLETED BY THE END OF THE PLAN YEAR	PERCENTAGE OF SALARY UP TO AND INCLUDING SOCIAL SECURITY WAGE BASE	PERCENT OF SALARY OVER THE SOCIAL SECURITY WAGE BASE
0-9	13%	21%
10-19	15%	23%
20+	17%	25%

The stable value benefit, as of a given date, is the sum of all of the amounts accrued for each year of service. Salary in the stable value pension is defined the same as in the final average pay pension. Normal retirement age under the stable value pension is 65 and the vesting period is 5 years. If a stable value participant has 5 years of service and separates employment with Newmont prior to age 65, the participant is entitled to a reduced benefit. Under the stable value pension, participants may take their benefit in lump sum or an annuity.

Messrs. Engel and Gottesfeld have vested benefits under the final average pay (for service prior to July 2014) and the stable value (for service after July 2014) pensions by virtue of five or more years of service. Mr. Palmer, Ms. Buese, and Mr. Atkinson participate in the stable value calculation of the Pension Plan of Newmont based upon their dates of hire. Mr. Palmer has vested benefits under the stable value pension by virtue of five or more years of service. Ms. Buese and Mr. Atkinson do not have vested benefits under the Pension Plan, as they do not have five years of service with the Company.

The Pension Plan contains a cap on eligible earnings as required by the Internal Revenue Code as well as a cap on benefits as required by section 415 of the Internal Revenue Code. This cap limits the pension benefits that executive-grade employees of the Company can receive under the Pension Plan.

Pension Equalization Plan

The Pension Equalization Plan provides for an actuarially determined present value cash lump sum amount upon retirement, or upon termination after 5 years of service with the Company. The Company determines the lump sum amount by calculating a full pension benefit under the Pension Plan, utilizing the definition of Salary from the Pension Equalization Plan, and subtracting the actual benefit owed under the Pension Plan that is subject to the cap in benefits.

If a participant dies while employed with the Company, or after retirement but before receipt of benefits under the Pension Equalization Plan, and the participant was entitled to benefits under the Pension Plan, the participant's legal spouse receives survivor benefits which are calculated based upon the full Pension Equalization benefit minus the Pension Plan benefit amount. If the Company terminates a participant for cause, the participant forfeits all benefits under the Pension Equalization Plan.

Pension Calculation Assumptions

For final average pay benefits, the qualified pension present value uses a discount rate at December 31, 2020, of 2.74% and FASB mortality. The final average pay pension equalization value uses a pension equalization plan lump sum rate of 0.00% as of December 31, 2020, and mortality as defined in the Pension Equalization Plan to determine the lump sum payable at an executive's earliest unreduced retirement age. For stable value benefits, from the qualified plan and the pension equalization plan are defined as a lump sum at age 65, the age at which the stable value benefits are unreduced. All of the benefits shown are also discounted from the earliest unreduced retirement age to current age using the FASB rate of 2.70%.

2020 Nonqualified Deferred Compensation Table

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR ($)	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR ($)	AGGREGATE EARNINGS IN LAST FISCAL YEAR ($)	AGGREGATE WITHDRAWALS / DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FISCAL YEAR-END ($)
Thomas Palmer	—	—	—	—	—
Nancy Buese	—	—	$ 9,000	—	$ 57,278
Rob Atkinson	—	—	—	—	—
Randy Engel	—	—	—	—	—
Stephen Gottesfeld	—	—	$ 6,277	—	$ 50,527

Amounts shown in the table above are part of the Company's Savings Equalization Plan. The Company maintains a Savings Plan and a Savings Equalization Plan for eligible employees.

Savings Plan

The Savings Plan is the Company's defined contribution plan that is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The Savings Plan provides that eligible employees may contribute before-tax or after-tax compensation to a plan account for retirement savings. Under the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary (with a maximum of $285,000 in salary and a maximum match of $17,100) contribution to the Savings Plan annually. The Company contribution vests as follows:

Savings Plan Vesting Schedule

YEARS OF SERVICE	PERCENTAGE OF COMPANY CONTRIBUTION VESTED
Less than 1 year	0
1 year	20
2 years	40
3 years	60
4 or more years	100

In the event of death, disability, retirement, change of control (same definition as Executive Change of Control Plan explained in the Potential Payments Upon Termination or Change of Control section below) or termination of the Savings Plan, a participant is fully vested in the Company contribution component of the Savings Plan. In accordance with the Internal Revenue Code, the Savings Plan limits the before-tax and after-tax contributions that highly compensated participants may make to the Savings Plan.

Savings Equalization Plan

The Savings Equalization Plan allows eligible participants the opportunity to defer up to 100% of compensation (minus before-tax contributions under the Savings Plan) beyond the Internal Revenue Code limitations set forth in the Savings Plan on a pre-tax basis. The Savings Equalization Plan is a non-qualified deferred compensation plan. To participate in the Savings Equalization Plan, an employee must be executive grade or a legacy participant and be eligible to participate in the Savings Plan of Newmont. The purpose of the Savings Equalization Plan is to allow executive grade level employees a way to defer additional compensation for post-employment savings purposes beyond the limits set forth in the Savings Plan. A participant's deferred compensation is contributed at the direction of the participant to various hypothetical investment alternatives. Such investments are selected by a committee of Company representatives, with the advice of professional investment managers.

Upon distribution of Savings Equalization Plan accounts, the participant receives a cash amount equal to the value of the contributions if such contributions had been invested in such hypothetical investments, as of the applicable valuation date. A participant receives distribution of Savings Equalization amounts in lump-sum form, or at a preselected distribution date in the future according to the provisions of the plan and 409A.

In early 2010, the Company established a trust for participants' account balances in the Savings Equalization Plan and the Company funds the participant account balances in the trust. The assets held in this trust may be subject to claims of the Company's creditors in the event the Company files for bankruptcy.

Potential Payments Upon Termination or Change of Control

Terms of Plans

See the Compensation Discussion and Analysis section and the text following the tables for a description of the material terms, conditions and assumptions for any of the Company's benefit plans.

Retirement Benefits

Messrs. Palmer, Engel, and Gottesfeld have vested benefits under the Pension Plan and Pension Equalization Plan. Ms. Buese and Mr. Atkinson have not yet vested in the Pension Plan or the Pension Equalization Plan as they have not attained 5 years of service. See the Pension Benefits Table for the present value of benefits under these plans.

For RSU and PSU equity grants, retirement is defined as at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service. If an individual meets this definition of retirement: 1) PSUs shall pro-rata vest based on actual performance (using the most recent fiscal quarter-end performance); 2) RSUs that have not yet met the first anniversary of grant shall pro-rata vest; and 3) RSUs beyond the first anniversary of grant shall continue to vest post-retirement on the original vesting schedule.

Voluntary Termination

The Named Executive Officers would receive no payments or other benefits upon voluntary termination, except for vested benefits under the Pension Plan and Pension Equalization Plan. See the Pension Benefits Table for the present value of benefits under these plans.

Termination Not for Cause

On October 25, 2011, the Board of Directors and the Compensation Committee of the Board adopted an Executive Severance Plan applicable to the Senior Director and above levels of the Company. Under the Executive Severance Plan, any eligible employee who is subject to involuntary termination of employment for any reason other than cause is entitled to severance benefits. Cause is defined as engagement in illegal conduct or gross negligence, or willful misconduct or any dishonest or fraudulent activity, breach of any contract, agreement or representation with the Company, or violation of Newmont's Code of Conduct. Severance benefits consist of: 1) a fixed number of months of base salary; 2) pro-rated actual bonus (this benefit is contained in the bonus plan); 3) medical benefits for the severance period, not to exceed 18 months; and 4) outplacement services for up to 12 months. The range of fixed number of months of base salary for the Named Executive Officers is 24 months of salary for Mr. Palmer, and 15 months of salary + 1 month of salary for every year of service up to a maximum of 18 months of salary for Ms. Buese, Mr. Atkinson, and Messrs. Engel and Gottesfeld. For equity grants in the case of separation of employment under the Executive Severance Plan, there shall be a pro-rata percent acceleration of restricted stock units that have already been granted. For Performance Stock Unit bonus, there shall be a pro-rata payout based upon the most recent calculation of the performance against the metrics. The calculations below in the termination tables utilize the target payout for Performance Stock Unit bonuses.

Termination for Cause

No additional benefits are payable in any case of termination for cause. The Company's plans generally define cause as stated above.

Change of Control

Acceleration of any equity grant requires a double-trigger of a change of control and a termination of employment. The cash bonus plan provides for payment of target pro-rata Company Performance Bonus and Personal Bonus upon a change of control. The final average pay Pension Plan (applicable to Messrs. Engel and Gottesfeld) provides a retirement option at age 48 with 10 years of service and a lesser reduction factor in benefits, compared to circumstances not involving a change of control. Additionally, the Savings Plan provides for immediate vesting of the Company matching contributions which is capped at a total of $17,100 per year.

The Company's Executive Change of Control Plan applies to Senior Director level employees and above, including the Named Executive Officers, in the event of a change of control, which is generally defined as:

1. The acquisition of beneficial ownership of 20% or more of either (a) the then outstanding shares of the Company; or (b) the combined voting power of the then outstanding shares of the Company entitled to vote generally in the Election of Directors (but not an acquisition by a Company entity or Company benefit plan); or

2. The individuals constituting the Company's Board of Directors on January 1, 2008 (for 2008 Executive Change of Control Plan) and January 1, 2012 (for 2012 Executive Change of Control Plan), cease to constitute at least a majority of the Board, with certain exceptions allowing the Board the ability to vote in new members by a majority; or

3. Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another corporation. The acquisition of assets of another corporation does not constitute a change of control if certain requirements are met to evidence that the Company is the acquiring company and will conduct the business of the combined entity going forward.

Termination After Change of Control

Messrs. Engel and Gottesfeld are subject to the 2008 Executive Change of Control Plan and Mr. Palmer, Ms. Buese, and Mr. Atkinson are subject to the 2012 Executive Change of Control Plan. The plans provide for enhanced benefits in the case of termination following change of control of the Company (within three years for the 2008 plan and within two years for the 2012 plan), in most cases based on salary and bonus payments in previous years.

Executives are eligible for benefits under the change of control plans if terminated within the requisite time period of a change of control or if the executive terminates for good reason within the requisite time period of a change of control. The Change of Control Plans generally define good reason as any of the following without the executive's prior consent: (a) material reduction in salary or bonus compensation from the level immediately preceding the change of control; (b) requiring the executive to relocate his or her principal place of business more than 35 miles (50 miles in the 2012 Executive Change of Control Plan) from the previous principal place of business; (c) failure by the employer to comply with the obligations under the Change of Control Plan; or (d) assigning the executive duties inconsistent with the executive's position immediately prior to such assignment or any action resulting in the diminution of the executive's position, authority, duties or responsibilities.

If an executive is eligible for termination benefits under the Executive Change of Control Plan, the executive is entitled to:

- ▶ pro-rated bonus determined by percentage of the year worked at target level;
- ▶ two times the "annual pay" for most executives and up to three times for individuals specified by the Board. Annual pay is defined as annual salary, annual cash bonus at the highest amount that the executive received in the three years prior to the change of control, and the highest employer matching contribution made to the Savings Plan on behalf of the executive in the three years prior to the change of control;
- ▶ for a three-year period (or the COBRA period for the 2012 Executive Change of Control Plan), health, dental, vision, prescription and life insurance benefits for the executive and his or her family; and
- ▶ outplacement services consistent with the Company's practices during the one-year period prior to the change of control.

For participants in the 2008 Executive Change of Control Plan, the executive is entitled to the following additional benefits:

- ▶ a cash amount equal to the actuarial equivalent of three years of additional benefits under the Pension Plan, Pension Equalization Plan, Savings Equalization Plan and credit for three additional years under these plans for purposes of actuarial calculations.

Messrs. Engel and Gottesfeld participate in the 2008 Executive Change of Control Plan at three times annual pay level as of December 31, 2018. Mr. Palmer, Ms. Buese, and Mr. Atkinson participate in the 2012 Executive Change of Control Plan with Mr. Palmer at three times annual pay level, Ms. Buese at two and one half times annual pay level and Mr. Atkinson at two times annual pay level as of December 31, 2020.

An unvested participant of the pension plan who is separated from employment following a change of control vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

Death

The level of coverage under the basic term life insurance program provides two times final annual base salary for an employee who dies while an active employee, up to a maximum of $1,500,000. Upon the death of one of the Named Executive Officers, payment is made to the beneficiary of record for the group life insurance coverage.

In the event of death during employment an unvested participant of the pension plan who dies while employed vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

Disability

Short-term disability benefits provide for 100% of base pay (salary and bonus) for the initial twelve weeks of disability and 60% of base pay for the remainder of short-term disability for a total period of up to six months. In the event of long-term disability, the Company has an insurance plan that provides a maximum monthly benefit to executives and officers of the Company of $15,000 per month. The maximum benefit period for the long-term disability benefit varies depending upon the age on date of disability. Qualified long-term disability participants also receive continuation of medical coverage for up to 24 months.

Performance Bonuses

All amounts shown for Bonuses include Company Performance Bonuses, Personal Bonuses, Performance Stock Unit bonuses and Restricted Stock Unit bonuses are calculated at target level for 2020 performance.

Accelerated Vesting of Restricted Stock

The amounts shown assume vesting as of December 31, 2020, at a closing price of $59.89. The amounts shown do not include any vested stock awards.

Performance Stock Unit Bonus

The amounts shown for the Performance Stock Unit Bonus in the event of a Change of Control assume target payout and a stock price of $59.89 the December 31, 2020, closing price, because there is no change of control price to determine actual payout, as contemplated by the PSU program.

Restricted Stock Unit Bonus

The amounts shown for the Restricted Stock Unit Bonus in the event of termination following a change of control represent the target bonus granted upon a change of control for the year of the change of control in the form of restricted stock units that are then subject to a vesting period beginning with one-third vesting the following January 1 and the following two-thirds each vesting with the two anniversaries after the initial vesting. The vesting accelerates upon a termination of employment after a change of control. The figures shown represent target payout and a stock price of $59.89, the December 31, 2020, closing price.

Incremental Non-Qualified Pension

The amounts shown as Incremental Non-Qualified Pension are based on three additional years of service credit following termination of employment in the case of change of control for those Named Executive Officers who participate in the 2008 Executive Change of Control Plan. All amounts payable are based upon the same assumptions and plan provisions used in the Summary Compensation Table and Pension Benefits Table, except that the Termination After Change of Control calculation does not include a present value discount.

Health Care Benefits

The value of health care benefits disclosed below is based on the incremental additional cost to the Company for the length of coverage specified in the Long-Term Disability Plan, Executive Severance Plan, or the Executive Change of Control Plans, except that for Change of Control, the amount is determined without any present value discount.

Life Insurance

Life insurance coverage and proceeds are provided under the terms of the Group Life Plan.

280G Tax Gross-Up

The Company does not provide 280G gross ups on any benefits.

The following tables describe the estimated potential payments upon termination or change of control of the Company for the Named Executive Officers. The amounts shown assume that the termination or change of control occurred on December 31, 2020. The actual amounts to be paid can only be determined at the time of such executive's separation from the Company.

Potential Payments on Termination

	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL ($)	TERMINATION AFTER CHANGE OF CONTROL ($)	DEATH ($)	DISABILITY ($)
Thomas Palmer					
Base Benefit	$ 2,600,000	—	—	—	—
Bonus (Company Performance and Personal)	$ 1,950,000	$1,950,000	—	$ 1,950,000	$ 1,950,000
Restricted Stock Unit Bonus	—	—	$ 2,099,983	—	—
Performance Stock Unit Bonus	$ 7,826,844	$7,826,844	$ 5,332,665	$ 7,826,844	$ 7,826,844
Change of Control Payment	—	—	$ 9,750,000	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,736,331	—	$ 4,425,272	$ 4,425,272	$ 4,425,272
Incremental Non-Qualified Pension	—	—	—	—	—
Health Care Benefits and Life Insurance Coverage	$ 79,568	—	$ 77,926	—	—
Life Insurance Proceeds	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,250	—	$ 13,500	—	—
Total	$ 14,199,993	$9,776,844	$21,699,347	$ 15,702,117	$14,202,117
Nancy Buese					
Base Benefit	$ 1,102,500	—	—	—	—
Bonus (Company Performance and Personal)	$ 771,750	$ 771,750	—	$ 771,750	$ 771,750
Restricted Stock Unit Bonus	—	—	$ 866,608	—	—
Performance Stock Unit Bonus	$ 5,324,041	$5,324,041	$ 2,538,318	$ 5,324,041	$ 5,324,041
Change of Control Payment	—	—	$ 3,675,000	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,052,207	—	$ 2,377,334	$ 2,377,334	$ 2,377,334
Incremental Non-Qualified Pension	—	—	$ 70,276	—	—
Health Care Benefits and Life Insurance Coverage	$ 42,263	—	$ 42,263	—	—
Life Insurance Proceeds	—	—	—	$ 1,470,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,250	—	$ 13,500	—	—
Total	$ 8,300,012	$6,095,791	$ 9,583,299	$ 9,943,125	$ 8,473,125

Executive Compensation

	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL ($)	TERMINATION AFTER CHANGE OF CONTROL ($)	DEATH ($)	DISABILITY ($)
Rob Atkinson					
Base Benefit	$ 980,000	—	—	—	—
Bonus (Company Performance and Personal)	$ 771,750	$ 771,750	—	$ 771,750	$ 771,750
Restricted Stock Unit Bonus	—	—	$ 866,608	—	—
Performance Stock Unit Bonus	$ 773,240	$ 773,240	$ 1,546,480	$ 773,240	$ 773,240
Change of Control Payment	—	—	$ 3,675,000	—	—
Accelerated Vesting of Restricted Stock Units	$ 1,055,082	—	$ 4,481,149	$ 4,481,149	$ 4,481,149
Incremental Non-Qualified Pension	—	—	$ 70,276	—	—
Health Care Benefits and Life Insurance Coverage	$ 68,627	—	$ 77,867	—	—
Life Insurance Proceeds	—	—	—	$ 1,470,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,250	—	$ 13,500	—	—
Total	$ 3,655,949	$1,544,990	$10,099,545	$ 7,496,139	$ 6,026,139
Randy Engel					
Base Benefit	$ 1,012,500	—	—	—	—
Bonus (Company Performance and Personal)	$ 607,500	$ 607,500	—	$ 607,500	$ 607,500
Restricted Stock Unit Bonus	—	—	$ 666,636	—	—
Performance Stock Unit Bonus	$ 4,140,795	$4,140,795	$ 1,962,535	$ 4,140,795	$ 4,140,795
Change of Control Payment	—	—	$ 4,251,948	—	—
Accelerated Vesting of Restricted Stock Units	$ 4,344,241	—	$ 5,466,759	$ 5,466,759	$ 5,466,759
Incremental Non-Qualified Pension	—	—	$ 6,233,805	—	—
Health Care Benefits and Life Insurance Coverage	$ 27,476	—	$ 58,390	—	—
Life Insurance Proceeds	—	—	—	$ 1,350,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,250	—	$ 13,500	—	—
Total	$ 10,139,762	$4,748,295	$18,653,573	$ 11,565,054	$10,215,054

	TERMINATION NOT FOR CAUSE ($)	CHANGE OF CONTROL ($)	TERMINATION AFTER CHANGE OF CONTROL ($)	DEATH ($)	DISABILITY ($)
Stephen Gottesfeld					
Base Benefit	$ 825,000	—	—	—	—
Bonus (Company Performance and Personal)	$ 467,500	$ 467,500	—	$ 467,500	$ 467,500
Restricted Stock Unit Bonus	—	—	$ 494,991	—	—
Performance Stock Unit Bonus	$ 3,142,069	$3,142,069	$ 1,471,797	$ 3,142,069	$ 3,142,069
Change of Control Payment	—	—	$ 3,409,479	—	—
Accelerated Vesting of Restricted Stock Units	$ 2,969,226	—	$ 3,804,273	$ 3,804,273	$ 3,804,273
Incremental Non-Qualified Pension	—	—	$ 2,707,783	—	—
Health Care Benefits and Life Insurance Coverage	$ 41,739	—	$ 89,236	—	—
Life Insurance Proceeds	—	—	—	$ 1,100,000	—
Disability Coverage	—	—	—	—	—
Outplacement Services	$ 7,250	—	$ 13,500	—	—
Total	$ 7,452,784	$3,609,569	$11,991,058	$ 8,513,842	$ 7,413,842

Pay Ratio of Chief Executive Officer Compensation to Median Employee Compensation

Newmont has determined that the 2020 annual total compensation of the estimated median compensated employee who was employed as of November 16, 2020, excluding the CEO, was $51,745. For 2020, the annual total compensation for our CEO, Thomas Palmer, as reported in the summary compensation table was $12,202,285. Mr. Palmer's total compensation is two hundred and thirty-six times (or a ratio of 236 to 1) that of the estimated median compensated Newmont employee.[1] This pay ratio is a reasonable estimate calculated in accordance with SEC rules based on our payroll and employment records.

Newmont's compensation practices and programs aim to be fair, equitable, globally compliant, and aligned with Newmont's business objectives. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions, and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

The median employee was selected as of November 16, 2020. Newmont's population at the time of determination consisted of approximately 15,000 employees, including all seasonal and temporary employees employed as of that date. To identify the median compensated employee, we used a consistently applied compensation measure ("CACM"); in our case, defined as base salary excluding overtime and other incentives, which provides a reasonable estimate of compensation received. Salaries were annualized for employees (other than seasonal and temporary employees) starting employment in 2020, but not adjusted for part-time status. Local currency was consistently converted as of November 16, 2020 using the 2020 year-to-date exchange rates. No cost-of-living adjustments were applied. A small group of employees in two geographic locations (less than 0.5% of the total employee population) was excluded for data quality purposes. These employees were in French Guiana (52) and Ethiopia (16). Based on the CACM, a group of employees were identified as the median employee, as they all share a common base salary. To arrive at the median employee for Newmont; actual total compensation of all selected employees was calculated in alignment with the method for calculating NEO total compensation. The resulting median from this population was identified as the 2020 median compensated employee.

[1]   The 2020 median employee's total compensation is lower than the 2019 median employee's total compensation ($83,522), and the resulting pay ratio is higher (compared to the 2019 pay ratio of 109 to 1) because Newmont sold assets in certain jurisdictions (e.g., Canada and Australia) where market compensation is higher than other jurisdictions in which Newmont operates. However, Newmont's compensation approach as described herein remained the same.



PROPOSAL NO. 3 – RATIFY APPOINTMENT OF AUDITORS

Newmont's Audit Committee of the Board of Directors evaluates the selection of independent auditors each year and has selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021. In September 2014, the Company formally engaged EY as its independent registered public accounting firm for the fiscal year ended December 31, 2015. EY has continued to serve as the Company's independent registered public accounting firm since that time.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm retained to audit the Company's consolidated financial statements. In accordance with its commitment to sound corporate governance practices, the Audit Committee reviews whether it is in the Company's best interests to rotate the Company's independent registered public accounting firm ("independent auditor"). In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent auditor, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and its Chair are also directly involved with the selection, review and evaluation of the lead engagement partner and the negotiation of audit fees. The Audit Committee reviews the performance of the independent auditor annually. In conducting its review, the Audit Committee considers, among other things:

- ► the professional qualifications and effectiveness of EY, the lead audit partner and other key engagement partners;
- ► EY's historical and recent performance on the Company's audit, including the extent and quality of EY's communications with the Audit Committee;
- ► an analysis of EY's known legal risks and significant proceedings that may impair its ability to perform the Company's annual audit;
- ► data relating to audit quality and performance, including the most recent Public Company Accounting Oversight Board ("PCAOB") reports on EY and its peer firms;
- ► the appropriateness of EY's fees;
- ► EY's independence policies and its processes for maintaining its independence;
- ► EY's tenure as the Company's independent auditor and its depth of understanding of the Company's global business, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Company, and internal control over financial reporting;
- ► EY's demonstrated professional integrity and objectivity, including through rotation of the lead audit partner and other key engagement partners;
- ► EY's capability, expertise and efficiency in handling the breadth and complexity of the Company's global operations, including of the lead audit partner and other key engagement partners; and
- ► the advisability and potential impact of selecting a different independent public accounting firm.

As a result of its evaluation of EY's qualifications, performance and independence, the Board and the Audit Committee believe that the continued retention of EY to serve as the Company's independent auditor for the year ending December 31, 2021, is in the best interests of the Company and its stockholders. As a matter of good corporate governance, the Board and the Audit Committee submit the selection of the independent auditor to our stockholders for ratification in connection with the 2021 Annual Meeting. If the selection of EY is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its selection of an independent auditor in light of that vote result. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of EY will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

 **FOR**

The Board of Directors unanimously recommends that you vote **FOR** the ratification of EY as Newmont's independent registered public accounting firm for the fiscal year ended December 31, 2021.

Independent Auditors Fees

The following table discloses the fees for professional services provided by Ernst & Young (EY) in each of the last two fiscal years. The audit fees in 2019 included services provided by EY in connection with the Goldcorp acquisition, the Nevada Gold Mines transaction and certain other transactions. The tax fees in 2019 included certain services that were performed at the former Goldcorp entity that were transitioned to other service providers in 2020.

	2020	2019
Audit Fees[1]	$7,348,000	$10,298,500
Audit-Related Fees[2]	$ 177,000	$ 323,539
Tax Fees[3]	$ 120,000	$ 2,186,900
All Other Fees[4]	$ 16,000	$ 12,000
Total[5]	$7,661,000	$12,820,939

[1] Audit Fees were primarily for professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of documents filed with the SEC, consents, comfort letters and financial accounting and reporting consultations.

[2] Audit-Related Fees were primarily for professional services rendered for other attest services, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, and attest services related to financial reporting that are not required by statute or regulation.

[3] Tax Fees were for professional services related to general tax consultation, tax advisory, tax compliance and international tax matters.

[4] All Other Fees were for the use of EY's proprietary research tool.

[5] The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of our independent registered public accounting firm. The Audit Committee carefully reviews the scope of the audit and fees for audit and non-audit services and will continue to do so.

The Audit Committee has established procedures for engagement of the Company's independent registered public accounting firm to perform services other than audit, review and attest services.

In order to safeguard the independence of the Company's independent registered public accounting firm, for each engagement to perform such non-audit service, (a) management and EY affirm to the Audit Committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (b) management describes the reasons for hiring EY to perform the services; and (c) EY affirms to the Audit Committee that it is qualified to perform the services.

The Audit Committee pre-approves and reviews audit and non-audit services performed by EY as well as the fees charged by EY for such services and is provided with quarterly reporting on actual spending. The Audit Committee has delegated to its Chair its authority to pre-approve such services in limited circumstances, and any such pre-approvals are reported to the Audit Committee at its next regular meeting and ratified. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. All services provided by EY in 2020 and 2019 were permissible under applicable laws, rules and regulations and were pre-approved by the Audit Committee in accordance with its procedures. The Audit Committee considered the amount of non-audit services provided by EY in assessing its independence.

For additional information concerning the Audit Committee and its activities with EY, see "Corporate Governance" and "Report of the Audit Committee" in this Proxy Statement.

REPORT OF THE AUDIT COMMITTEE



The Audit Committee of the Board of Directors is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The Audit Committee has adopted a Charter that describes its responsibilities in detail. The Charter is available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/.

The primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics, rests with the management of the Company. The Audit Committee's primary purpose is to oversee the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor's selection, compensation, retention, qualifications, performance, objectivity and independence, the performance of the Company's internal audit function, treasury and finance matters and enterprise risk management, privacy and data security. The Audit Committee reviews the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board have established, and the audit, accounting and financial reporting process. Additional information about the Audit Committee's role in corporate governance can be found in the Audit Committee's Charter.

The Audit Committee has reviewed and discussed with management and EY, the Company's independent auditors, the audited financial statements of the Company for the fiscal year ended December 31, 2020, and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and independent registered public accounting firm's audit of internal control over financial reporting as of December 31, 2020.

The Audit Committee has discussed with EY the matters required to be discussed by the applicable Public Company Accounting Oversight Board ("PCAOB") rules, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Audit Committee has received and reviewed the disclosure and letter required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed EY's independence with them, and considered whether the non-audit services provided by the independent registered public accounting firm to the Company are compatible with maintaining the firm's independence.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan at least once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met regularly with the internal auditors and the independent registered public accounting firm to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the Securities and Exchange Commission.

Submitted by the members of the Audit Committee of the Board of Directors:

Bruce R. Brook, Chair
Maura Clark
René Médori
Susan Story

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.



STOCK OWNERSHIP MATTERS

Stock Ownership of Directors and Executive Officers

As of March 2, 2021, the Directors and executive officers of the Company as a group beneficially owned, in the aggregate, 996,635 shares of the Company's outstanding capital stock, constituting, in the aggregate, less than 1% of the Company's outstanding capital stock.

No Director or executive officer (a) beneficially owned more than 1% of the outstanding shares of the Company's common stock or (b) shares voting power in excess of 1% of the voting power of the outstanding capital stock of the Company. Each Director and executive officer has sole voting power and dispositive power with respect to all shares beneficially owned by them, except as set forth below.

The following table sets forth the beneficial ownership of common stock as of March 2, 2021, held by (a) each then current Director and nominee; (b) the Chief Executive Officer, the Chief Financial Officer and each of the other highly compensated executive officers (the "Named Executive Officers"); and (c) all then current Directors and executive officers as a group. The address for each of the named individuals below is c/o Newmont Corporation, 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA.

NAME OF BENEFICIAL OWNER	COMMON STOCK	RESTRICTED STOCK, RESTRICTED STOCK UNITS AND DIRECTOR STOCK UNITS[1][2]	OPTION SHARES[3]	BENEFICIAL OWNERSHIP TOTAL[5]
Non-Employee Directors				
Patrick G. Awuah Jr.	—	—	—	—
Gregory H. Boyce	—	28,345	—	28,345
Bruce R. Brook	24,933	15,902	—	40,835
Maura Clark	—	2,609	—	2,609
Matthew Coon Come	3,164	6,864	—	10,028
Noreen Doyle	—	53,103	—	53,103
Veronica Hagen	—	53,103	—	53,103
José Manuel Madero	—	—	—	—
René Médori	—	11,192	—	11,192
Jane Nelson	—	40,835	—	40,835
Julio M. Quintana	—	28,345	—	28,345
Susan Story	—	1,485	—	1,485
Named Executive Officers				
Thomas Palmer	200,310	—	—	200,310
Nancy Buese[4]	42,558	—	—	42,558
Robert Atkinson	10,121	—	—	10,121
Randy Engel	227,484	—	—	227,484
Stephen Gottesfeld	101,342	—	13,240	114,582
All Directors and executive officers as a group, including those named above (21 persons)	750,786	232,609	13,240	996,635

[1] For 2020, director stock units ("DSUs") were awarded to all non-employee Directors under Newmont's Stock Incentive Compensation Plans. The DSUs represent the right to receive shares of common stock and are immediately fully vested and non-forfeitable. The holders of DSUs do not have the right to vote the underlying shares; however, the DSUs accrue dividend

equivalents, which are paid at the time the common shares are issued. Upon retirement from the Board of Directors, the holder of DSUs is entitled to receive one share of common stock for each DSU. The amounts noted in this column for non-employee Directors represent DSUs.

(2) Restricted Stock Units ("RSUs") of the Company's common stock granted after April 25, 2013, are awarded under the Company's 2013 Stock Incentive Compensation Plan, and after May 6, 2020, under the Company's 2020 Stock Incentive Compensation Plan. The RSUs do not have voting rights, and are subject to forfeiture risk and other restrictions. The RSUs accrue dividend equivalents, which are paid at the time the units vest and common stock is issued. Includes shares underlying RSUs vesting within 60 days after March 2, 2021. This column does not include RSUs that vest more than 60 days after March 2, 2021.

(3) Includes shares of the Company's common stock that the executive officers have the right to acquire through stock option exercises within 60 days after March 2, 2021.

(4) Ms. Buese's ownership includes 9,856 shares held in the Timothy J. and Nancy K. Buese Revocable Trust.

(5) The "Percentage of Class" data are omitted in the table since every director and officer, and all directors and officers as a group, own less than 1% of the outstanding shares.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities. The share information contained herein is based solely on investor filings with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934.

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF CLASS
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common Stock	93,636,337[1]	11.7%
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	Common Stock	73,357,461[2]	9.13%

(1) As reported on Schedule 13G/A as filed on January 27, 2021, as of December 31, 2020, BlackRock, Inc. and its subsidiaries beneficially owned 93,636,337 shares, had sole voting power of 84,580,664 shares and sole dispositive power of 93,636,337 shares of Newmont common stock.

(2) As reported on Schedule 13G/A as filed on February 10, 2021, as of December 31, 2020, The Vanguard Group and its subsidiaries beneficially owned 73,357,461 shares, had shared voting power of 1,488,429 shares and sole dispositive power of 69,660,949 shares of Newmont common stock.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors and any persons holding more than 10% of our common stock are required to file with the SEC and the NYSE reports of initial ownership of our common stock and changes in ownership of such common stock. Copies of the Section 16 reports filed by our directors and executive officers are required to be furnished to us. Based solely on our review of the copies of the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2020, all of our executive officers and directors complied with the Section 16(a) requirements except that, due to an inadvertent administrative error, a Form 4 was filed on behalf of Mr. Engel one day late on June 15, 2020 to report a sale pursuant to a 10b5-1 trading plan.



GENERAL INFORMATION

This Proxy Statement is furnished to the stockholders of Newmont in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") to be voted at the Company's 2021 Annual Meeting of Stockholders to be held on Wednesday, April 28, 2021 (the "Annual Meeting").

The Annual Meeting is being held for the purposes set forth in the accompanying Notice of 2021 Annual Meeting of Stockholders. The Proxy Statement, proxy card and 2020 Annual Report to Stockholders are being made available to stockholders on or about March 17, 2021.

References in this Proxy Statement to "Newmont," "Newmont Mining," "Newmont Mining Corporation," "Newmont Goldcorp Corporation," "Newmont Goldcorp," "the Company," "the Corporation," or "we" refer to Newmont Corporation.

Stockholders Entitled to Vote

The holders of record of common stock of Newmont, par value $1.60 per share, at the close of business on March 2, 2021, (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, there were 801,106,599 shares outstanding.

Voting Your Shares

Newmont Common Stock. Each share of common stock that you own entitles you to one vote. Your Notice or proxy card shows the number of shares of common stock that you own. You may elect to vote in one of the following methods:



If you received a Notice of Internet Availability of Proxy Materials, you can access our proxy materials and vote online. Instructions to vote online are provided in the Notice.

Online Prior to the Meeting - You may vote by proxy on-line prior to the meeting by visiting www.envisionreports.com/nem and entering the control number found in your Notice of Internet Availability. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

Online During the Annual Meeting - You may also vote online during the Annual Meeting by visiting www.meetingcenter.io/284763746, entering the control number found in your Notice of Internet Availability, and following the on-screen instructions. The password for the meeting is NEM2021. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 2:00 p.m. Mountain Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting please call: 1-888-724-2416 in US & Canada (toll free) or +1-781-575-2748 for all other locations for assistance.



By Telephone - You may vote your shares by calling the telephone number specified on your proxy card. You will need to follow the instructions on your proxy card and the voice prompts. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.



By Mail - If you have received or requested a paper copy of the proxy materials, please date and sign the proxy card and return it promptly in the accompanying envelope. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

Even if you plan on attending the Annual Meeting virtually, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

If you wish to change your vote – You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

▶ **Online Prior to the Annual Meeting** – You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.

▶ **Online During the Annual Meeting** – You may change your vote by attending the Annual Meeting by visiting www.meetingcenter.io/284763746, entering the control number found in your Notice of Internet Availability, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.

▶ **Phone** – You may change your vote using the phone voting method described above, in which case only your latest telephone proxy submitted prior to the Annual Meeting will be counted.

▶ **Mail** – You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

If you hold Newmont Common Stock at your Broker - If your shares are held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice or proxy materials, as applicable, are being forwarded to you by that organization. Your Voting Instruction Form from Broadridge or your Notice provides information on how to vote your shares. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote on "routine" matters such as ratification of auditors but cannot vote on "non-routine" matters, including the Election of Directors unless you have provided specific instructions to do so. Thus, if the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Quorum, Tabulation and Broker Non-Votes and Abstentions

Quorum. The holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at the Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. For purposes of determining the presence of a quorum, "shares of capital stock of the Company" include all shares of common stock entitled to vote at the Annual Meeting.

Tabulating Votes and Voting Results. Votes at the Annual Meeting will be tabulated by one or more inspectors of election who will be appointed by the Chair of the meeting and who will not be candidates for election to the Board of Directors. The inspectors of election will treat shares of capital stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Broker Non-Votes and Abstentions. Abstentions and broker non-votes as to particular matters are counted for purposes of determining whether a quorum is present at the Annual Meeting. Except with respect to the Election of Directors, where abstentions are excluded, abstentions have the same effect as votes against proposals presented to stockholders. With respect to the Election of Directors, abstentions are not counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained. A broker non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions to do so from the beneficial owner. Other than with respect to the ratification of the appointment of our independent registered public accounting firm (Proposal 3), broker non-votes will not be counted as votes cast (with respect to Proposal 1, Election of Directors), or as present and entitled to vote on the proposal (with respect to Proposal 2, the advisory vote to approve named executive officer compensation). Broker non-votes will be counted as present and entitled to vote for the purposes of Proposal 3, and will therefore have the same effect as a vote against the proposal.

As such, please be reminded that if you hold your shares in "street name" it is critical that you cast your vote if you want it to count in the Election of Directors (Proposal 1). If you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the Election of Directors, no votes will be cast on your behalf. They also will not have discretion to vote uninstructed shares on the advisory vote to approve named executive officer compensation (Proposal 2). Your bank or broker will, however, have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm (Proposal 3).

Votes Required to Approve the Proposals

PROPOSAL	VOTE REQUIRED
Election of Directors	Majority of votes cast for each Nominee
Approve, on an advisory basis, the compensation of the Named Executive Officers	Non-binding advisory vote — majority of stock present in person or by proxy and entitled to vote
Ratification of independent registered public accounting firm for 2021	Majority of stock present in person or by proxy and entitled to vote

Election of Directors. Brokers, banks and other financial institutions cannot vote your stock on your behalf for the Election of Directors if you have not provided instructions on your voting instruction form, by telephone or by Internet. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Advisory Say-On-Pay Vote. Because the vote on Compensation of the Named Executive Officers is advisory in nature, it will not: (1) affect any compensation already paid or awarded to any Named Executive Officer, (2) be binding on or overrule any decisions by the Board of Directors, (3) create or imply any additional fiduciary duty on the part of the Board of Directors, or (4) restrict or limit the ability of stockholders to make proposals for inclusion in proxy materials related to executive compensation. If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Ratify Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2021. The affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, at the Annual Meeting is required to ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021. Even if you do not instruct your broker how to vote with respect to this item, your broker may vote your shares with respect to this proposal.

Other Items. If any other items are properly presented at the Annual Meeting, they must receive an affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, in order to be approved.

Revocation of Proxy or Voting Instruction Form

Revocation of Newmont Common Stock Proxy or Voting Instruction Form. A stockholder who executes a proxy or Voting Instruction Form ("VIF") may revoke it by delivering to the Secretary of the Company, at any time before the proxies are voted, a written notice of revocation bearing a later date than the proxy or VIF, or by attending the Annual Meeting online and by voting during the meeting (although virtual attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). A stockholder also may substitute another person in place of those persons presently named as proxies. Written notice revoking or revising a proxy should be sent to the attention of the Corporate Secretary (attention: Logan Hennessey), Newmont Corporation, at 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA.

Solicitation Costs

The cost of preparing and mailing the proxy materials, and the cost of solicitation of proxies on behalf of the Board of Directors will be borne by the Company. In addition, solicitation of proxies and Voting Instruction Forms may be made by certain officers and employees of the Company by mail, telephone or in person. The Company has retained MacKenzie Partners Inc. to aid in the solicitation of brokers, banks, intermediaries and other institutional holders for a fee of $17,000. The Company also will reimburse brokerage firms and others for their expenses in forwarding proxy materials to beneficial owners of common stock.

Eliminating Duplicate Mailings - Householding

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the SEC rules that permit us to deliver only one set of proxy materials, including our Proxy Statement, our 2020 Annual Report and the Notice, to multiple stockholders who share an address unless we receive contrary instructions from any stockholders at that address. This practice, known as "householding," reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of the 2020 Annual Report or other proxy materials, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to the Corporate Secretary of the Company.

Voting Results

The results of the voting at the Annual Meeting will be reported on Form 8-K and filed with the SEC within four business days after the end of the meeting.

Stockholder Proposals for the 2022 Annual Meeting of Stockholders

For a stockholder proposal to be included in the proxy statement and form of proxy for the 2022 Annual Meeting, the proposal must have been received by us at our principal executive offices no later than November 17, 2021. Proposals should be sent to the attention of the Corporate Secretary of the Company. Proposals must conform to and include the information required by SEC Rule 14a-8. We are not required to include in our proxy statement and form of proxy a stockholder proposal that was received after that date or that otherwise fails to meet the requirements for stockholder proposals established by SEC regulations.

Our Board amended our By-Laws in 2016 to adopt "proxy access" to permit a stockholder (or a group of no more than 20 stockholders) who has maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years and has complied with the other requirements set forth in our By-Laws, to submit Director nominees (up to the greater of 2 Directors or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements set forth in our By-Laws. Notice of Director nominees submitted under these By-Law provisions must be received by the Corporate Secretary of the Company by no earlier than October 18, 2021, and no later than November 17, 2021. Notice must include the information required by our By-Laws, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/.

In addition, under our By-Laws, stockholders not using proxy access in connection with Director nominations must give advance notice of nominations for Directors or other business to be addressed at the 2022 Annual Meeting and such notice must be received at the principal executive offices of the Corporation no later than the close of business on February 27, 2022, and not earlier than the close of business on January 28, 2022. The advance notice must be delivered to the attention of the Corporate Secretary of the Company. Notice must include the information required by our By-Laws.

Electronic delivery should be sent to CorporateSecretary@newmont.com. Mailings to the Corporate Secretary of the Company should be addressed to the attention of Logan Hennessey at Newmont Corporation's principal executive offices located at 6900 E Layton Avenue, Suite 700, Denver, Colorado 80237 USA.

Other Matters

The Board of Directors does not intend to bring other matters before the Annual Meeting, except items incident to the conduct of the meeting. However, on all matters properly brought before the meeting by the Board of Directors or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment. Additional information about Newmont, including its Annual Report on Form 10-K, is available through the Company's website, at www.newmont.com.


140-145
145-150

ANNEX A

Non-GAAP Compensation Measures — Annex A-1

Company Performance Bonus Measures

Management of the Company uses certain financial and operating measures, including Adjusted Free Cash Flow, Adjusted Return on Capital Employed and Adjusted Cash Sustaining Costs / Gold Equivalent Ounce, which have been adjusted at the discretion of the Leadership Development and Compensation Committee to evaluate the Company's performance for compensation purposes in connection with the calculation of the Company Performance Bonus results, which differs from what is reported under accounting principles generally accepted in the U.S. ("GAAP"). Further to the discussion of this metric in the "Compensation Discussion and Analysis," a reconciliation of these measures for the year-ended December 31, 2020, appears below.

2020 Company Performance Bonus Free Cash Flow

	YEAR ENDED DECEMBER 31, 2020[1]
Net cash provided by (used in) operating activities	$ 4,882
Less: Net cash used in (provided by) operating activities of discontinued operations	8
Net cash provided by (used in) operating activities of continuing operations	4,890
Less: Additions to property, plant and mine development[2]	(1,302)
Free Cash Flow	$ 3,588
FCF attributable to noncontrolling interest from continuing operations[3]	(123)
Free Cash Flow attributable to Newmont stockholders	$ 3,465
2020 Allowable Adjustments[4]	(1,231)
CPB ADJUSTED FCF	$ 2,234

(1) Dollars in the table above are presented in millions.

(2) For the year ended December 31, 2020, Yanacocha had total consolidated Additions to property, plant and mine development of $99 on a cash basis. For the year ended December 31, 2020, Merian had total consolidated Additions to property, plant and mine development of $41 on a cash basis.

(3) Adjustment to eliminate a portion of Net cash provided by (used in) operating activities, Net cash provided by (used in) operating activities of discontinued operations and Additions to property, plant and mine development attributable to noncontrolling interests, which relate to Yanacocha (48.65%) and Merian (25%).

(4) CPB related adjustments include the removal of Nevada, Pueblo Viejo, Red Lake and KCGM attributable Free Cash Flow.

Annex A

2020 Company Performance Bonus ROCE

	YEAR ENDED DECEMBER 31, 2020[1]
Company Performance Bonus Adjusted EBIT	
Net income (loss) attributable to Newmont stockholders	$2,829
Net income (loss) attributable to noncontrolling interests	(38)
Net (income) loss from discontinued operations[2]	(163)
Equity loss (income) of affiliates	(189)
Income and mining tax expense (benefit)	704
Depreciation and amortization	2,300
Interest expense, net	308
EBITDA	$5,751
Depreciation and amortization	2,300
EBIT	$3,451
EBITDA Adjustments:	
(Gain) loss on asset and investment sales[3]	(677)
Change in fair value of investments[4]	(252)
Reclamation and remediation charges[5]	213
Impairment of investments[6]	93
Pension settlements and curtailments[7]	92
COVID-19 specific costs[8]	92
Loss on debt extinguishment[9]	77
Settlement costs[10]	58
Impairment of long-lived and other assets[11]	49
Goldcorp transaction and integration costs[12]	23
Restructuring and Severance[13]	18
Adjusted EBIT	$3,237
2020 Allowable Adjustments[14]	(736)
CPB ADJUSTED EBIT	$2,501
12 month trailing CPB ADJUSTED EBIT	$2,501

	YEAR ENDED DECEMBER 31, 2020[1]	YEAR ENDED DECEMBER 31, 2019[1]
Company Performance Bonus Average Capital Employed		
Newmont stockholders equity	23,008	21,420
Noncontrolling interests	837	950
Total debt and lease and other financing obligations	6,702	6,834
Total Capital	30,547	29,204
Less: Cash and cash equivalents	5,540	2,243
Capital employed	25,007	26,961
2020 Allowable Adjustments[14]	(7,781)	(8,779)
CPB Capital Employed	17,226	18,182
Average capital employed	17,704	
12 month trailing CPB ADJUSTED EBIT divided by Average Capital Employed (ROCE)	14.1%	

[1] Dollars in the table above are presented in millions.

[2] Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $137 and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $26.

[3] (Gain) loss on asset and investment sales, included in Gain on asset and investment sales, net, primarily represents gains on the sale of Kalgoorlie and Continental and a gain on the sale of certain royalty interests to Maverix in 2020.

[4] Change in fair value of investments, included in Other income, net, primarily represents unrealized holding gains and losses on marketable equity securities and our investment instruments.

[5] Reclamation and remediation charges, included in Reclamation and remediation, represent revisions to the reclamation and remediation plans and cost estimates at the Company's former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value. The 2020 charges include increased lime consumption and water treatment costs at inactive Yanacocha sites and updated project cost estimates at inactive Porcupine sites, the Midnite mine site and Dawn mill site.

[6] Impairment of investments, included in Other income, net, primarily represents other-than-temporary impairment of other investments, including the impairment of the TMAC investment in 2020.

[7] Pension settlements and curtailments, included in Other income, net, primarily represents pension settlement charges due to lump sum payments to participants in 2020.

[8] COVID-19 specific costs, included in Other expense, net, represents incremental direct costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic.

[9] Loss on debt extinguishment, included in Other income, net, primarily represents losses on the extinguishment of a portion of the 2022 Senior Notes and 2023 Senior Notes during 2020.

[10] Settlement costs, included in Other expense, net, primarily represents costs related to the ecological tax obligation at Peñasquito in Mexico, mineral interest settlements at Ahafo and Akyem in Africa, the Cedros community agreement at Peñasquito in Mexico, a water related settlement at Yanacocha in Peru and other related costs in 2020.

[11] Impairment of long-lived and other assets, included in Impairment of long-lived and other assets, represents non-cash write-downs of various assets that are no longer in use.

[12] Goldcorp transaction and integration costs, included in Other expense, net, primarily represents costs incurred related to the Newmont Goldcorp transaction completed during 2019 as well as subsequent integration costs.

[13] Restructuring and severance, included in Other expense, net, primarily represents severance and related costs associated with significant organizational or operating model changes implemented by the Company for all periods presented.

[14] CPB related adjustments include the removal of Nevada, Red Lake and KCGM adjusted EBIT and the removal of Nevada, Pueblo Viejo, Red Lake and KCGM capital employed.

2020 Corporate Performance Bonus ROCE

	YEAR ENDED DECEMBER 31, 2020[1]
Corporate Performance Bonus Adjusted CSC per GEO	
Costs Applicable to Sales[2][3][4]	$ 5,014
Reclamation costs[5]	148
Advanced projects, research and development and exploration[6]	175
General and administrative	269
Care and maintenance and other expense, net[7][8]	193
Treatment and refining costs	217
Sustaining capital and lease related costs[9][10]	992
All-in sustaining costs	$ 7,008
Indirect CAS[11]	49
Cash sustaining costs	$ 7,057
CPB Adjustment[12]	(1,316)
CPB Adjusted Cash Sustaining Costs	$ 5,741
Gold Equivalent Ounces Produced[13]	6,845
CPB Adjustment[12]	(1,372)
CPB adjusted Gold Equivalent Ounces Produced	5,473
CPB adjusted CSC per GEO	$ 1,049

[1] Dollars in the table above are presented in millions.

[2] Excludes Depreciation and amortization and Reclamation and remediation.

[3] Includes by-product credits of $130 and excludes co-product revenues of $1,147.

[4] Includes stockpile and leach pad inventory adjustments of $18 at Yanacocha and $24 at NGM

[5] Reclamation costs include operating accretion and amortization of asset retirement costs of $88 and $60, respectively, and exclude accretion and reclamation and remediation adjustments at former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value of $52 and $226, respectively.

[6] Advanced projects, research and development and Exploration excludes development expenditures of $4 at CC&V, $3 at Porcupine, $1 at Éléonore, $2 at Peñasquito, $4 at Other North America, $3 at Yanacocha, $7 at Merian, $2 at Cerro Negro, $28 at Other South America, $6 at Tanami, $15 at Other Australia, $20 at Ahafo, $8 at Akyem, $3 at Other Africa, $19 at NGM and $9 at Corporate and Other, totaling $134 related to developing new operations or major projects at existing operations where these projects will materially benefit the operation.

[7] Care and maintenance includes $28 at Musselwhite, $26 at Éléonore, $38 at Peñasquito, $27 at Yanacocha, $56 at Cerro Negro and $3 at Other South America of cash care and maintenance costs associated with the sites temporarily being placed into care and maintenance or operating at reduced levels in response to the COVID-19 pandemic, during the period ended December 31, 2020 that we would have continued to incur if the sites were not temporarily placed into care and maintenance.

[8] Other expense, net is adjusted for incremental costs of responding to the COVID-19 pandemic of $92, settlement costs of $58, Goldcorp transaction and integration costs of $23 and restructuring and severance of $18.

[9] Includes sustaining capital expenditures of $269 for North America, $111 for South America, $248 for Australia, $103 for Africa, $160 for Nevada, and $42 for Corporate and Other, totaling $933 and excludes development capital expenditures, capitalized interest and the change in accrued capital totaling $369. The following are major development projects: Musselwhite Materials Handling, Pamour, Éléonore Lower Mine Material Handling System, Quecher Main, Yanacocha Sulfides, Emilia, Tanami Expansion 2, Subika Mining Method Change, Ahafo North, Goldrush Complex, Turquoise Ridge 3rd shaft and Range Front Declines at Cortez.

[10] Includes finance lease payments for sustaining projects of $59 and excludes finance lease payments for development projects of $38.

[11] Indirect CAS includes write-downs of inventory, stockpiles and ore on leach pads to net realizable value and changes to the carrying value of inventory.

[12] CPB related adjustments include the removal of Nevada and Red Lake Cash Sustaining Costs and Gold Equivalent Ounces.

[13] Gold equivalent ounces is calculated as pounds or ounces produced multiplied by the ratio of the other metals price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($16.00/oz.), Lead ($0.95/lb.) and Zinc ($1.20/lb.) pricing for 2020.

Non-GAAP Financial Measures

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. generally accepted accounting principles ("GAAP"). These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Unless otherwise noted, we present the Non-GAAP financial measures of our continuing operations in the tables below.

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

Management uses Earnings before interest, taxes and depreciation and amortization ("EBITDA") and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period ("Adjusted EBITDA") as non-GAAP measures to evaluate the Company's operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. *Net income (loss) attributable to Newmont stockholders* is reconciled to EBITDA and Adjusted EBITDA as follows:

	YEARS ENDED DECEMBER 31,		
	2020	**2019**	**2018**
Net income (loss) attributable to Newmont stockholders	$2,829	$ 2,805	$ 341
Net income (loss) attributable to noncontrolling interests	(38)	79	39
Net (income) loss from discontinued operations[1]	(163)	72	(61)
Equity loss (income) of affiliates	(189)	(95)	33
Income and mining tax expense (benefit)	704	832	386
Depreciation and amortization	2,300	1,960	1,215
Interest expense, net	308	301	207
EBITDA	$5,751	$ 5,954	$2,160
Adjustments:			
(Gain) loss on asset and investment sales[2]	$ (677)	$ (30)	$ (100)
Change in fair value of investments[3]	(252)	(166)	50
Reclamation and remediation charges[4]	213	120	21
Impairment of investments[5]	93	2	42
Pension settlements and curtailments[6]	92	(20)	—
COVID-19 specific costs[7]	92	—	—

	YEARS ENDED DECEMBER 31,		
	2020	**2019**	**2018**
Loss on debt extinguishment[8]	$ 77	$ —	$ —
Settlement costs[9]	58	5	10
Impairment of long-lived and other assets[10]	49	5	369
Goldcorp transaction and integration costs[11]	23	217	—
Restructuring and severance[12]	18	7	10
Gain on formation of Nevada Gold Mines[13]	—	(2,390)	—
Nevada JV transaction and integration costs[14]	—	30	—
Emigrant leach pad write-down[15]	—	—	22
Adjusted EBITDA[16]	$5,537	$ 3,734	$2,584

[1] For additional information regarding our discontinued operations, see Note 14 to our Consolidated Financial Statements.

[2] (Gain) loss on asset and investment sales, included in *Gain on asset and investment sales, net*, primarily represents gains on the sale of Kalgoorlie and Continental and a gain on the sale of certain royalty interests to Maverix in 2020; a gain on the sale of exploration land in 2019; and a gain from the exchange of certain royalty interests for cash consideration and an equity ownership and warrants in Maverix in 2018 . For additional information, see Note 10 to our Consolidated Financial Statements.

[3] Change in fair value of investments, included in *Other income, net*, primarily represents unrealized holding gains and losses on marketable equity securities and our investment instruments. For additional information regarding our investments, see Note 20 to our Consolidated Financial Statements.

[4] Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to the reclamation and remediation plans and cost estimates at the Company's former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value. The 2020 charges include increased lime consumption and water treatment costs at inactive Yanacocha sites and updated project cost estimates at inactive Porcupine sites, the Midnite mine site and Dawn mill site. The 2019 charges include updated water management costs at inactive Yanacocha sites, updated project cost estimates at the Mule Canyon and Northumberland mine sites and a review of the project cost estimates at the Midnite and Dawn remediation site, as well as increased water management costs at the Con mine. The 2018 charges include adjustments at the Idarado, Lone Tree and Rain remediation and closure sites.

[5] Impairment of investments, included in *Other income, net*, primarily represents other-than-temporary impairment of other investments, including the impairment of the TMAC investment in 2020.

[6] Pension settlements and curtailments, included in *Other income, net*, primarily represents pension settlement charges due to lump sum payments to participants in 2020 and pension curtailments gains in 2019. See Note 17 to our Consolidated Financial Statements for further information.

[7] COVID-19 specific costs, included in *Other expense, net*, represents incremental direct costs incurred as a result of actions taken to protect against the impacts of the COVID-19 pandemic. See Note 9 to our Consolidated Financial Statements for further information.

[8] Loss on debt extinguishment, included in *Other income, net*, primarily represents losses on the extinguishment of a portion of the 2022 Senior Notes and 2023 Senior Notes during 2020.

[9] Settlement costs, included in *Other expense, net*, primarily represents costs related to the ecological tax obligation at Peñasquito in Mexico, mineral interest settlements at Ahafo and Akyem in Africa, the Cedros community agreement at Peñasquito in Mexico, a water related settlement at Yanacocha in Peru and other related costs in 2020, and certain costs associated with legal and other settlements for 2019 and 2018.

[10] Impairment of long-lived and other assets, included in *Impairment of long-lived and other assets*, represents non-cash write-downs of various assets that are no longer in use. Impairments include $366 related to long-lived assets in Nevada in 2018. See Note 8 to our Consolidated Financial Statements for further information.

[11] Goldcorp transaction and integration costs, included in *Other expense, net*, primarily represents costs incurred related to the Newmont Goldcorp transaction completed during 2019 as well as subsequent integration costs.

[12] Restructuring and severance, included in *Other expense, net*, primarily represents severance and related costs associated with significant organizational or operating model changes implemented by the Company for all periods presented.

[13] Gain on formation of Nevada Gold Mines, included in *Gain on formation of Nevada Gold Mines*, represents the difference between the fair value of our 38.5% interest in NGM and the carrying value of the Nevada mining operations contributed on July 1, 2019.

[14] Nevada JV transaction and integration costs, included in Other expense, net, primarily represents costs incurred related to the Nevada JV Agreement, including hostile defense fees, during 2019.

(15) The Emigrant leach pad write-down, included in Costs applicable to sales, represents a write-down to reduce the carrying value of the leach pad to net realizable value at Emigrant due to a change in mine plan resulting in a significant decrease in mine life in 2018.

(16) Adjusted EBITDA has not been adjusted for $178 of cash care and maintenance costs, included in Care and maintenance, which primarily represent costs incurred associated with our Musselwhite, Éléonore, Peñasquito, Yanacocha and Cerro Negro mine sites being temporarily placed into care and maintenance in response to the COVID-19 pandemic during a portion of the year ended December 31, 2020.

Additionally, the Company uses Pueblo Viejo EBITDA as a non-GAAP measure to evaluate the operating performance of its investment in the Pueblo Viejo mine. Pueblo Viejo EBITDA does not represent, and should not be considered an alternative to, *Equity income (loss) of affiliates*, as defined by GAAP, and does not necessarily indicate whether cash distributions from Pueblo Viejo will match Pueblo Viejo EBITDA or earnings from affiliates. Although the Company has the ability to exert significant influence, it does not have direct control over the operations or resulting revenues and expenses, nor does it proportionately consolidate its investment in Pueblo Viejo. The Company believes that Pueblo Viejo EBITDA provides useful information to investors and others in understanding and evaluating the operating results of its investment in Pueblo Viejo, in the same manner as management and the Board of Directors. *Equity income (loss) of affiliates* is reconciled to Pueblo Viejo EBITDA as follows:

	YEARS ENDED DECEMBER 31,		
	2020	**2019**	**2018**
Equity income (loss) of affiliates	$ 189	$ 95	$(33)
Equity (income) loss of affiliates, excluding Pueblo Viejo[1]	4	29	33
Equity income (loss) of affiliates, Pueblo Viejo[1]	193	124	—
Reconciliation of Pueblo Viejo on attributable basis:			
Income and mining tax expense (benefit)	169	69	—
Depreciation and amortization	72	52	—
Pueblo Viejo EBITDA	$ 434	$ 245	$ —

(1) See Note 13 to the Consolidated Financial Statements.

Free Cash Flow

Management uses Free Cash Flow as a non-GAAP measure to analyze cash flows generated from operations. Free Cash Flow is Net cash provided by (used in) operating activities less Net cash provided by (used in) operating activities of discontinued operations less Additions to property, plant and mine development as presented on the Consolidated Statements of Cash Flows. The Company believes Free Cash Flow is also useful as one of the bases for comparing the Company's performance with its competitors. Although Free Cash Flow and similar measures are frequently used as measures of cash flows generated from operations by other companies, the Company's calculation of Free Cash Flow is not necessarily comparable to such other similarly titled captions of other companies.

The presentation of non-GAAP Free Cash Flow is not meant to be considered in isolation or as an alternative to net income as an indicator of the Company's performance, or as an alternative to cash flows from operating activities as a measure of liquidity as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The Company's definition of Free Cash Flow is limited in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flow as a measure that provides supplemental information to the Company's Consolidated Statements of Cash Flows.

Annex A

The following table sets forth a reconciliation of Free Cash Flow, a non-GAAP financial measure, to Net cash provided by (used in) operating activities, which the Company believes to be the GAAP financial measure most directly comparable to Free Cash Flow, as well as information regarding Net cash provided by (used in) investing activities and Net cash provided by (used in) financing activities.

	YEARS ENDED DECEMBER 31,		
	2020	**2019**	**2018**
Net cash provided by (used in) operating activities	$ 4,882	$ 2,866	$ 1,827
Less: Net cash used in (provided by) operating activities of discontinued operations	8	10	10
Net cash provided by (used in) operating activities of continuing operations	4,890	2,876	1,837
Less: Additions to property, plant and mine development	(1,302)	(1,463)	(1,032)
Free Cash Flow	$ 3,588	$ 1,413	$ 805
Net cash provided by (used in) investing activities[1]	$ 91	$(1,226)	$(1,177)
Net cash provided by (used in) financing activities	$(1,680)	$(2,777)	$ (455)

[1] Net cash provided by (used in) investing activities includes Additions to property, plant and mine development, which is included in the Company's computation of Free Cash Flow.

All-In Sustaining Costs

Newmont has developed a metric that expands on GAAP measures, such as cost of goods sold, and non-GAAP measures, such as costs applicable to sales per ounce, to provide visibility into the economics of our mining operations related to expenditures, operating performance and the ability to generate cash flow from our continuing operations.

Current GAAP measures used in the mining industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop and sustain production. Therefore, we believe that all-in sustaining costs is a non-GAAP measure that provides additional information to management, investors and analysts that aid in the understanding of the economics of our operations and performance compared to other producers and provides investors visibility by better defining the total costs associated with production.

All-in sustaining cost ("AISC") amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards ("IFRS"), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development (i.e. non-sustaining) activities based upon each company's internal policies.

The following disclosure provides information regarding the adjustments made in determining the all-in sustaining costs measure:

Costs applicable to sales. Includes all direct and indirect costs related to current production incurred to execute the current mine plan. We exclude certain exceptional or unusual amounts from Costs applicable to sales ("CAS"), such as significant revisions to recovery amounts. CAS includes by-product credits from certain metals obtained during the process of extracting and processing the primary ore-body. CAS is accounted for on an accrual basis and excludes Depreciation and amortization and Reclamation and remediation, which is consistent with our presentation of CAS on the Consolidated Statements of Operations. In determining AISC, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is derived from the CAS presented in the Company's Consolidated Statements of Operations less the amount of CAS attributable to the production of other metals at our Peñasquito, Boddington, and Phoenix mines. The other metals CAS at those mine sites is disclosed in Note 4 to the Consolidated Financial Statements. The allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines is based upon the relative sales value of gold and other metals produced during the period.

Reclamation costs. Includes accretion expense related to reclamation liabilities and the amortization of the related Asset Retirement Cost ("ARC") for the Company's operating properties. Accretion related to the reclamation liabilities and the amortization of the ARC assets for reclamation does not reflect annual cash outflows but are calculated in accordance with GAAP. The accretion and amortization reflect the periodic costs of reclamation associated with current production and are therefore included in the measure. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

Advanced projects, research and development and exploration. Includes incurred expenses related to projects that are designed to sustain current production and exploration. We note that as current resources are depleted, exploration and advanced projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves to sustain production at existing operations. As these costs relate to sustaining our production, and are considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the Advanced projects, research and development and Exploration amounts presented in the Consolidated Statements of Operations less incurred expenses related to the development of new operations, or related to major projects at existing operations where these projects will materially benefit the operation in the future. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

General and administrative. Includes costs related to administrative tasks not directly related to current production, but rather related to support our corporate structure and fulfill our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis.

Care and maintenance and Other expense, net. Care and maintenance primarily includes direct operating costs incurred at the mine sites during the period that these sites were temporarily placed into care and maintenance in response to the COVID-19 pandemic. For Other expense, net we exclude certain exceptional or unusual expenses, such as restructuring, as these are not indicative to sustaining our current operations. Furthermore, this adjustment to Other expense, net is also consistent with the nature of the adjustments made to Net income (loss) attributable to Newmont stockholders as disclosed in the Company's non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

Treatment and refining costs. Includes costs paid to smelters for treatment and refining of our concentrates to produce the salable metal. These costs are presented net as a reduction of Sales on our Consolidated Statements of Operations. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

Sustaining capital and finance lease payments. We determined sustaining capital and finance lease payments as those capital expenditures and finance lease payments that are necessary to maintain current production and execute the current mine plan. We determined development (i.e. non-sustaining) capital expenditures and finance lease payments to be those payments used to develop new operations or related to projects at existing operations where those projects will materially benefit the operation and are excluded from the calculation of AISC. The classification of sustaining and development capital projects and finance leases is based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital and finance lease payments are relevant to the AISC metric as these are needed to maintain the Company's current operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and other metals is determined using the same allocation used in the allocation of CAS between gold and other metals at the Peñasquito, Boddington, and Phoenix mines.

YEAR ENDED DECEMBER 31, 2020	COSTS APPLICABLE TO SALES[1][2][3]	RECLAMATION COSTS[4]	ADVANCED PROJECTS, RESEARCH AND DEVELOPMENT AND EXPLORATION[5]	GENERAL AND ADMINISTRATIVE	CARE AND MAINTENANCE AND OTHER EXPENSE, NET[6][7]	TREATMENT AND REFINING COSTS	SUSTAINING CAPITAL AND LEASE RELATED COSTS[8][9]	ALL-IN SUSTAINING COSTS	OUNCES (000) SOLD	ALL-IN SUSTAINING COSTS PER OZ. [10]
Gold										
CC&V	$ 245	$ 6	$ 11	$ —	$ 1	$ —	$ 41	$ 304	270	$ 1,125
Red Lake	45	—	1	—	—	—	4	50	42	1,182
Musselwhite	117	2	7	—	25	—	27	178	97	1,838
Porcupine	244	2	14	—	—	—	39	299	319	935
Éléonore	181	2	4	—	26	—	45	258	208	1,248
Peñasquito	286	4	—	—	20	48	53	411	512	806
Other North America	—	—	4	10	3	—	1	18	—	—
North America	1,118	16	41	10	75	48	210	1,518	1,448	1,049
Yanacocha	345	57	9	1	30	—	37	479	339	1,414
Merian	328	4	4	1	—	—	41	378	464	813
Cerro Negro	166	3	2	—	60	—	33	264	231	1,147
Other South America	—	—	3	10	3	—	—	16	—	—
South America	839	64	18	12	93	—	111	1,137	1,034	1,100
Boddington	579	13	3	—	—	11	125	731	668	1,094
Tanami	251	1	10	—	—	—	104	366	492	745
Other Australia	—	—	1	12	1	—	7	21	—	—
Australia	830	14	14	12	1	11	236	1,118	1,160	964
Ahafo	375	9	2	1	2	—	78	467	476	980
Akyem	234	24	1	—	1	—	26	286	377	757
Other Africa	—	—	—	7	—	—	—	7	—	—
Africa	609	33	3	8	3	—	104	760	853	890
Nevada Gold Mines	1,012	12	23	10	2	10	160	1,229	1,336	920
Nevada	1,012	12	23	10	2	10	160	1,229	1,336	920
Corporate and Other	—	—	75	217	—	—	42	334	—	—
Total Gold	$4,408	$ 139	$174	$269	$174	$ 69	$863	$6,096	5,831	$ 1,045
Gold equivalent ounces - other metals [11]										
Peñasquito	$ 499	$ 7	$ 1	$ —	$ 19	$142	$106	$ 774	934	$ 828
Boddington	107	2	—	—	—	6	23	138	128	1,080
Total Gold Equivalent Ounces	$ 606	$ 9	$ 1	$ —	$ 19	$148	$129	$ 912	1,062	$ 858
Consolidated	$5,014	$ 148	$175	$269	$193	$217	$992	$7,008		

(1) Excludes Depreciation and amortization and Reclamation and remediation.

(2) Includes by-product credits of $130 and excludes co-product revenues of $1,147.

(3) Includes stockpile and leach pad inventory adjustments of $18 at Yanacocha and $24 at NGM.

(4) Reclamation costs include operating accretion and amortization of asset retirement costs of $88 and $60, respectively, and exclude accretion and reclamation and remediation adjustments at former operating properties and historic mining operations that have entered the closure phase and have no substantive future economic value of $52 and $226, respectively.

(5) Advanced projects, research and development and Exploration excludes development expenditures of $4 at CC&V, $3 at Porcupine, $1 at Éléonore, $2 at Peñasquito, $4 at Other North America, $3 at Yanacocha, $7 at Merian, $2 at Cerro Negro, $28 at Other South America, $6 at Tanami, $15 at Other Australia, $20 at Ahafo, $8 at Akyem, $3 at Other Africa, $19 at NGM and $9 at Corporate and Other, totaling $134 related to developing new operations or major projects at existing operations where these projects will materially benefit the operation.

(6) Care and maintenance includes $28 at Musselwhite, $26 at Éléonore, $38 at Peñasquito, $27 at Yanacocha, $56 at Cerro Negro and $3 at Other South America of cash care and maintenance costs associated with the sites temporarily being placed into care and maintenance or operating at reduced levels in response to the COVID-19 pandemic, during the period ended December 31, 2020 that we would have continued to incur if the sites were not temporarily placed into care and maintenance.

(7) Other expense, net is adjusted for incremental costs of responding to the COVID-19 pandemic of $92, settlement costs of $58, Goldcorp transaction and integration costs of $23 and restructuring and severance of $18.

(8) Includes sustaining capital expenditures of $269 for North America, $111 for South America, $248 for Australia, $103 for Africa, $160 for Nevada, and $42 for Corporate and Other, totaling $933 and excludes development capital expenditures, capitalized interest and the change in accrued capital totaling $369. The following are major development projects: Musselwhite Materials Handling, Pamour, Éléonore Lower Mine Material Handling System, Quecher Main, Yanacocha Sulfides, Emilia, Tanami Expansion 2, Subika Mining Method Change, Ahafo North, Goldrush Complex, Turquoise Ridge 3rd shaft and Range Front Declines at Cortez.

(9) Includes finance lease payments for sustaining projects of $59 and excludes finance lease payments for development projects of $38.

(10) Per ounce measures may not recalculate due to rounding.

(11) Gold equivalent ounces is calculated as pounds or ounces produced multiplied by the ratio of the other metals price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($16.00/oz.), Lead ($0.95/lb.) and Zinc ($1.20/lb.) pricing for 2020.

Attributable Free Cash Flow

Management uses Attributable Free Cash Flow as a non-GAAP measure to analyze cash flows generated from operations that are attributable to the Company. Attributable Free Cash Flow is *Net cash provided by (used in) operating activities* after deducting net cash flows from operations attributable to noncontrolling interests less *Net cash provided by (used in) operating activities of discontinued* operations after deducting net cash flows from discontinued operations attributable to noncontrolling interests less *Additions to property, plant and mine development* after deducting property, plant and mine development attributable to noncontrolling interests. The Company believes that Attributable Free Cash Flow is useful as one of the bases for comparing the Company's performance with its competitors. Although Attributable Free Cash Flow and similar measures are frequently used as measures of cash flows generated from operations by other companies, the Company's calculation of Attributable Free Cash Flow is not necessarily comparable to such other similarly titled captions of other companies.

The presentation of non-GAAP Attributable Free Cash Flow is not meant to be considered in isolation or as an alternative to Net income attributable to Newmont stockholders as an indicator of the Company's performance, or as an alternative to *Net cash provided by (used in) operating activities* as a measure of liquidity as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The Company's definition of Attributable Free Cash Flow is limited in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, the Company believes it is important to view Attributable Free Cash Flow as a measure that provides supplemental information to the Company's Condensed Consolidated Statements of Cash Flows.

Annex A

The following tables set forth a reconciliation of Attributable Free Cash Flow, a non-GAAP financial measure, to *Net cash provided by (used in) operating activities*, which the Company believes to be the GAAP financial measure most directly comparable to Attributable Free Cash Flow, as well as information regarding *Net cash provided by (used in) investing activities* and *Net cash provided by (used in) financing activities*.

	YEAR ENDED DECEMBER 31, 2020		
	CONSOLIDATED	ATTRIBUTABLE TO NONCONTROLLING INTERESTS[1]	ATTRIBUTABLE TO NEWMONT STOCKHOLDERS
Net cash provided by (used in) operating activities	$ 4,882	$(180)	$ 4,702
Less: Net cash used in (provided by) operating activities of discontinued operations	8	—	8
Net cash provided by (used in) operating activities of continuing operations	4,890	(180)	4,710
Less: Additions to property, plant and mine development[2]	(1,302)	57	(1,245)
Free Cash Flow	$ 3,588	$(123)	$ 3,465
Net cash provided by (used in) investing activities[3]	$ 91		
Net cash provided by (used in) financing activities	$(1,680)		

[1] Adjustment to eliminate a portion of *Net cash provided by (used in) operating activities, Net cash provided by (used in) operating activities of discontinued operations* and *Additions to property, plant and mine development* attributable to noncontrolling interests, which relate to Yanacocha (48.65%) and Merian (25%).

[2] For the year ended December 31, 2020, Yanacocha had total consolidated Additions to property, plant and mine development of $99, on a cash basis. For the year ended December 31, 2020, Merian had total consolidated Additions to property, plant and mine development of $41, on a cash basis.

[3] *Net cash provided by (used in) investing activities* includes *Additions to property, plant and mine development*, which is included in the Company's computation of Free Cash Flow.

Net debt to Adjusted EBITDA ratio

Management uses net debt to Adjusted EBITDA as non-GAAP measures to evaluate the Company's operating performance, including our ability to generate earnings sufficient to service our debt. Net debt to Adjusted EBITDA represents the ratio of the Company's debt, net of cash and cash equivalents, to Adjusted EBITDA. Net debt to Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Net Debt to Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of net debt to Adjusted EBITDA measure is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that net debt to Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of net debt to Adjusted EBITDA is evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to Adjusted EBITDA as follows:

	THREE MONTHS ENDED			
	DECEMBER 31, 2020	SEPTEMBER 30, 2020	JUNE 30, 2020	MARCH 31, 2020
Net income (loss) attributable to Newmont stockholders	$ 824	$ 839	$ 344	$ 822
Net income (loss) attributable to noncontrolling interests	(60)	17	3	2
Net loss (income) from discontinued operations	(18)	(228)	68	15
Equity loss (income) of affiliates	(70)	(53)	(29)	(37)
Income and mining tax expense (benefit)	258	305	164	(23)
Depreciation and amortization	615	592	528	565
Interest expense, net	73	75	78	82
EBITDA	1,622	1,547	1,156	1,426
EBITDA Adjustments:				
Reclamation and remediation charges	213	—	—	—
Loss (gain) on asset and investment sales	(84)	(1)	1	(593)
Change in fair value of investments	(61)	(57)	(227)	93
COVID-19 specific costs	25	32	33	2
Settlement costs	24	26	2	6
Impairment of long-lived and other assets	20	24	5	—
Pension settlements and curtailments	7	83	2	—
Restructuring and severance	6	9	2	1
Goldcorp transaction and integration costs	—	—	7	16
Loss on debt extinguishment	—	—	3	74
Impairment of investments	—	—	—	93
Adjusted EBITDA	1,772	1,663	984	1,118
12 month trailing Adjusted EBITDA	$ 5,537			
Total Debt	$ 6,031			
Lease and other financing obligations	671			
Less: Cash and cash equivalents	5,540			
Total net debt	$ 1,162			
Net debt to adjusted EBITDA	0.2			

Cautionary Statements and Endnotes— Annex A-2

Note Regarding Reserves and Resources: Reserves and Resources are utilized as compensation performance measures in connection with the annual Company Performance Bonus calculation. U.S. investors are advised that the SEC does not recognize the term Resource and, as such, Resource estimates used in this Proxy Statement have not been prepared in accordance with Industry Guide 7. Newmont has determined that such "resources" would be substantively the same as those prepared using the Guidelines established by the Society of Mining, Metallurgy and Exploration ("SME") and defined as "Mineral Resource." Estimates of Resources include "Measured, Indicated and Inferred Resources," which are subject to further exploration and development, are subject to additional risks, and no assurance can be given that they will eventually convert to future reserves. Inferred Resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the Inferred Resource exists, or is economically or legally mineable. Investors are reminded that even if significant mineralization is discovered and converted to reserves, during the time necessary to ultimately move such mineralization to production the economic feasibility of production may change. See the Company's Annual Report on Form 10-K for the "Proven and Probable Reserve" and "Mineralized Material" tables prepared in compliance with the SEC's Industry Guide 7 and the "Risk Factors" section for risks relating to such estimates and the Company's business, available at www.newmont.com and on www.sec.gov.

Note Regarding Forward-Looking Statements: Forward-looking statements may appear in this proxy statement. Certain statements, other than purely historical information, including estimates, projections, statements relating to our plans, objectives and expected results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "target," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements in this proxy statement may include, without limitation, estimates of outlook, including expected financial and operating results, expectations regarding full potential savings, value creation, synergies and other efficiencies, expectations regarding project execution including without limitation IRR, expectations regarding portfolio optimization, investments or divestitures, expectations regarding future mineralization, expectations regarding future share repurchases, future dividends, annualized dividends, dividend framework, yield and payment levels, and expectations regarding COVID-19. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" of our Form 10-K for the year-ended December 31, 2020 filed with the SEC, available on the SEC website or www.newmont.com. The Company undertakes no obligation to update or revise publicly any forward-looking statements.

Note Regarding Future Dividends. Future dividends, including 2021 dividends and beyond, have not yet been approved or declared by the Board of Directors. Management's expectations with respect to future dividends and the dividend framework are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont's financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.

Note Regarding Share Repurchase Program. In January 2021k the Company announced a stock repurchase program for up to $1 billion of common equity. The program will be executed at the Company's discretion, utilizing open market repurchases to occur from time-to-time throughout the 18-month authorization period, which expires in July 2022. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including trading volume, market conditions, legal requirements, business conditions and other factors. The repurchase program may be discontinued at any time, and the program does not obligate the Company to acquire any specific number of shares of its common stock. As such, no guarantees can be made with respect to the impact of the authorized program.

Note regarding World-class asset. World-class asset as used herein is defined as +500k GEO's/year consolidated; <$900/oz AISC, mine life >10 years in countries classified in the A and B rating ranges for each of Moody's, S&P and Fitch. Our nine world-class assets in top tier jurisdictions include Yanacocha Sulfides and Ahafo North, which are included in Newmont's outlook but remain subject to Board approval in the future.

Note regarding Gold equivalent ounces (GEOs). GEOs as used in the 2020 financial highlights was calculated as pounds or ounces produced multiplied by the ratio of the other metal's price to the gold price, using Gold ($1,200/oz.), Copper ($2.75/lb.), Silver ($16/oz.), Lead ($0.95/lb.), and Zinc ($1.20/lb.) pricing.







Newmont™

Newmont Corporation
6900 E. Layton Avenue, Suite 700
Denver, Colorado 80237 USA
303 863 7414

www.newmont.com